Key metrics
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Credit Suisse (CHF million)
Net revenues	7,574	5,221	5,776	45	31
Provision for credit losses	4,394	138	568	–	–
Total operating expenses	3,937	5,171	4,007	(24)	(2)
Income/(loss) before taxes	(757)	(88)	1,201	–	–
Net income/(loss) attributable to shareholders	(252)	(353)	1,314	(29)	–
Cost/income ratio (%)	52.0	99.0	69.4	–	–
Effective tax rate (%)	69.5	–	(9.2)	–	–
Basic earnings/(loss) per share (CHF)	(0.10)	(0.15)	0.53	(33)	–
Diluted earnings/(loss) per share (CHF)	(0.10)	(0.15)	0.52	(33)	–
Return on equity (%)	(2.3)	(3.2)	11.7	–	–
Return on tangible equity (%)	(2.6)	(3.5)	13.1	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,596.0	1,511.9	1,370.5	5.6	16.5
Net new assets	28.4	8.4	5.8	238.1	389.7
Balance sheet statistics (CHF million)
Total assets	851,395	805,822	832,166	6	2
Net loans	304,188	291,908	302,674	4	1
Total shareholders' equity	44,590	42,677	48,675	4	(8)
Tangible shareholders' equity	39,707	38,014	43,792	4	(9)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.2	12.9	12.1	–	–
CET1 leverage ratio	3.8	4.4	4.2	–	–
Tier 1 leverage ratio	5.5	6.4	5.8	–	–
Share information
Shares outstanding (million)	2,364.0	2,406.1	2,399.0	(2)	(1)
of which common shares issued	2,447.7	2,447.7	2,556.0	0	(4)
of which treasury shares	(83.7)	(41.6)	(157.0)	101	(47)
Book value per share (CHF)	18.86	17.74	20.29	6	(7)
Tangible book value per share (CHF)	16.80	15.80	18.25	6	(8)
Market capitalization (CHF million)	24,009	27,904	19,582	(14)	23
Number of employees (full-time equivalents)
Number of employees	49,090	48,770	48,500	1	1
See relevant tables for additional information on these metrics.

Financial Report 1Q21

Financial Report 1Q21
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Investment Bank
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.
Mandatory Convertible Notes
These materials are not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities, in any jurisdiction in which such offer or sale would be unlawful.
These materials are not an offer of securities for sale in the United States or to U.S. persons (“U.S. persons”) as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The mandatory convertible notes described in these materials and the shares of Credit Suisse Group AG issuable on their conversion have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from registration under the U.S. Securities Act.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 49,090 employees from over 150 different nations. Our broad footprint helps us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by our Investment Bank division. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. Effective April 1, 2021, the Asset Management business has been separated from the International Wealth Management division and is managed as a new division of the Group.
Asia Pacific
The Asia Pacific division delivers an integrated wealth management, financing, underwriting and advisory offering to our target ultra-high-net-worth, entrepreneur and corporate clients. We provide a comprehensive suite of wealth management products and services to our clients in Asia Pacific and provide a broad range of advisory services related to debt and equity underwriting of public offerings and private placements as well as mergers and acquisitions. Our close collaboration with the Investment Bank supports and enables our wealth management activities in the region through the delivery of holistic, innovative products and tailored advice.
Investment Bank
The Investment Bank division delivers client-centric sales and trading products, services and solutions across all asset classes and regions as well as advisory, underwriting and financing services. Our range of products and services includes global securities sales, trading and execution, prime brokerage, capital raising and comprehensive corporate advisory services. Additionally, our Global Trading Solutions platform provides centralized trading and sales services to the Group’s other business divisions. Our clients include financial institutions and sponsors, corporations, governments, ultra-high-net-worth individuals, sovereigns and institutional investors.

I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Investment Bank
Corporate Center
Assets under management

Operating environment
COVID-19 restrictions continued to weigh on the services sector in 1Q21, but the goods sector was resilient. Global equity markets ended the quarter higher and volatility decreased. Major government bond yields increased, and the US dollar was generally stronger against major currencies in 1Q21.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment. Equity and credit markets performed well on the increased prospect that 2021 would bring a strong economic recovery due to significant fiscal supports, accommodative monetary policies, accelerating vaccination programs and the easing of economic and social activity lockdowns. However, progress on vaccination programs was uneven, with the EU and most emerging market countries lagging far behind the US and the UK in executing their programs. A rise in COVID-19 infections in a number of EU countries in late March also led to the re-imposition of lockdowns or their extension into 2Q21. Recently, the number of COVID-19 infections in India has also increased dramatically.
Economic environment
Restrictions to contain additional waves of the COVID-19 pandemic weighed on global service sector activity. However, activity in the goods sector was more resilient. In the US, large fiscal stimulus programs boosted household disposable income and resulted in strong consumption. In Europe, fiscal policy was less stimulative and mobility restrictions on residents were stricter, resulting in contracted economic activity. In China, the pace of economic recovery slowed as policy became less supportive. Globally, COVID-19 vaccination rates increased, with the US and UK making better progress than other major economies.
The US Federal Reserve (Fed) kept rates close to zero and continued large-scale asset purchases, signaling that a more accommodative policy would continue in the coming years, despite upgraded economic projections. The European Central Bank and the Bank of Japan continued asset purchases and eased the terms of financing for credit institutions. The Swiss National Bank (SNB) and the Bank of England (BoE) kept policy rates unchanged.
The anticipation of fading social distancing requirements and the effects of economic reopening had a positive impact on global equity market prices in 1Q21. Compared to 4Q20, the US equity market gained 5.4% and European equity markets outperformed the US equity market ending the quarter 9.0% higher. The Swiss equity market gained 4.4% but was one of the weaker equity markets. In emerging markets, stocks in the Emerging Europe, Middle East and Africa region increased significantly, whereas Latin America underperformed. Energy, financials and industrials outperformed consumer staples, utilities and healthcare, which were the worst underperformers. The Chicago Board Options Exchange Market Volatility Index (VIX) increased significantly towards the end of January, and then decreased again at the end of 1Q21. The Credit Suisse Hedge Fund Index increased 2.9% in 1Q21 compared to 4Q20. World bank stocks outperformed against global equity markets and European bank stocks underperformed world bank stocks in 1Q21. At the end of 1Q21, world bank stocks traded 20.2% higher compared to 4Q20 (refer to the charts under “Equity markets”).

In fixed income, in parallel with still supportive monetary policies and fiscal responses, the yield curves increased and steepened significantly. Credit spreads increased slightly compared to 4Q20 but remained at low levels (refer to the charts under “Yield curves” and “Credit spreads” for further information). The rise in government bond yields weighed on longer-duration asset classes, especially in investment grade and emerging market hard currency sovereign bonds, both of which delivered a negative return in 1Q21. In contrast, shorter-duration segments, such as high yield, were more resilient and corporate default rates globally also normalized further.
The US dollar appreciated against other major currencies in 1Q21, gaining nearly 4% against the euro and more than 6% compared to the Swiss franc and Japanese yen. Better relative economic prospects in the US and increased market expectations of an earlier rate hike by the Fed supported the US dollar. Commodity related currencies such as the Canadian dollar and the Norwegian krone held up better against the US dollar, in line with the global reflationary environment. Emerging market currencies generally weakened against the US dollar. The Chinese renminbi was one of the best performing major emerging market currency, while the Turkish lira, the Argentine peso and the Brazilian real were the worst performers against the US dollar.
The Credit Suisse Commodities Benchmark gained 13.6% in 1Q21. Oil markets in particular performed well due to proactive supply management by OPEC+ (Organization of Petroleum Exporting Countries Plus) and muted US shale volumes. Industrial metals gained as well, amid firm Chinese demand and tight global inventories. Robust Chinese demand and further supply downgrades by government agencies also supported agricultural prices. Precious metals responded to rapid US yield increases with price declines of more than 3%.

Credit Suisse
In 1Q21, we recorded a net loss attributable to shareholders of CHF 252 million. Return on equity and return on tangible equity were (2.3)% and (2.6)%, respectively. As of the end of 1Q21, our CET1 ratio was 12.2%.
Results
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,654	1,448	1,534	14	8
Commissions and fees	3,737	3,191	2,927	17	28
Trading revenues [1]	1,811	484	927	274	95
Other revenues	372	98	388	280	(4)
Net revenues	7,574	5,221	5,776	45	31
Provision for credit losses	4,394	138	568	–	–
Compensation and benefits	2,207	2,539	2,316	(13)	(5)
General and administrative expenses	1,376	2,279	1,346	(40)	2
Commission expenses	329	303	345	9	(5)
Restructuring expenses	25	50	–	(50)	–
Total other operating expenses	1,730	2,632	1,691	(34)	2
Total operating expenses	3,937	5,171	4,007	(24)	(2)
Income/(loss) before taxes	(757)	(88)	1,201	–	–
Income tax expense/(benefit)	(526)	262	(110)	–	378
Net income/(loss)	(231)	(350)	1,311	(34)	–
Net income/(loss) attributable to noncontrolling interests	21	3	(3)	–	–
Net income/(loss) attributable to shareholders	(252)	(353)	1,314	(29)	–
Statement of operations metrics (%)
Return on regulatory capital	(7.6)	(0.9)	11.9	–	–
Cost/income ratio	52.0	99.0	69.4	–	–
Effective tax rate	69.5	–	(9.2)	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.10)	(0.15)	0.53	(33)	–
Diluted earnings/(loss) per share	(0.10)	(0.15)	0.52	(33)	–
Return on equity (%, annualized)
Return on equity	(2.3)	(3.2)	11.7	–	–
Return on tangible equity [2]	(2.6)	(3.5)	13.1	–	–
Book value per share (CHF)
Book value per share	18.86	17.74	20.29	6	(7)
Tangible book value per share [2]	16.80	15.80	18.25	6	(8)
Balance sheet statistics (CHF million)
Total assets	851,395	805,822	832,166	6	2
Risk-weighted assets	302,869	275,084	300,580	10	1
Leverage exposure	967,798	799,853	869,706	21	11
Number of employees (full-time equivalents)
Number of employees	49,090	48,770	48,500	1	1
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.
2
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
1Q21 results
In 1Q21, Credit Suisse reported a net loss attributable to shareholders of CHF 252 million compared to net income attributable to shareholders of CHF 1,314 million in 1Q20 and a net loss attributable to shareholders of CHF 353 million in 4Q20. In 1Q21, Credit Suisse reported a loss before taxes of CHF 757 million, compared to income before taxes of CHF 1,201 million in 1Q20 and a loss before taxes of CHF 88 million in 4Q20.
The 1Q21 results included provision for credit losses of CHF 4,394 million, driven by an individual charge of CHF 4,430 million. This charge was in respect of the failure by a US-based hedge fund to meet its margin commitments on March 26, 2021 relating to the return of margin advances made to the fund, and is reflected in the Investment Bank.
> Refer to “US-based hedge fund matter” in Other information for further information.
Results details
Net revenues
In 1Q21, we reported net revenues of CHF 7,574 million, which increased 31% compared to 1Q20, primarily reflecting higher net revenues in the Investment Bank, Asia Pacific and the Corporate Center, partially offset by lower net revenues in International Wealth Management. The increase in the Investment Bank reflected broad-based growth across products and regions. The increase in Asia Pacific was mainly driven by higher transaction-based revenues and an Allfunds Group equity investment revaluation gain compared to a lower gain in 1Q20 related to the completed transfer of the InvestLab fund platform to Allfunds Group, which were both reflected in other revenues, partially offset by lower net interest income. The decrease in International Wealth Management was mainly driven by lower net interest income and lower other revenues. 1Q21 included revenues of CHF 149 million in the Corporate Center.
Compared to 4Q20, net revenues increased 45%, primarily reflecting higher net revenues in the Investment Bank, International Wealth Management and Asia Pacific. The increase in the Investment Bank reflected higher revenues across all businesses and a seasonal increase in client activity. The increase in International Wealth Management was mainly driven by higher other revenues due to an impairment loss of CHF 414 million from York Capital Management (York) in 4Q20. The increase in Asia Pacific was primarily driven by higher transaction-based revenues, higher net interest income and higher recurring commissions and fees.
Provision for credit losses
In 1Q21, provision for credit losses of CHF 4,394 million primarily related to net provisions of CHF 4,350 million in the Investment Bank, including the charge of CHF 4,430 million in respect of the failure by a US-based hedge fund to meet its margin commitments.
Total operating expenses
Compared to 1Q20, total operating expenses of CHF 3,937 million decreased 2%, primarily reflecting a 5% decrease in compensation and benefits, mainly relating to lower discretionary compensation expenses. This decrease was partially offset by a 2% increase in general and administrative expenses, mainly driven by higher occupancy expenses and higher IT, machinery and equipment, partially offset by lower travel and entertainment expenses, and restructuring expenses of CHF 25 million.
Compared to 4Q20, total operating expenses decreased 24%, primarily reflecting a 40% decrease in general and administrative expenses, mainly driven by lower legacy litigation provisions relating to mortgage-related matters, and a 13% decrease in compensation and benefits, mainly relating to lower discretionary compensation expenses.

Income tax
In 1Q21, the income tax benefit of CHF 526 million, resulting in an effective tax rate of 69.5% for the quarter, mainly reflected the estimated effective tax rate for the full year, as applied to the 1Q21 results. The effective tax rate is expected to remain at significantly elevated levels for the remainder of the year, potentially as high as the level for 1Q21. This primarily reflects the loss related to the US-based hedge fund matter, for which only a partial tax benefit could be recognized, and the application of a valuation allowance for the remainder of the loss. Other key drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, the non-deductible funding costs and an additional valuation allowance in one of the Group’s operating entities in Switzerland. Overall, net deferred tax assets increased CHF 270 million to CHF 3,407 million during 1Q21, primarily driven by the impact of the partial tax benefit of the US-based hedge fund matter, for which the Group recognized a deferred tax asset on temporary differences, and foreign exchange impacts, partially offset by the impact of earnings during the quarter.
Regulatory capital
As of the end of 1Q21, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.2% and our risk-weighted assets (RWA) were CHF 302.9 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information on regulatory capital.
Employees and other headcount
Employees and other headcount
end of	1Q21	4Q20	1Q20
Employees (full-time equivalents)
Swiss Universal Bank	13,220	13,220	13,260
International Wealth Management	10,120	9,850	9,970
Asia Pacific	6,950	6,890	6,970
Investment Bank	17,750	17,560	17,100
Corporate Center	1,050	1,250	1,200
Total employees	49,090	48,770	48,500
Other headcount
Outsourced roles, contractors and consultants [1]	13,670	13,210	12,790
Total employees and other headcount	62,760	61,980	61,290
Based on full-time equivalents.
1 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
There were 49,090 Group employees as of the end of 1Q21, stable compared to 4Q20, reflecting increases in International Wealth Management, the Investment Bank and Asia Pacific, offset by a decrease in the Corporate Center. The number of outsourced roles, contractors and consultants increased by 460 compared to 4Q20.

Results overview
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
1Q21 (CHF million)
Net revenues	1,449	1,373	1,060	3,543	149	7,574
Provision for credit losses	26	0	27	4,350	(9)	4,394
Compensation and benefits	472	522	314	860	39	2,207
Total other operating expenses	286	328	195	800	121	1,730
of which general and administrative expenses	227	262	153	629	105	1,376
of which restructuring expenses	9	1	1	17	(3)	25
Total operating expenses	758	850	509	1,660	160	3,937
Income/(loss) before taxes	665	523	524	(2,467)	(2)	(757)
Return on regulatory capital (%)	21.2	38.6	56.3	(69.2)	–	(7.6)
Cost/income ratio (%)	52.3	61.9	48.0	46.9	–	52.0
Total assets	269,089	94,241	74,878	292,843	120,344	851,395
Goodwill	595	1,431	1,063	1,555	0	4,644
Risk-weighted assets	84,974	45,024	30,049	92,974	49,848	302,869
Leverage exposure	305,034	108,851	83,160	348,982	121,771	967,798
4Q20 (CHF million)
Net revenues	1,393	952	784	2,109	(17)	5,221
Provision for credit losses	66	25	6	38	3	138
Compensation and benefits	499	551	341	1,008	140	2,539
Total other operating expenses	341	388	200	773	930	2,632
of which general and administrative expenses	286	300	162	623	908	2,279
of which restructuring expenses	3	26	2	14	5	50
Total operating expenses	840	939	541	1,781	1,070	5,171
Income/(loss) before taxes	487	(12)	237	290	(1,090)	(88)
Return on regulatory capital (%)	15.8	(0.9)	27.0	8.8	–	(0.9)
Cost/income ratio (%)	60.3	98.6	69.0	84.4	–	99.0
Total assets	261,465	95,206	67,356	270,488	111,307	805,822
Goodwill	575	1,352	1,021	1,478	0	4,426
Risk-weighted assets	81,288	43,000	26,589	77,872	46,335	275,084
Leverage exposure	295,507	104,014	74,307	319,339	6,686	799,853
1Q20 (CHF million)
Net revenues	1,454	1,477	835	2,080	(70)	5,776
Provision for credit losses	124	39	99	304	2	568
Compensation and benefits	500	593	320	955	(52)	2,316
Total other operating expenses	299	336	198	738	120	1,691
of which general and administrative expenses	243	277	154	577	95	1,346
Total operating expenses	799	929	518	1,693	68	4,007
Income/(loss) before taxes	531	509	218	83	(140)	1,201
Return on regulatory capital (%)	17.5	38.7	21.7	2.3	–	11.9
Cost/income ratio (%)	55.0	62.9	62.0	81.4	–	69.4
Total assets	255,472	90,874	74,453	293,836	117,531	832,166
Goodwill	602	1,462	980	1,560	0	4,604
Risk-weighted assets	83,044	44,928	31,803	97,255	43,550	300,580
Leverage exposure	289,862	99,194	81,685	362,870	36,095	869,706

Net revenues by region
	in			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Net revenues (CHF million)
Switzerland	1,667	1,682	1,805	(1)	(8)
EMEA	1,372	1,057	1,363	30	1
Americas	2,904	1,462	1,550	99	87
Asia Pacific	1,482	1,037	1,128	43	31
Corporate Center	149	(17)	(70)	–	–
Net revenues	7,574	5,221	5,776	45	31
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For the wealth management business, results are allocated based on the management reporting structure of our relationship manager organization. For the investment banking business, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled.

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results, our adjusted results excluding significant items and our adjusted results excluding significant items and the US-based hedge fund matter to the most directly comparable US GAAP measures. The Group announced a new restructuring plan beginning in 3Q20 and the related restructuring charges are excluded in the presentation of these metrics.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
1Q21 (CHF million)
Net revenues	1,449	1,373	1,060	3,543	149	7,574
Significant items
Gain on equity investment in Allfunds Group	(43)	(58)	(43)	0	0	(144)
Adjusted net revenues excluding significant items	1,406	1,315	1,017	3,543	149	7,430
Provision for credit losses	26	0	27	4,350	(9)	4,394
US-based hedge fund matter	0	0	0	(4,430)	0	(4,430)
Provision for credit losses excluding the US-based hedge fund matter	26	0	27	(80)	(9)	(36)
Total operating expenses	758	850	509	1,660	160	3,937
Restructuring expenses	(9)	(1)	(1)	(17)	3	(25)
Major litigation provisions	0	11	0	0	(15)	(4)
Expenses related to real estate disposals [1]	0	(6)	0	(32)	0	(38)
Adjusted total operating expenses	749	854	508	1,611	148	3,870
Income/(loss) before taxes	665	523	524	(2,467)	(2)	(757)
Adjusted income/(loss) before taxes	674	519	525	(2,418)	10	(690)
Adjusted income/(loss) before taxes excluding significant items	631	461	482	(2,418)	10	(834)
Adjusted income/(loss) before taxes excluding significant items and the US-based hedge fund matter	631	461	482	2,012	10	3,596
Adjusted return on regulatory capital (%)	21.5	38.3	56.4	(67.8)	–	(6.9)
Adjusted return on regulatory capital excluding significant items (%)	20.1	34.0	51.7	(67.8)	–	(8.4)
Adjusted return on regulatory capital excluding significant items and the US-based hedge fund matter (%)	20.1	34.0	51.7	59.5	–	36.1
1 Relates to the termination of real estate contracts initiated before the completion of the previous three-year restructuring program at the end of 2018.

Reconciliation of adjustment items (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
4Q20 (CHF million)
Net revenues	1,393	952	784	2,109	(17)	5,221
Real estate gains	(15)	0	0	0	0	(15)
Adjusted net revenues	1,378	952	784	2,109	(17)	5,206
Significant items
Gain on equity investment in Allfunds Group	(38)	(51)	(38)	0	0	(127)
Gain on equity investment in SIX Group AG	(97)	(61)	0	0	0	(158)
Impairment on York Capital Management	0	414	0	0	0	414
Adjusted net revenues excluding significant items	1,243	1,254	746	2,109	(17)	5,335
Provision for credit losses	66	25	6	38	3	138
Total operating expenses	840	939	541	1,781	1,070	5,171
Restructuring expenses	(3)	(26)	(2)	(14)	(5)	(50)
Major litigation provisions	(44)	(1)	0	0	(712)	(757)
Expenses related to real estate disposals [1]	(3)	(4)	0	(21)	0	(28)
Adjusted total operating expenses	790	908	539	1,746	353	4,336
Income/(loss) before taxes	487	(12)	237	290	(1,090)	(88)
Adjusted income/(loss) before taxes	522	19	239	325	(373)	732
Adjusted income/(loss) before taxes excluding significant items	387	321	201	325	(373)	861
Adjusted return on regulatory capital (%)	17.0	1.4	27.2	9.9	–	7.8
Adjusted return on regulatory capital excluding significant items (%)	12.6	23.9	22.8	9.9	–	9.1
1Q20 (CHF million)
Net revenues	1,454	1,477	835	2,080	(70)	5,776
Significant items
Gain related to InvestLab transfer	(25)	(218)	(25)	0	0	(268)
Adjusted net revenues excluding significant items	1,429	1,259	810	2,080	(70)	5,508
Provision for credit losses	124	39	99	304	2	568
Total operating expenses	799	929	518	1,693	68	4,007
Major litigation provisions	(1)	0	0	0	(17)	(18)
Expenses related to real estate disposals [1]	0	1	0	4	0	5
Adjusted total operating expenses	798	930	518	1,697	51	3,994
Income/(loss) before taxes	531	509	218	83	(140)	1,201
Adjusted income/(loss) before taxes	532	508	218	79	(123)	1,214
Adjusted income/(loss) before taxes excluding significant items	507	290	193	79	(123)	946
Adjusted return on regulatory capital (%)	17.5	38.6	21.7	2.2	–	12.0
Adjusted return on regulatory capital excluding significant items (%)	16.7	22.0	19.2	2.2	–	9.3
1 Relates to the termination of real estate contracts initiated before the completion of the previous three-year restructuring program at the end of 2018.

Other information
US-based hedge fund matter
As reported on April 6, 2021, we have incurred a provision for credit losses of CHF 4,430 million in 1Q21 in respect of the failure by a US-based hedge fund to meet its margin commitments. On March 26, 2021, certain Group subsidiaries were notified by the fund that it would be unable to return margin advances previously extended and recognized as collateral receivable by the Group. Following the failure of the fund, we initiated the process of exiting the fund positions. To date, we estimate that we have exited 98% of the related positions. We have also incurred additional losses in 2Q21 of approximately CHF 0.6 billion as a result of market movements during the process of closing out these positions. The Board of Directors (Board) has also initiated an externally-led investigation of this matter, which will be supervised by a special committee of the Board.
Following the US-based hedge fund matter, we have reviewed exposures across the prime services business. The related risk and control governance is being strengthened and will be further enhanced after rigorous first and second line risk management assessments. We expect that our prime brokerage and prime financing businesses will be resized with a primary focus on continuing to serve our most important franchise clients. By the end of 2021, we also expect to reduce leverage exposure in the Investment Bank by at least USD 35 billion and to align risk-weighted assets in the Investment Bank to no more than end-2020 levels.
> Refer to “Significant negative consequences of the supply chain finance funds and US-based hedge fund matters” in Risk factor for further information on risks that may arise in relation to this matter.
Supply chain finance funds matter
As previously reported, on March 1, 2021, the boards of four supply chain finance funds managed by certain Group subsidiaries (collectively, the SCFFs) decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors. On March 4, 2021, the boards decided to terminate the SCFFs and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFFs. Redemptions and subscriptions of certain other funds managed by CSAM or CSAM subsidiaries that invest in part in the SCFFs were also suspended.
The assets held by the SCFFs largely consist of notes backed by existing and future receivables. These notes were originated and structured by Greensill Capital (UK) Limited or one of its affiliates (Greensill Capital). Greensill Capital filed for insolvency in the UK on March 8, 2021, and the portfolio manager is working closely with the administrators of Greensill Capital, Grant Thornton, and with other parties to facilitate the liquidation of the SCFFs.
The last published net asset value of the SCFFs in late February was approximately USD 10 billion in the aggregate. As announced on April 13, 2021, total cash collected in the supply chain finance funds, including the cash position in the funds at the time of suspension, amounted to USD 5.4 billion, and redemption payments totaling USD 4.8 billion have been made to their investors in two cash distributions. The portfolio manager continues to work to liquidate the remaining assets of the SCFFs, including by engaging directly with potentially delinquent obligors and other creditors as appropriate. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that certain of the notes underlying the funds were not paid when they fell due and the portfolio manager has been informed that further notes will not be paid when they fall due in the future. It therefore can be assumed that the investors of the SCFFs will suffer a loss. CSAM will take all necessary steps to collect outstanding amounts from debtors and insurers, but can give no assurance as to the final amount that may be recovered for the SCFFs under such notes. The amount of loss of the investors therefore is currently unknown. Based on currently available information, losses for the investors can be expected to occur predominantly in positions that, prior to March 31, 2021, had a net asset value of approximately USD 2.3 billion in the aggregate. These positions relate primarily to three groups of companies: “GFG Alliance,” Katerra and Bluestone.
Group subsidiaries also have collateralized bridge lending and other direct and indirect exposures to Greensill Capital, including exposures relating to certain fund-linked products. With regard to the outstanding collateralized bridge loan of USD 140 million, USD 50 million was recently repaid by the administrators of Greensill Capital, reducing the outstanding amount of the loan to USD 90 million, which we have marked down by USD 30 million in 1Q21. We will take all commercially reasonable steps to collect the outstanding amount, but can give no assurance as to the final amount that may be recovered.
We continue to analyze these matters, including with the assistance of external counsel and other experts. The Board has also initiated an externally-led investigation of these matters, which will be supervised by a special committee of the Board.
> Refer to “Significant negative consequences of the supply chain finance funds and US-based hedge fund matters” in Risk factor for further information on risks that may arise in relation to this matter.
Changes to the Executive Board
Effective April 1, 2021, the Board appointed Ulrich Körner as CEO of Asset Management and a member of the Group Executive Board. From that date, the Asset Management business will be separated from the International Wealth Management division and managed as a new separate division of the Group.
On April 6, 2021, the Board announced that following the significant US-based hedge fund matter, Brian Chin, CEO of the Investment Bank, will be stepping down from his role on the Executive Board, effective April 30, 2021. Lara Warner, former Chief Risk and Compliance Officer, stepped down from her role on the Executive Board on April 6, 2021. Both of them will leave Credit Suisse.

Effective May 1, 2021, Christian Meissner, currently co-head of IWM Investment Banking Advisory and vice-chairman of Investment Banking, has been appointed CEO of the Investment Bank and a member of the Executive Board. Effective April 6, 2021, Joachim Oechslin, former senior advisor and chief of staff to the CEO, was appointed interim Chief Risk Officer and a member of the Executive Board on an interim basis, and Thomas Grotzer, former General Counsel and Member of the executive board of Credit Suisse (Schweiz) AG, was appointed interim Global Head of Compliance.
Changes to the Board of Directors
As of the 2021 Annual General Meeting (AGM), Urs Rohner, the Chairman of the Board, had served on the Board for the maximum standard term limit of 12 years and therefore did not stand for re-election at the AGM on April 30, 2021. The Board proposed António Horta-Osório as the new Chairman of the Board and successor to Urs Rohner for election at the 2021 AGM. Andreas Gottschling also informed the Board that he would not stand for re-election at the 2021 AGM.
At the 2021 AGM, António Horta-Osório was elected as a new member and Chairman of the Board and Clare Brady and Blythe Masters were elected as new members of the Board for a term until the end of the next AGM. The other members of the Board who were standing for re-election were confirmed in office for a term until the end of the next AGM.
Focus areas of the new Chairman of the Board of Directors
Upon his election at the recent AGM, the Group’s newly elected Chairman of the Board announced a number of areas of focus in the coming months as part of his strategic review of the Group in light of recent developments. His three key areas of focus will be on risk management, strategy and culture. There will be a thorough look at how risks are assessed, managed and controlled, as well as an in-depth assessment of the Group’s strategic options.
Amendments to AGM Proposals
On April 6, the Board announced adjusted proposals for the 2021 AGM of Shareholders as well as an update to the 2020 Compensation Report.
Withdrawal of proposals on variable compensation of the Executive Board and update to the Compensation Report
The Board updated the Compensation Report following its decision to withdraw its proposals regarding the variable compensation for the Executive Board, comprising the 2020 short-term incentive compensation (STI), which was based on 2020 performance, and the 2021 long-term incentive opportunities (LTI), for which payout would have been determined based on prospective performance over the three-year period 2021–2023. In addition, the Chairman of the Board proposed to waive his chair fee of CHF 1.5 million, which would have been awarded to him at the end of the 2020 AGM to 2021 AGM period. The Board agreed to and approved his proposal. The Board recommended that the 2020 Compensation Report, as updated, be accepted by the shareholders in a consultative vote. The shareholders at the 2021 AGM approved the fixed compensation of the Executive Board for the period from the 2021 AGM to the 2022 AGM and also accepted the 2020 Compensation Report, as updated.
Discharge of the members of the Board of Directors and the Executive Board
The Board further withdrew its proposal for the discharge of the members of the Board and the Executive Board. The Board believed it was in the best interest of our shareholders to consider this proposal once the internal investigations into the recent developments have been completed and the outcome communicated.
Update to the dividend proposal
In the original 2021 AGM proposal, the Board proposed a cash distribution of CHF 0.2926 per share for the financial year 2020. Following recent developments related to the US-based hedge fund matter, the Board amended its dividend proposal for the financial year 2020, proposing to distribute an ordinary total dividend of CHF 0.10 gross per share, half from retained earnings and half out of the capital contribution reserves, which was approved by shareholders at the 2021 AGM.
Suspension of the share buyback program
Following the completion of share buybacks in April 2021 with 25.1 million repurchased shares, we have suspended our previously announced share buyback program. Subject to 2021 financial performance, the Board would intend to restore the dividend in 2021 before any resumption of share buybacks.
Mandatory Convertible Notes Offering
On April 22, 2021, the Group announced that it placed two series of mandatory convertible notes (MCNs), Series A MCNs and Series B MCNs, which will be convertible into 100 million shares and 103 million shares of Credit Suisse Group AG, respectively (together, the MCN Offering). The offering is expected to close on or around May 12, 2021.
The MCNs’ conversion ratio has been determined to be 23,121.38728 shares per CHF 200,000 principal amount in respect of the Series A MCNs and 115.60694 shares per CHF 1,000 principal amount in respect of the Series B MCNs, which in each case is equal to the CHF-denominated principal amount of one MCN of the relevant series divided by the conversion price, which has been determined to be CHF 8.65 in respect of each series. As previously announced, the conversion price represents the average of the volume-weighted average price of Credit Suisse Group AG’s shares on April 22 and 23, 2021, less a discount of 5.0%. As a result of such determinations, the aggregate principal amount of Series A MCNs to be issued will be CHF 865 million and the aggregate principal amount of Series B MCNs to be issued will be CHF 891 million.
While our capital position remained solid with a CET1 ratio of 12.2% and a CET1 leverage ratio of 3.8% as of the end of 1Q21, our intention is to strengthen our capital position and achieve a CET1 ratio of approximately 13% and a minimum CET1 leverage ratio of 4%. With the MCN Offering, we estimate an uplift of approximately 55 basis points to the CET1 ratio and approximately 17 basis points to the CET1 leverage ratio.
The shares of Credit Suisse Group AG underlying the Series A MCNs will be issued from Credit Suisse Group AG’s current conditional capital. The shares of Credit Suisse Group AG underlying the Series B MCNs will be issued from Credit Suisse Group AG’s current authorized capital. As the full amount of the current authorized capital is expected to be utilized for such issuance, the Board has decided to withdraw, at the AGM 2021, its proposal for a moderate increase and the extension of the authorized capital.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment. Equity and credit markets performed well on the increased prospect that 2021 would bring a strong economic recovery due to significant fiscal supports, accommodative monetary policies, accelerating vaccination programs and the easing of economic and social activity lockdowns. However, progress on vaccination programs was uneven, with the EU and most emerging market countries lagging far behind the US and the UK in executing their programs. A rise in COVID-19 infections in a number of EU countries in late March also led to the re-imposition of lockdowns or their extension into 2Q21. Recently, the number of COVID-19 infections in India, where we have a sizable staff presence, has also increased dramatically. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
The Swiss government, the SNB and FINMA have taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have taken and continue to take measures to address the financial and economic pressures arising from the COVID-19 pandemic.
At its meeting on March 31, 2021, the Swiss Federal Council approved amendments to the COVID-19 Hardship Ordinance and the COVID-19 Loss of Earnings Ordinance. The amendments aim to implement the changes made to the Federal COVID-19 Act adopted by the Swiss Parliament in its spring session. With regard to hardship cases, clarifications and amendments were namely made to the duration of the dividend ban applicable under the referenced legislation.
> Refer to “COVID-19 pandemic and related regulatory measures” in II – Operating and financial review – Credit Suisse and “Key risk developments” in III – Treasury, Risk, Balance Sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2020 for a discussion of other developments pertaining to COVID-19, including regulatory developments, and further information.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, was calculated using income/(loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 1Q21, 37% and 26% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 1Q21, total assets at fair value recorded as level 3 decreased CHF 1.4 billion to CHF 15.0 billion compared to the end of 4Q20, primarily reflecting net transfers out, mainly in trading assets and loans, and net settlements, mainly in trading assets, partially offset by a positive foreign exchange impact.

As of the end of 1Q21, our level 3 assets comprised 2% of total assets and 5% of total assets measured at fair value, compared to 2% and 6%, respectively, as of the end of 4Q20.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II – Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2020 and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities, which as of March 31, 2021 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group, and the guarantees have been in place since March 2007. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc., but to date there has been no occasion where holders of the debt securities have demanded payment under the guarantees. The guarantee from the Group is subordinated to senior liabilities, and the guarantees from the Group and the Bank are structurally subordinated to liabilities of any of the subsidiaries of the Group or the Bank that do not guarantee the debt securities.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On March 3, 2021, the UK Chancellor announced that the main rate of UK corporation tax will increase from 19% to 25% from April 2023, with a review of the corporation tax surcharge of 8% for banking companies (which currently applies on top of the main rate) to take place during 2021. The government is expected to set out in the autumn how it intends to ensure that the combined rate of tax on banks will not increase substantially from its current level, and any legislative changes will be included in the Finance Bill 2021-2022.
On March 22, 2021, FINMA published a revised version of the FINMA Circular 2017/06 – Direct Transmission. The Circular on “Direct Transmission” sets the rules for direct, legally compliant and timely exchanges of information between entities supervised by FINMA, such as Credit Suisse, and foreign authorities. The amendments include an extension of the list of authorities eligible for administrative assistance to encompass those foreign authorities with which FINMA has concluded bilateral cooperation agreements meeting the standard for administrative assistance. Additionally, the reporting process for planned transmissions has been further clarified.
On March 25, 2021, the Board of Governors of the Federal Reserve System (Fed) announced that the capital distribution limitations the Fed imposed beginning in the third quarter of 2020 for 34 large banking organizations, including our US intermediate holding company (IHC), which limit cash dividends on common equity and stock repurchases based on recent income, will end after June 30, 2021 for firms with capital levels above minimum risk-based regulatory requirements in their 2021 stress tests. After these limitations end, these 34 banking organizations, including our US IHC, will remain subject to the stress capital buffer requirement. If our US IHC does not maintain this buffer above minimum risk-based capital requirements, it will be limited in its ability to pay dividends and make discretionary bonus payments and other earnings distributions.
On April 29, 2021, the European Union completed its ratification of the EU-UK Trade and Cooperation Agreement (TCA), which was ratified by the UK on December 30, 2020 and had provisionally applied since January 1, 2021. Following such ratification by the EU, the TCA entered into full application on May 1, 2021. The TCA generally does not cover financial services. Pursuant to a joint declaration accompanying the TCA, on March 26, 2021, the EU and the UK announced they have completed negotiations on a “non-binding memorandum of understanding governing the regulatory dialogue” for regulatory cooperation in financial services. Although equivalence may be one of the topics discussed in the regulatory dialogue, the decision to grant equivalence is unilateral and not subject to bilateral negotiation. There can be no assurance that the EU will grant equivalence to the UK financial services regime and (even if equivalence is granted) any such decision may be revoked at any time.
On April 29, 2021, the Financial Services Bill received Royal Assent becoming the Financial Services Act 2021 (FSA 2021). The FSA 2021 aims to ensure that the UK's financial services regulatory framework continues to function effectively following the UK's departure from the EU. Among other things, the FSA 2021 contains provisions relating to prudential standards (including the implementation in the UK of the Basel III reforms) and amendments to the UK’s regulatory framework for benchmarks giving the Financial Conduct Authority new and enhanced powers to manage the wind-down of a critical benchmark such as LIBOR.  Further, the FSA 2021 also contains measures in relation to market abuse safeguards, insider dealing and money laundering.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2020 for further information and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management for further information.
Risk factor
Significant negative consequences of the supply chain finance funds and US-based hedge fund matters
In 1Q21, Credit Suisse has incurred a material provision for credit losses in respect of the US-based hedge fund matter, and, as discussed above, has incurred an additional loss in relation to this matter in 2Q21. Credit Suisse has also previously reported that it is reasonably possible that it will incur a loss in respect of the SCFF matter, though it is not yet possible to estimate the size of such a reasonably possible loss. However, the ultimate cost of resolving the SCFF matter may be material to our operating results. In addition, we may suffer reputational harm as a result of these matters that might cause loss of assets under management, as well as adversely affect our ability to attract and retain customers, clients, investors and employees and conduct business transactions with our counterparties.
A number of regulatory and other investigations and actions have been initiated or are being considered in respect of each of these matters, including enforcement actions by FINMA. FINMA has also imposed certain measures, including those previously reported, as well as certain risk-reducing measures and capital surcharges discussed elsewhere in this report. Third parties appointed by FINMA will conduct investigations into these matters. The Luxembourg CSSF has also announced its intention to review the SCFF matter through a statutory auditor. Furthermore, certain investors have already threatened litigation in respect of these matters. An investor has also brought a lawsuit claiming violations of the US federal securities laws based on these matters. As both of these matters develop, we may become subject to additional litigation, disputes or other actions.
The Board has launched investigations into both of these matters, which will not only focus on the direct issues arising from each of them, but also reflect on the broader consequences and lessons learned. As previously announced, we have undertaken senior management changes within the Investment Bank division and within the Risk and Compliance organization in response to these matters. In addition, effective April 1, 2021, we have established Asset Management as a separate division, and the Board appointed a new CEO of Asset Management. Also, the settlement of variable compensation of relevant employees involved in these matters, up to and including Executive Board members, has been suspended as a measure to ensure that we can apply malus, if appropriate.
The combined effect of these two matters, including the material loss incurred in respect of the US-based hedge fund matter, may have other material adverse consequences for us, including negative effects on our business and operating results from actions that we may be required or decide to take in response to these matters. Such actions include our decision to reduce our dividend proposal, suspend our share buyback program, resize our prime brokerage and prime financing businesses, reduce leverage exposure in the Investment Bank by at least USD 35 billion and realign RWA in the Investment Bank to not exceed end-2020 levels. In addition, we have been required by FINMA to take certain capital and related actions, including a temporary add-on to RWA in relation to our exposure in the US-based hedge fund matter and a Pillar 2 capital add-on relating to the SCFF matter. There could also be additional capital and related actions, including an add-on to RWA relating to operational risk and a Pillar 2 capital add-on relating to counterparty credit risk. There can be no assurance that measures instituted to manage related risks will be effective in all instances.
Several of the processes discussed above are still ongoing, including the external and Board-led investigations, the process of seeking to recover amounts in respect of the SCFF matter, our review of our businesses and potential personnel and organizational changes in response to these matters. In addition, the Group’s newly elected Chairman of the Board, together with the Board, is conducting a review of the Group’s business strategy and risk appetite, and the amount of RWA and leverage exposure for both the Investment Bank and the Group will be constrained by the Board, in conjunction with FINMA, until the review is complete. Any changes arising from this strategic review could also affect goodwill balances of affected businesses on our balance sheet. There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position.

Swiss Universal Bank
In 1Q21, we reported income before taxes of CHF 665 million and net revenues of CHF 1,449 million. Income before taxes increased 25% and 37% compared to 1Q20 and 4Q20, respectively.
Results summary
1Q21 results
In 1Q21, income before taxes of CHF 665 million increased 25% compared to 1Q20. Net revenues of CHF 1,449 million were stable, with lower transaction-based revenues and lower net interest income, offset by higher other revenues and higher recurring commissions and fees. Other revenues in 1Q21 included an Allfunds Group equity investment revaluation gain of CHF 43 million, while other revenues in 1Q20 included a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million, both reflected in Corporate & Institutional Clients. Provision for credit losses was CHF 26 million compared to CHF 124 million in 1Q20. Total operating expenses of CHF 758 million decreased 5%, driven by lower compensation and benefits and lower general and administrative expenses, partially offset by restructuring expenses of CHF 9 million in 1Q21.
Compared to 4Q20, income before taxes increased 37%. Net revenues increased 4%, driven by higher transaction-based revenues, higher recurring commissions and fees and higher net interest income, partially offset by lower other revenues. Other revenues in 1Q21 included the Allfunds Group equity investment revaluation gain, while other revenues in 4Q20 included a SIX Swiss Exchange (SIX) Group AG equity investment revaluation gain of CHF 97 million, reflected in Private Clients and Corporate & Institutional Clients, an Allfunds Group equity investment revaluation gain of CHF 38 million in Corporate & Institutional Clients and gains on the sale of real estate of CHF 15 million in Private Clients. Provision for credit losses was CHF 26 million compared to CHF 66 million in 4Q20. Total operating expenses decreased 10%, mainly driven by lower general and administrative expenses, reflecting decreased litigation provisions, and lower compensation and benefits.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 1Q21, we reported RWA of CHF 85.0 billion, CHF 3.7 billion higher compared to the end of 4Q20, mainly related to the foreign exchange impact and movements in risk levels, primarily in credit risk, reflecting business growth. Leverage exposure of CHF 305.0 billion was CHF 9.5 billion higher compared to the end of 4Q20, mainly driven by business growth and the foreign exchange impact.
Divisional results
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,449	1,393	1,454	4	0
Provision for credit losses	26	66	124	(61)	(79)
Compensation and benefits	472	499	500	(5)	(6)
General and administrative expenses	227	286	243	(21)	(7)
Commission expenses	50	52	56	(4)	(11)
Restructuring expenses	9	3	–	200	–
Total other operating expenses	286	341	299	(16)	(4)
Total operating expenses	758	840	799	(10)	(5)
Income before taxes	665	487	531	37	25
Statement of operations metrics (%)
Return on regulatory capital	21.2	15.8	17.5	–	–
Cost/income ratio	52.3	60.3	55.0	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,220	13,220	13,260	0	0
Number of relationship managers	1,760	1,770	1,810	(1)	(3)

Divisional results (continued)
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Net revenue detail (CHF million)
Private Clients	737	750	769	(2)	(4)
Corporate & Institutional Clients	712	643	685	11	4
Net revenues	1,449	1,393	1,454	4	0
Net revenue detail (CHF million)
Net interest income	683	658	694	4	(2)
Recurring commissions and fees	381	352	374	8	2
Transaction-based revenues	357	244	374	46	(5)
Other revenues	28	139	12	(80)	133
Net revenues	1,449	1,393	1,454	4	0
Balance sheet statistics (CHF million)
Total assets	269,089	261,465	255,472	3	5
Net loans	180,307	176,332	174,160	2	4
of which Private Clients	113,100	118,223	117,000	(4)	(3)
Risk-weighted assets	84,974	81,288	83,044	5	2
Leverage exposure	305,034	295,507	289,862	3	5
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjustment items
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	1Q21	4Q20	1Q20	1Q21	4Q20	1Q20	1Q21	4Q20	1Q20
Adjusted results excluding significant items (CHF million)
Net revenues	737	750	769	712	643	685	1,449	1,393	1,454
Real estate (gains)/losses	0	(15)	0	0	0	0	0	(15)	0
Adjusted net revenues	737	735	769	712	643	685	1,449	1,378	1,454
Significant items
Gain related to InvestLab transfer	0	0	0	0	0	(25)	0	0	(25)
Gain on equity investment in Allfunds Group	0	0	0	(43)	(38)	0	(43)	(38)	0
Gain on equity investment in SIX Group AG	0	(47)	0	0	(50)	0	0	(97)	0
Adjusted net revenues excluding significant items	737	688	769	669	555	660	1,406	1,243	1,429
Provision for credit losses	5	17	12	21	49	112	26	66	124
Total operating expenses	451	476	478	307	364	321	758	840	799
Restructuring expenses	(5)	1	–	(4)	(4)	–	(9)	(3)	–
Major litigation provisions	0	0	0	0	(44)	(1)	0	(44)	(1)
Expenses related to real estate disposals	0	(3)	0	0	0	0	0	(3)	0
Adjusted total operating expenses	446	474	478	303	316	320	749	790	798
Income before taxes	281	257	279	384	230	252	665	487	531
Adjusted income before taxes	286	244	279	388	278	253	674	522	532
Adjusted income before taxes excluding significant items	286	197	279	345	190	228	631	387	507
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	21.5	17.0	17.5
Adjusted return on regulatory capital excluding significant items (%)	–	–	–	–	–	–	20.1	12.6	16.7
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and the US-based hedge fund matter are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Private Clients
Results details
In 1Q21, income before taxes of CHF 281 million was stable compared to 1Q20, with lower total operating expenses and lower provision for credit losses, offset by lower net revenues. Compared to 4Q20, income before taxes increased 9%, reflecting lower total operating expenses and lower provision for credit losses, partially offset by lower net revenues.
Net revenues
Compared to 1Q20, net revenues of CHF 737 million decreased 4%, mainly driven by lower transaction-based revenues and lower net interest income. Transaction-based revenues of CHF 137 million decreased 10%, driven by lower client activity and lower corporate advisory fees. Net interest income of CHF 404 million decreased 3%, with lower deposit margins on slightly lower average deposit volumes and lower loan margins on slightly lower average loan volumes, partially offset by higher treasury revenues. Recurring commissions and fees of CHF 199 million decreased 2%, primarily reflecting lower revenues from our investment in Swisscard and lower banking services fees.
Compared to 4Q20, net revenues decreased 2%, mainly driven by lower other revenues, partially offset by higher transaction-based revenues. Other revenues in 4Q20 included a SIX equity investment revaluation gain of CHF 47 million and the gains on the sale of real estate of CHF 15 million. Transaction-based revenues increased 43%, mainly due to higher revenues from Global Trading Solutions (GTS) and higher client activity. Recurring commissions and fees increased 3%, driven by higher investment advisory fees, higher discretionary mandate management fees, increased security account and custody services fees and higher investment product management fees. Net interest income was stable, with higher treasury revenues, offset by higher loan margins on lower average loan volumes and lower deposit margins on lower average deposit volumes.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 1Q21, Private Clients recorded provision for credit losses of CHF 5 million compared to provision for credit losses of CHF 12 million in 1Q20 and CHF 17 million in 4Q20. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 1Q20, total operating expenses of CHF 451 million decreased 6%, driven by lower compensation and benefits and lower general and administrative expenses, partially offset by restructuring expenses of CHF 5 million in 1Q21. Compensation and benefits of CHF 279 million decreased 5%, primarily driven by lower pension expenses, lower salary expenses and lower social security expenses, partially offset by higher allocated corporate function costs. General and administrative expenses of CHF 149 million decreased 7%, mainly reflecting lower allocated corporate function costs, lower advertising and marketing expenses and lower occupancy expenses.
Compared to 4Q20, total operating expenses decreased 5%, reflecting lower compensation and benefits and lower general and administrative expenses, partially offset by higher restructuring expenses. Compensation and benefits decreased 6%, driven by lower discretionary compensation expenses. General and administrative expenses decreased 3%, driven by lower professional services fees and lower advertising and marketing expenses, partially offset by higher occupancy expenses.
Margins
Our gross margin was 142 basis points in 1Q21, a decrease of four basis points compared to 1Q20, primarily reflecting lower transaction-based revenues and lower net interest income on stable average assets under management. Compared to 4Q20, our gross margin was four basis points lower, mainly driven by lower other revenues on stable average assets under management, partially offset by higher transaction-based revenues.
> Refer to “Assets under management” for further information.
Our net margin was 54 basis points in 1Q21, an increase of one basis point compared to 1Q20, reflecting lower total operating expenses and lower provision for credit losses on stable average assets under management, partially offset by lower net revenues. Compared to 4Q20, our net margin was four basis points higher, reflecting lower total operating expenses and lower provision for credit losses, partially offset by lower net revenues on stable average assets under management.

Results - Private Clients
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Net revenues	737	750	769	(2)	(4)
Provision for credit losses	5	17	12	(71)	(58)
Compensation and benefits	279	298	294	(6)	(5)
General and administrative expenses	149	154	160	(3)	(7)
Commission expenses	18	25	24	(28)	(25)
Restructuring expenses	5	(1)	–	–	–
Total other operating expenses	172	178	184	(3)	(7)
Total operating expenses	451	476	478	(5)	(6)
Income before taxes	281	257	279	9	1
Statement of operations metrics (%)
Cost/income ratio	61.2	63.5	62.2	–	–
Net revenue detail (CHF million)
Net interest income	404	403	415	0	(3)
Recurring commissions and fees	199	193	204	3	(2)
Transaction-based revenues	137	96	152	43	(10)
Other revenues	(3)	58	(2)	–	50
Net revenues	737	750	769	(2)	(4)
Margins on assets under management (annualized) (bp)
Gross margin [1]	142	146	146	–	–
Net margin [2]	54	50	53	–	–
Number of relationship managers
Number of relationship managers	1,250	1,290	1,320	(3)	(5)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Assets under management
As of the end of 1Q21, assets under management of CHF 213.1 billion were CHF 4.5 billion higher compared to the end of 4Q20, driven by favorable market movements, favorable foreign exchange-related movements and net new assets, partially offset by structural effects. Net new assets of CHF 2.2 billion reflected positive contributions from all businesses. Structural effects included the transfer of assets under management of CHF 4.0 billion to Corporate & Institutional Clients related to the integration of Neue Aargauer Bank (NAB).

Assets under management – Private Clients
	in / end of				% change
	1Q21		4Q20	1Q20	QoQ	YoY
Assets under management (CHF billion)
Assets under management	213.1		208.6	194.8	2.2	9.4
Average assets under management	207.8		205.5	210.7	1.1	(1.4)
Assets under management by currency (CHF billion)
USD	36.5		34.8	34.1	4.9	7.0
EUR	20.3		19.3	17.1	5.2	18.7
CHF	147.0		145.7	136.5	0.9	7.7
Other	9.3		8.8	7.1	5.7	31.0
Assets under management	213.1		208.6	194.8	2.2	9.4
Growth in assets under management (CHF billion)
Net new assets	2.2		(2.1)	(4.2)	–	–
Other effects	2.3		5.7	(18.6)	–	–
of which market movements	3.7		7.7	(17.2)	–	–
of which foreign exchange	3.3		(1.5)	(1.2)	–	–
of which other	(4.7)	[1]	(0.5)	(0.2)	–	–
Growth in assets under management	4.5		3.6	(22.8)	–	–
Growth in assets under management (annualized) (%)
Net new assets	4.2		(4.1)	(7.7)	–	–
Other effects	4.4		11.1	(34.2)	–	–
Growth in assets under management (annualized)	8.6		7.0	(41.9)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.3		(2.7)	(1.9)	–	–
Other effects	9.1		(1.4)	(5.6)	–	–
Growth in assets under management (rolling four-quarter average)	9.4		(4.1)	(7.5)	–	–
1 Includes the transfer of assets under management of CHF 4.0 billion to Corporate & Institutional Clients related to the integration of NAB.
Corporate & Institutional Clients
Results details
In 1Q21, income before taxes of CHF 384 million increased 52% compared to 1Q20, mainly driven by lower provision for credit losses and higher net revenues. Compared to 4Q20, income before taxes increased 67%, reflecting higher net revenues, lower total operating expenses and lower provision for credit losses.
Net revenues
Compared to 1Q20, net revenues of CHF 712 million increased 4%, mainly driven by higher other revenues and higher recurring commissions and fees. Other revenues in 1Q21 included the Allfunds Group equity investment revaluation gain of CHF 43 million, while other revenues in 1Q20 included the gain related to the completed transfer of the InvestLab fund platform of CHF 25 million. Recurring commissions and fees of CHF 182 million increased 7%, including higher fees from lending activities, higher banking services fees and higher investment product management fees. Net interest income of CHF 279 million was stable, with lower loan margins on higher average loan volumes, offset by lower deposit margins on higher average deposit volumes. Transaction-based revenues of CHF 220 million were stable, with lower revenues from our Swiss investment banking business, offset by higher fees from foreign exchange client business.

Results – Corporate & Institutional Clients
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Net revenues	712	643	685	11	4
Provision for credit losses	21	49	112	(57)	(81)
Compensation and benefits	193	201	206	(4)	(6)
General and administrative expenses	78	132	83	(41)	(6)
Commission expenses	32	27	32	19	0
Restructuring expenses	4	4	–	0	–
Total other operating expenses	114	163	115	(30)	(1)
Total operating expenses	307	364	321	(16)	(4)
Income before taxes	384	230	252	67	52
Statement of operations metrics (%)
Cost/income ratio	43.1	56.6	46.9	–	–
Net revenue detail (CHF million)
Net interest income	279	255	279	9	0
Recurring commissions and fees	182	159	170	14	7
Transaction-based revenues	220	148	222	49	(1)
Other revenues	31	81	14	(62)	121
Net revenues	712	643	685	11	4
Number of relationship managers
Number of relationship managers	510	480	490	6	4
Compared to 4Q20, net revenues increased 11%, reflecting higher transaction-based revenues, higher net interest income and higher recurring commissions and fees, partially offset by lower other revenues. Transaction-based revenues increased 49%, primarily driven by significantly higher revenues from GTS. Net interest income increased 9%, reflecting lower loan margins on higher average loan volumes, partially offset by lower treasury revenues and lower deposit margins on higher average deposit volumes. Recurring commissions and fees increased 14%, mainly reflecting higher fees from lending activities, higher banking services fees and higher security account and custody services fees. Other revenues in 1Q21 included the Allfunds Group equity investment revaluation gain, while other revenues in 4Q20 included a SIX equity investment revaluation gain of CHF 50 million and the Allfunds Group equity investment revaluation gain of CHF 38 million.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 1Q21, Corporate & Institutional Clients recorded provision for credit losses of CHF 21 million compared to CHF 112 million in 1Q20 and CHF 49 million in 4Q20. The provision for credit losses in 1Q21 mainly reflected several individual cases across various industries.
Total operating expenses
Compared to 1Q20, total operating expenses of CHF 307 million decreased 4%, mainly driven by lower compensation and benefits and lower general and administrative expenses, partially offset by restructuring expenses of CHF 4 million in 1Q21. Compensation and benefits of CHF 193 million decreased 6%, driven by lower allocated corporate function costs and lower discretionary compensation expenses. General and administrative expenses of CHF 78 million decreased 6%, primarily reflecting lower litigation provisions, lower travel and entertainment expenses and lower professional services fees.
Compared to 4Q20, total operating expenses decreased 16%, mainly driven by lower general and administrative expenses. General and administrative expenses decreased 41%, primarily reflecting litigation provisions of CHF 44 million in 4Q20. Compensation and benefits decreased 4%, primarily driven by lower discretionary compensation expenses.
Assets under management
As of the end of 1Q21, assets under management of CHF 487.0 billion were CHF 24.4 billion higher compared to the end of 4Q20, driven by favorable market movements, favorable foreign exchange-related movements, structural effects and net new assets. Structural effects included the transfer of assets under management of CHF 4.0 billion from Private Clients related to the integration of NAB. Net new assets of CHF 3.9 billion mainly reflected inflows from our pension business.

International Wealth Management
In 1Q21, we reported income before taxes of CHF 523 million and net revenues of CHF 1,373 million. Income before taxes increased 3% compared to 1Q20 and increased significantly compared to 4Q20.
Results summary
1Q21 results
In 1Q21, income before taxes of CHF 523 million increased 3% compared to 1Q20. Net revenues of CHF 1,373 million decreased 7%, mainly driven by lower net interest income and lower other revenues. Other revenues in 1Q21 included an Allfunds Group equity investment revaluation gain of CHF 58 million reflected in Private Banking, while other revenues in 1Q20 included a gain related to the completed transfer of the InvestLab fund platform of CHF 218 million reflected in Asset Management and Private Banking. Provision for credit losses was CHF 0 million compared to CHF 39 million in 1Q20. Total operating expenses of CHF 850 million decreased 9%, driven by lower compensation and benefits and lower general and administrative expenses.
Compared to 4Q20, income before taxes increased significantly as 4Q20 included an impairment loss of CHF 414 million from York reflected in Asset Management. Net revenues increased 44%, mainly driven by higher other revenues due to the impairment loss of CHF 414 million from York. Other revenues in 1Q21 included the Allfunds Group equity investment revaluation gain reflected in Private Banking, while other revenues in 4Q20 included the impairment loss from York reflected in Asset Management as well as a SIX equity investment revaluation gain of CHF 61 million and an Allfunds Group equity investment revaluation gain of CHF 51 million, both reflected in Private Banking. Provision for credit losses was CHF 0 million compared to CHF 25 million in 4Q20. Total operating expenses decreased 9%, reflecting lower general and administrative expenses, lower compensation and benefits and lower restructuring expenses.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 1Q21, we reported RWA of CHF 45.0 billion, an increase of CHF 2.0 billion compared to the end of 4Q20, mainly related to the foreign exchange impact, partially offset by movements in risk levels, primarily in credit risk. Leverage exposure of CHF 108.9 billion was CHF 4.8 billion higher compared to the end of 4Q20, mainly driven by the foreign exchange impact.
Divisional results
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,373	952	1,477	44	(7)
Provision for credit losses	0	25	39	(100)	(100)
Compensation and benefits	522	551	593	(5)	(12)
General and administrative expenses	262	300	277	(13)	(5)
Commission expenses	65	62	59	5	10
Restructuring expenses	1	26	–	(96)	–
Total other operating expenses	328	388	336	(15)	(2)
Total operating expenses	850	939	929	(9)	(9)
Income/(loss) before taxes	523	(12)	509	–	3
Statement of operations metrics (%)
Return on regulatory capital	38.6	(0.9)	38.7	–	–
Cost/income ratio	61.9	98.6	62.9	–	–
Number of employees (full-time equivalents)
Number of employees	10,120	9,850	9,970	3	2

Divisional results (continued)
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Net revenue detail (CHF million)
Private Banking	987	974	1,032	1	(4)
Asset Management	386	(22)	445	–	(13)
Net revenues	1,373	952	1,477	44	(7)
Net revenue detail (CHF million)
Net interest income	285	304	346	(6)	(18)
Recurring commissions and fees	561	557	545	1	3
Transaction- and performance-based revenues	448	433	458	3	(2)
Other revenues	79	(342)	128	–	(38)
Net revenues	1,373	952	1,477	44	(7)
Balance sheet statistics (CHF million)
Total assets	94,241	95,206	90,874	(1)	4
Net loans	55,605	52,189	50,412	7	10
of which Private Banking	55,584	52,175	50,390	7	10
Risk-weighted assets	45,024	43,000	44,928	5	0
Leverage exposure	108,851	104,014	99,194	5	10
Reconciliation of adjustment items
	Private Banking			Asset Management			International Wealth Management
in	1Q21	4Q20	1Q20	1Q21	4Q20	1Q20	1Q21	4Q20	1Q20
Adjusted results excluding significant items (CHF million)
Net revenues	987	974	1,032	386	(22)	445	1,373	952	1,477
Significant items
Gain related to InvestLab transfer	0	0	(15)	0	0	(203)	0	0	(218)
Gain on equity investment in Allfunds Group	(58)	(51)	0	0	0	0	(58)	(51)	0
Gain on equity investment in SIX Group AG	0	(61)	0	0	0	0	0	(61)	0
Impairment on York Capital Management	0	0	0	0	414	0	0	414	0
Adjusted net revenues excluding significant items	929	862	1,017	386	392	242	1,315	1,254	1,259
Provision for credit losses	0	31	39	0	(6)	0	0	25	39
Total operating expenses	579	650	648	271	289	281	850	939	929
Restructuring expenses	0	(21)	–	(1)	(5)	–	(1)	(26)	–
Major litigation provisions	11	(1)	0	0	0	0	11	(1)	0
Expenses related to real estate disposals	(5)	(3)	1	(1)	(1)	0	(6)	(4)	1
Adjusted total operating expenses	585	625	649	269	283	281	854	908	930
Income/(loss) before taxes	408	293	345	115	(305)	164	523	(12)	509
Adjusted income/(loss) before taxes	402	318	344	117	(299)	164	519	19	508
Adjusted income/(loss) before taxes excluding significant items	344	206	329	117	115	(39)	461	321	290
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	38.3	1.4	38.6
Adjusted return on regulatory capital excluding significant items (%)	–	–	–	–	–	–	34.0	23.9	22.0
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and the US-based hedge fund matter are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Private Banking
Results details
In 1Q21, income before taxes of CHF 408 million increased 18% compared to 1Q20, reflecting lower total operating expenses and lower provision for credit losses, partially offset by lower net revenues. Compared to 4Q20, income before taxes increased 39%, mainly driven by lower total operating expenses and lower provision for credit losses.
Net revenues
Compared to 1Q20, net revenues of CHF 987 million decreased 4%, reflecting lower net interest income and lower transaction- and performance-based revenues, partially offset by higher other revenues. Net interest income of CHF 285 million decreased 18%, mainly reflecting lower deposit margins on higher average deposit volumes. Transaction- and performance-based revenues of CHF 351 million decreased 8%, mainly driven by lower client activity, including lower structured product issuances, partially offset by higher revenues from GTS. Other revenues in 1Q21 included the Allfunds Group equity investment revaluation gain of CHF 58 million while other revenues in 1Q20 included a gain related to the completed transfer of the InvestLab fund platform of CHF 15 million. Recurring commissions and fees of CHF 296 million were stable, with higher fees from lending activities, offset by lower banking services fees and lower discretionary mandate management fees.
Compared to 4Q20, net revenues were stable, with higher transaction- and performance-based revenues, offset by lower other revenues and lower net interest income. Transaction- and performance-based revenues increased 34%, driven by significantly higher revenues from GTS and higher client activity, partially offset by lower performance fees. Other revenues in 1Q21 included the Allfunds Group equity investment revaluation gain, while other revenues in 4Q20 included the SIX equity investment revaluation gain of CHF 61 million and the Allfunds Group equity investment revaluation gain of CHF 51 million. Net interest income decreased 6%, reflecting lower deposit margins on slightly higher average deposit volumes and lower treasury revenues. Recurring commissions and fees were stable, with lower fees from lending activities, offset by higher discretionary mandate management fees and higher security account and custody services fees.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 1Q21, provision for credit losses was CHF 0 million, compared to provision for credit losses of CHF 39 million in 1Q20 and CHF 31 million in 4Q20. Provision for credit losses in 1Q21 included provisions for two cases, offset by a release of current expected credit loss (CECL) provisions of CHF 5 million. Provision for credit losses in 1Q20 included the impact from the expected deterioration of macroeconomic factors across multiple industries under the new CECL methodology, and provision for credit losses in 4Q20 was primarily related to the application of the CECL methodology and two individual cases.
Total operating expenses
Compared to 1Q20, total operating expenses of CHF 579 million decreased 11%, primarily driven by lower compensation and benefits. Compensation and benefits of CHF 365 million decreased 15%, mainly driven by lower discretionary compensation expenses, lower allocated corporate function costs and lower social security and pension expenses. General and administrative expenses of CHF 176 million decreased 4%, primarily reflecting a release of litigation provisions in 1Q21 compared to an increase in litigation provisions in 1Q20 and lower travel and entertainment expenses, partially offset by higher allocated corporate function costs and higher professional services fees.
Compared to 4Q20, total operating expenses decreased 11%, mainly reflecting lower compensation and benefits, lower restructuring expenses and lower general and administrative expenses. Compensation and benefits decreased 8%, primarily reflecting lower discretionary compensation expenses, lower deferred compensation expenses from prior-year awards and lower allocated corporate function costs, partially offset by higher social security and pension expenses and higher salary expenses. In 1Q21, no restructuring expenses were recorded compared to restructuring expenses of CHF 21 million in 4Q20. General and administrative expenses decreased 10%, mainly reflecting the release of litigation provisions in 1Q21 and lower professional services fees, partially offset by higher allocated corporate function costs.
Margins
Our gross margin was 105 basis points in 1Q21, a decrease of ten basis points compared to 1Q20, driven by lower net interest income, a 4.7% increase in average assets under management and lower transaction- and performance-based revenues, partially offset by higher other revenues. Compared to 4Q20, our gross margin was four basis points lower, mainly reflecting lower other revenues, a 5.2% increase in average assets under management and lower net interest income, partially offset by higher transaction- and performance-based revenues.
> Refer to “Assets under management” for further information.
Our net margin was 44 basis points in 1Q21, an increase of five basis points compared to 1Q20, mainly reflecting lower total operating expenses and lower provision for credit losses, partially offset by lower net revenues and the higher average assets under management. Our net margin was eleven basis points higher compared to 4Q20, mainly reflecting lower total operating expenses and lower provision for credit losses, partially offset by the higher average assets under management.

Results – Private Banking
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Net revenues	987	974	1,032	1	(4)
Provision for credit losses	0	31	39	(100)	(100)
Compensation and benefits	365	397	427	(8)	(15)
General and administrative expenses	176	195	183	(10)	(4)
Commission expenses	38	37	38	3	0
Restructuring expenses	0	21	–	(100)	–
Total other operating expenses	214	253	221	(15)	(3)
Total operating expenses	579	650	648	(11)	(11)
Income before taxes	408	293	345	39	18
Statement of operations metrics (%)
Cost/income ratio	58.7	66.7	62.8	–	–
Net revenue detail (CHF million)
Net interest income	285	304	346	(6)	(18)
Recurring commissions and fees	296	297	294	0	1
Transaction- and performance-based revenues	351	261	381	34	(8)
Other revenues	55	112	11	(51)	400
Net revenues	987	974	1,032	1	(4)
Margins on assets under management (annualized) (bp)
Gross margin [1]	105	109	115	–	–
Net margin [2]	44	33	39	–	–
Number of relationship managers
Number of relationship managers	1,140	1,140	1,160	0	(2)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Assets under management
As of the end of 1Q21, assets under management of CHF 386.2 billion were CHF 20.8 billion higher compared to the end of 4Q20, mainly driven by favorable foreign exchange-related movements and net new assets, partially offset by structural effects. Net new assets of CHF 7.2 billion reflected inflows from both emerging markets and Western Europe. Structural effects included CHF 2.4 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of the supply chain finance funds.

Assets under management – Private Banking
	in / end of				% change
	1Q21		4Q20	1Q20	QoQ	YoY
Assets under management (CHF billion)
Assets under management	386.2		365.4	327.7	5.7	17.9
Average assets under management	374.9		356.4	358.1	5.2	4.7
Assets under management by currency (CHF billion)
USD	191.4		180.5	165.0	6.0	16.0
EUR	114.4		110.4	91.1	3.6	25.6
CHF	18.0		17.9	17.3	0.6	4.0
Other	62.4		56.6	54.3	10.2	14.9
Assets under management	386.2		365.4	327.7	5.7	17.9
Growth in assets under management (CHF billion)
Net new assets	7.2		4.3	3.7	–	–
Other effects	13.6		9.1	(46.0)	–	–
of which market movements	0.4		16.6	(32.1)	–	–
of which foreign exchange	16.2		(6.7)	(13.9)	–	–
of which other	(3.0)	[1]	(0.8)	0.0	–	–
Growth in assets under management	20.8		13.4	(42.3)	–	–
Growth in assets under management (annualized) (%)
Net new assets	7.9		4.9	4.0	–	–
Other effects	14.9		10.3	(49.7)	–	–
Growth in assets under management (annualized)	22.8		15.2	(45.7)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	6.2		4.5	3.8	–	–
Other effects	11.7		(5.7)	(11.9)	–	–
Growth in assets under management (rolling four-quarter average)	17.9		(1.2)	(8.1)	–	–
1
Includes CHF 2.4 billion relating to the reclassification to assets under custody for our clients' assets that were impacted by the suspension and ongoing liquidation of the supply chain finance funds.

Asset Management
Results details
Income before taxes of CHF 115 million decreased 30% compared to 1Q20, mainly driven by lower net revenues. Compared to 4Q20, income before taxes increased significantly as 4Q20 included the impairment of CHF 414 million from York.
Net revenues
Compared to 1Q20, net revenues of CHF 386 million decreased 13%, mainly driven by lower investment and partnership income, partially offset by higher performance and placement revenues and higher management fees. Investment and partnership income of CHF 29 million decreased significantly, reflecting a gain related to the completed transfer of the InvestLab fund platform of CHF 203 million in 1Q20. Performance and placement revenues of CHF 73 million increased significantly, primarily related to investment-related gains in 1Q21 compared to losses in 1Q20. Management fees of CHF 284 million increased 6%, mainly from higher average assets under management. Revenues in 1Q20 included unrealized losses of CHF 101 million across performance and placement revenues and investment and partnership income related to losses on seed money investments in our funds.
Compared to 4Q20, net revenues increased significantly, mainly driven by the impairment loss from York reflected in investment and partnership income in 4Q20. Performance and placement revenues decreased 37%, primarily driven by lower placement fees and the year-end performance fees in 4Q20, partially offset by higher investment-related gains. Management fees increased 6%, mainly reflecting higher average assets under management.

Results – Asset Management
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Net revenues	386	(22)	445	–	(13)
Provision for credit losses	0	(6)	0	100	–
Compensation and benefits	157	154	166	2	(5)
General and administrative expenses	86	105	94	(18)	(9)
Commission expenses	27	25	21	8	29
Restructuring expenses	1	5	–	(80)	–
Total other operating expenses	114	135	115	(16)	(1)
Total operating expenses	271	289	281	(6)	(4)
Income/(loss) before taxes	115	(305)	164	–	(30)
Statement of operations metrics (%)
Cost/income ratio	70.2	–	63.1	–	–
Net revenue detail (CHF million)
Management fees	284	269	269	6	6
Performance and placement revenues	73	115	(33)	(37)	–
Investment and partnership income	29	(406)	209	–	(86)
Net revenues	386	(22)	445	–	(13)
of which recurring commissions and fees	265	260	251	2	6
of which transaction- and performance-based revenues	97	172	77	(44)	26
of which other revenues	24	(454)	117	–	(79)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Total operating expenses
Compared to 1Q20, total operating expenses of CHF 271 million decreased 4%, reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits of CHF 157 million decreased 5%, driven by lower discretionary compensation expenses, partially offset by higher salary expenses, mainly related to the sale of a private equity investment of a fund. General and administrative expenses of CHF 86 million decreased 9%, mainly driven by lower professional services fees.
Compared to 4Q20, total operating expenses decreased 6%, mainly reflecting lower general and administrative expenses, partially offset by higher compensation and benefits. General and administrative expenses decreased 18%, mainly driven by lower professional services fees. Compensation and benefits increased 2%, reflecting higher discretionary compensation expenses as 4Q20 included a release of discretionary compensation expenses and higher salary expenses, mainly related to the sale of a private equity investment of a fund, partially offset by lower allocated corporate function costs. 1Q21 included restructuring expenses of CHF 1 million compared to CHF 5 million in 4Q20.
Assets under management
As of the end of 1Q21, assets under management of CHF 458.0 billion were CHF 17.7 billion higher compared to the end of 4Q20, reflecting favorable foreign exchange-related movements, net new assets and favorable market movements, partially offset by structural effects. Net new assets of CHF 10.3 billion reflected inflows from traditional investments, emerging market joint ventures and alternative investments. Structural effects included CHF 7.9 billion related to the exit of our supply chain finance funds business.

Assets under management – Asset Management
	in / end of					% change
	1Q21		4Q20		1Q20	QoQ	YoY
Assets under management (CHF billion)
Traditional investments	291.7		285.8		241.7	2.1	20.7
Alternative investments	116.7		109.5		125.6	6.6	(7.1)
Investments and partnerships	49.6		45.0		42.3	10.2	17.3
Assets under management	458.0		440.3		409.6	4.0	11.8
Average assets under management	450.5		440.2		432.5	2.3	4.2
Assets under management by currency (CHF billion)
USD	126.7		120.8		113.7	4.9	11.4
EUR	57.3		57.5		48.6	(0.3)	17.9
CHF	219.9		213.5		203.7	3.0	8.0
Other	54.1		48.5		43.6	11.5	24.1
Assets under management	458.0		440.3		409.6	4.0	11.8
Growth in assets under management (CHF billion)
Net new assets [1]	10.3		6.3		0.1	–	–
Other effects	7.4		(4.5)		(28.4)	–	–
of which market movements	5.5		18.6		(24.0)	–	–
of which foreign exchange	12.2		(5.3)		(4.4)	–	–
of which other	(10.3)	[2]	(17.8)	[3]	0.0	–	–
Growth in assets under management	17.7		1.8		(28.3)	–	–
Growth in assets under management (annualized) (%)
Net new assets	9.4		5.7		0.1	–	–
Other effects	6.7		(4.1)		(26.0)	–	–
Growth in assets under management	16.1		1.6		(25.9)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	6.3		3.5		5.5	–	–
Other effects	5.5		(3.0)		(4.2)	–	–
Growth in assets under management (rolling four-quarter average)	11.8		0.5		1.3	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.
3 Includes CHF 14.8 billion relating to the sale of Wincasa AG in 2012 following the conclusion in 4Q20 of a transition period regarding the related assets under management.

Asia Pacific
In 1Q21, we reported income before taxes of CHF 524 million and net revenues of CHF 1,060 million. Income before taxes increased 140% compared to 1Q20 and increased 121% compared to 4Q20.
Results summary
1Q21 results
In 1Q21, income before taxes of CHF 524 million increased 140% compared to 1Q20. Net revenues of CHF 1,060 million increased 27%, mainly driven by higher transaction-based revenues and an Allfunds Group equity investment revaluation gain of CHF 43 million compared to a gain of CHF 25 million related to the completed transfer of the InvestLab fund platform to Allfunds Group in 1Q20 reflected in other revenues, partially offset by lower net interest income. Provision for credit losses was CHF 27 million in 1Q21 compared to CHF 99 million in 1Q20. Total operating expenses of CHF 509 million decreased 2%, mainly due to lower compensation and benefits. Compared to 1Q20, our results were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
Compared to 4Q20, income before taxes increased 121%. Net revenues increased 35%, primarily driven by higher transaction-based revenues, higher net interest income and higher recurring commissions and fees. Provision for credit losses was CHF 27 million compared to CHF 6 million in 4Q20. Total operating expenses decreased 6%, mainly due to lower compensation and benefits. Compared to 4Q20, our results were impacted by the strengthening of the average rate of the US dollar against the Swiss franc, which favorably impacted revenues, but adversely impacted expenses.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 1Q21, we reported RWA of CHF 30.0 billion, CHF 3.5 billion higher compared to the end of 4Q20, mainly reflecting the foreign exchange impact and movements in risk levels, primarily in credit risk, reflecting business growth. Leverage exposure of CHF 83.2 billion was CHF 8.9 billion higher compared to the end of 4Q20, mainly driven by the foreign exchange impact and business growth.
Divisional results
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,060	784	835	35	27
Provision for credit losses	27	6	99	350	(73)
Compensation and benefits	314	341	320	(8)	(2)
General and administrative expenses	153	162	154	(6)	(1)
Commission expenses	41	36	44	14	(7)
Restructuring expenses	1	2	–	(50)	–
Total other operating expenses	195	200	198	(3)	(2)
Total operating expenses	509	541	518	(6)	(2)
Income before taxes	524	237	218	121	140
Statement of operations metrics (%)
Return on regulatory capital	56.3	27.0	21.7	–	–
Cost/income ratio	48.0	69.0	62.0	–	–
Number of employees (full-time equivalents)
Number of employees	6,950	6,890	6,970	1	0

Divisional results (continued)
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Net revenue detail (CHF million)
Net interest income	260	241	312	8	(17)
Recurring commissions and fees	99	89	94	11	5
Transaction-based revenues	658	415	403	59	63
Other revenues	43	39	26	10	65
Net revenues	1,060	784	835	35	27
Balance sheet statistics (CHF million)
Total assets	74,878	67,356	74,453	11	1
Net loans	43,671	38,625	42,226	13	3
Risk-weighted assets	30,049	26,589	31,803	13	(6)
Leverage exposure	83,160	74,307	81,685	12	2
Margins on assets under management (annualized) (bp)
Gross margin [1]	184	141	156	–	–
Net margin [2]	91	43	41	–	–
Number of relationship managers
Number of relationship managers	630	600	620	5	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income including revenues from GTS, financing, underwriting and advisory fees, equity participations income and other transaction-based income. Financing revenues include unrealized mark-to-market movements on our fair valued portfolio.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Asia Pacific
in	1Q21	4Q20	1Q20
Adjusted results excluding significant items (CHF million)
Net revenues	1,060	784	835
Significant items
Gain related to InvestLab transfer	0	0	(25)
Gain on equity investment in Allfunds Group	(43)	(38)	0
Adjusted net revenues excluding significant items	1,017	746	810
Provision for credit losses	27	6	99
Total operating expenses	509	541	518
Restructuring expenses	(1)	(2)	–
Adjusted total operating expenses	508	539	518
Income before taxes	524	237	218
Adjusted income before taxes	525	239	218
Adjusted income before taxes excluding significant items	482	201	193
Adjusted return on regulatory capital (%)	56.4	27.2	21.7
Adjusted return on regulatory capital excluding significant items (%)	51.7	22.8	19.2
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and the US-based hedge fund matter are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
In 1Q21, income before taxes of CHF 524 million increased 140% compared to 1Q20, mainly reflecting higher net revenues and lower provision for credit losses. Compared to 4Q20, income before taxes increased 121%, reflecting higher net revenues and lower total operating expenses, partially offset by higher provision for credit losses.
Net revenues
Compared to 1Q20, net revenues of CHF 1,060 million increased 27%, mainly due to higher transaction-based revenues and the Allfunds Group equity investment revaluation gain of CHF 43 million compared to a gain of CHF 25 million related to the completed transfer of the InvestLab fund platform to Allfunds Group in 1Q20 reflected in other revenues, partially offset by lower net interest income. Transaction-based revenues increased 63% to CHF 658 million, primarily reflecting higher financing revenues, higher brokerage and product issuing fees, higher equity underwriting revenues, higher revenues from completed mergers and acquisitions (M&A) transactions and higher revenues from GTS. Financing revenues in 1Q21 mainly reflected lower unrealized mark-to-market losses, net of hedges, of CHF 5 million on our fair valued portfolio compared to mark-to-market losses, net of hedges, of CHF 175 million in 1Q20. Recurring commissions and fees increased 5% to CHF 99 million, mainly reflecting higher investment product management, discretionary mandates management and investment advisory fees, partially offset by lower banking services fees. Net interest income decreased 17% to CHF 260 million, mainly reflecting lower loan margins on lower average loan volumes and significantly lower deposit margins on higher average deposit volumes, partially offset by higher treasury revenues.
Compared to 4Q20, net revenues increased 35%, mainly due to higher transaction-based revenues, higher net interest income and higher recurring commissions and fees. Transaction-based revenues increased 59%, primarily reflecting higher revenues from GTS, higher client activity and higher revenues from completed M&A transactions, partially offset by lower financing revenues. Financing revenues in 1Q21 reflected the unrealized mark-to-market losses, net of hedges, on our fair valued portfolio compared to unrealized mark-to-market gains, net of hedges, of CHF 46 million in 4Q20. Net interest income increased 8%, mainly reflecting slightly lower loan margins on higher average loan volumes. Recurring commissions and fees increased 11%, mainly reflecting higher discretionary mandates management, security account and custody services and investment advisory fees. Other revenues in 1Q21 included an Allfunds Group equity investment revaluation of CHF 43 million compared to CHF 38 million in 4Q20.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 1Q21, we recorded provision for credit losses of CHF 27 million, compared to provision for credit losses of CHF 99 million in 1Q20 and CHF 6 million in 4Q20. The provision for credit losses in 1Q21 was primarily driven by an increase in CECL provisions and two individual cases.
Total operating expenses
Total operating expenses of CHF 509 million decreased 2% compared to 1Q20, primarily reflecting lower compensation and benefits and lower commission expenses. Compensation and benefits decreased 2% to CHF 314 million, reflecting lower deferred compensation expenses from prior-year awards, lower discretionary compensation expenses and lower employee benefits, partially offset by higher salary expenses. General and administrative expenses of CHF 153 million were stable, primarily due to higher IT machinery and equipment costs and higher advertising and marketing costs, offset by lower allocated corporate function costs and lower travel and entertainment expenses.
Compared to 4Q20, total operating expenses decreased 6%, primarily reflecting lower compensation and benefits and lower general and administrative expenses, partially offset by higher commission expenses. Compensation and benefits decreased 8%, mainly reflecting lower discretionary compensation expenses, partially offset by higher salary expenses. General and administrative expenses decreased 6%, mainly due to lower allocated corporate function costs.
Margins
Our gross margin was 184 basis points in 1Q21, 28 basis points higher compared to 1Q20, primarily due to higher transaction-based revenues, partially offset by a 8.0% increase in average assets under management and lower net interest income. Compared to 4Q20, our gross margin was 43 basis points higher, mainly reflecting higher transaction-based revenues, partially offset by a 4.1% increase in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 91 basis points in 1Q21, 50 basis points higher compared to 1Q20, mainly reflecting higher net revenues and lower provision for credit losses, partially offset by the increase in average assets under management. Compared to 4Q20, our net margin was 48 basis points higher, mainly reflecting higher net revenues and lower total operating expenses.
Assets under management
As of the end of 1Q21, assets under management of CHF 241.9 billion were CHF 20.6 billion higher compared to the end of 4Q20, mainly reflecting favorable foreign exchange-related movements, net new assets and favorable market movements. Net new assets of CHF 5.0 billion primarily reflected inflows from Greater China.

Assets under management
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Assets under management (CHF billion)
Assets under management	241.9	221.3	197.0	9.3	22.8
Average assets under management	231.0	221.8	213.8	4.1	8.0
Assets under management by currency (CHF billion)
USD	132.2	122.5	113.6	7.9	16.4
EUR	6.1	6.0	5.5	1.7	10.9
CHF	1.7	1.7	1.5	0.0	13.3
Other	101.9	91.1	76.4	11.9	33.4
Assets under management	241.9	221.3	197.0	9.3	22.8
Growth in assets under management (CHF billion)
Net new assets	5.0	(1.1)	3.0	–	–
Other effects	15.6	3.9	(26.0)	–	–
of which market movements	3.5	10.9	(20.8)	–	–
of which foreign exchange	13.2	(6.9)	(5.2)	–	–
of which other	(1.1)	(0.1)	0.0	–	–
Growth in assets under management	20.6	2.8	(23.0)	–	–
Growth in assets under management (annualized) (%)
Net new assets	9.0	(2.0)	5.5	–	–
Other effects	28.2	7.1	(47.3)	–	–
Growth in assets under management (annualized)	37.2	5.1	(41.8)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.4	3.9	3.7	–	–
Other effects	17.4	(3.3)	(11.9)	–	–
Growth in assets under management (rolling four-quarter average)	22.8	0.6	(8.2)	–	–

Investment Bank
In 1Q21, we reported a loss before taxes of CHF 2,467 million, primarily due to a charge related to the failure of a US-based hedge fund. Net revenues of CHF 3,543 million increased 70% compared to 1Q20, reflecting more favorable market conditions and market share gains.
Results summary
1Q21 results
In 1Q21, we reported a loss before taxes of CHF 2,467 million compared to income before taxes of CHF 83 million in 1Q20, driven by a charge of CHF 4,430 million in respect of the failure by a US-based hedge fund to meet its margin commitments. Net revenues of CHF 3,543 million increased 70%, reflecting broad-based growth across products and regions. We recorded provision for credit losses of CHF 4,350 million in 1Q21 compared to CHF 304 million in 1Q20, driven by the charge of CHF 4,430 million in respect of the failure by a US-based hedge fund to meet its margin commitments. Total operating expenses of CHF 1,660 million decreased 2% compared to 1Q20, as lower compensation and benefits were partially offset by higher general and administrative expenses.
Compared to 4Q20, net revenues increased 68%, reflecting higher revenues across all businesses and a seasonal increase in client activity. We recorded provision for credit losses of CHF 4,350 million in 1Q21 compared to CHF 38 million in 4Q20, driven by the charge of CHF 4,430 million in respect of the failure by a US-based hedge fund to meet its margin commitments. Total operating expenses decreased 7%, reflecting lower compensation and benefits, partially offset by higher commission expenses.
As previously disclosed, we have incurred a charge of CHF 4,430 million in 1Q21 in respect of the failure by a US-based hedge fund to meet its margin commitments on March 26, 2021. In light of this event, we are reviewing exposures across the entire prime services business and are planning to significantly re-size the prime brokerage and prime financing businesses with a primary focus on continuing to serve our most important franchise clients.
> Refer to “US-based hedge fund matter” in Credit Suisse – Other information for further information.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 1Q21, RWA were USD 99 billion, an increase of USD 10.4 billion compared to the end of 4Q20, mainly related to movements in risk levels, primarily in credit risk, reflecting increased business activity and market volatility. In addition, FINMA imposed a temporary add-on of USD 6.1 billion to our credit risk RWA in relation to our exposure in the US-based hedge fund matter included in movements in risk levels. Leverage exposure was USD 371 billion, an increase of USD 8.2 billion compared to the end of 4Q20, due to increased business activity and settlement fails.
Divisional results
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Net revenues	3,543	2,109	2,080	68	70
Provision for credit losses	4,350	38	304	–	–
Compensation and benefits	860	1,008	955	(15)	(10)
General and administrative expenses	629	623	577	1	9
Commission expenses	154	136	161	13	(4)
Restructuring expenses	17	14	–	21	–
Total other operating expenses	800	773	738	3	8
Total operating expenses	1,660	1,781	1,693	(7)	(2)
Income/(loss) before taxes	(2,467)	290	83	–	–
Statement of operations metrics (%)
Return on regulatory capital	(69.2)	8.8	2.3	–	–
Cost/income ratio	46.9	84.4	81.4	–	–
Number of employees (full-time equivalents)
Number of employees	17,750	17,560	17,100	1	4

Divisional results (continued)
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	1,429	713	1,178	100	21
Equity sales and trading	897	498	777	80	15
Capital markets	1,088	760	61	43	–
Advisory and other fees	195	179	139	9	40
Other revenues [1]	(66)	(41)	(75)	61	(12)
Net revenues	3,543	2,109	2,080	68	70
Balance sheet statistics (CHF million)
Total assets	292,843	270,488	293,836	8	0
Net loans	23,219	23,359	34,450	(1)	(33)
Risk-weighted assets	92,974	77,872	97,255	19	(4)
Risk-weighted assets (USD)	98,800	88,423	100,904	12	(2)
Leverage exposure	348,982	319,339	362,870	9	(4)
Leverage exposure (USD)	370,853	362,607	376,490	2	(1)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjustment items
	Investment Bank
in	1Q21	4Q20	1Q20
Adjusted results excluding the US-based hedge fund matter (CHF million)
Net revenues	3,543	2,109	2,080
Provision for credit losses	4,350	38	304
US-based hedge fund matter	(4,430)	0	0
Provision for credit losses excluding the US-based hedge fund matter	(80)	38	304
Total operating expenses	1,660	1,781	1,693
Restructuring expenses	(17)	(14)	–
Expenses related to real estate disposals	(32)	(21)	4
Adjusted total operating expenses	1,611	1,746	1,697
Income/(loss) before taxes	(2,467)	290	83
Adjusted income/(loss) before taxes	(2,418)	325	79
Adjusted income/(loss) before taxes excluding the US-based hedge fund matter	2,012	325	79
Adjusted return on regulatory capital (%)	(67.8)	9.9	2.2
Adjusted return on regulatory capital excluding the US-based hedge fund matter (%)	59.5	9.9	2.2
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and the US-based hedge fund matter are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Global capital markets and advisory fees
	in			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Global capital markets and advisory fees (USD million)
Debt capital markets	463	365	338	27	37
Equity capital markets	590	421	106	40	457
Total capital markets	1,053	786	444	34	137
Advisory and other fees	262	243	184	8	42
Global capital markets and advisory fees	1,315	1,029	628	28	109
The Group’s global capital markets and advisory business operates across the Investment Bank, Asia Pacific and Swiss Universal Bank. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the table above aggregates total capital markets and advisory fees for the Group into a single metric in US dollar terms.

Results details
Fixed income sales and trading
In 1Q21, fixed income revenues of CHF 1,429 million increased 21% compared to 1Q20, reflecting significantly higher securitized products and emerging markets revenues, partially offset by lower macro and global credit products revenues. Market conditions were characterized by continued demand for yield products amid a low interest rate environment. Securitized products revenues increased significantly, driven by broad based growth across non-agency and agency trading and higher asset finance client activity. Emerging markets revenues increased, driven by higher trading in Asia and increased financing activity in Latin America. This was partially offset by lower macro products revenues compared to a strong prior year, driven by lower revenues in our rates and foreign exchange businesses. In addition, global credit products revenues decreased compared to a strong prior year, mainly reflecting lower investment grade trading revenues, partially offset by higher leveraged finance trading activity.
Compared to 4Q20, revenues increased 100%, reflecting a seasonal increase in client activity. Securitized products revenues increased, driven by significantly higher non-agency and agency trading activity and higher asset finance revenues. Macro revenues increased, driven by higher client activity in our rates and foreign exchange businesses. Global credit products revenues increased, reflecting higher leveraged finance and investment grade trading activity due to favorable market conditions including tightened US high yield credit spreads and increased issuance activity. In addition, emerging markets revenues increased, reflecting higher client activity in trading and structured credit, particularly in Asia, partially offset by reduced financing activity.
Equity sales and trading
In 1Q21, equity sales and trading revenues of CHF 897 million increased 15% compared to 1Q20, reflecting higher equity derivatives and cash equities trading activity, partially offset by lower prime services revenues. Equity derivatives revenues increased, driven by significantly higher structured equity derivatives trading activity, reflecting higher volumes, particularly in Asia. In addition, cash equities revenues increased, due to higher secondary trading volumes with particular strength in Asia. This was partially offset by reduced prime services revenues, reflecting lower listed derivatives and reduced client financing, particularly in Asia, partially offset by prime brokerage activity.
Compared to 4Q20, revenues increased 80%, reflecting higher equity derivatives, prime services and cash equities revenues driven by a seasonal increase in client activity. Equity derivatives revenues increased, driven by higher client activity across most products with particular strength in structured equity derivatives. Prime services revenues increased, primarily due to higher client financing activity. In addition, cash equities revenues increased, driven by higher secondary trading volumes in Asia and the US.
Capital markets
In 1Q21, capital markets revenues of CHF 1,088 million increased significantly compared to 1Q20, reflecting strong client activity across debt and equity capital markets, driven by increased issuance activity. Debt capital markets revenues increased significantly compared to a subdued prior year, which included unrealized mark-to-market losses of CHF 284 million in our leveraged finance business; this increase reflected higher leveraged finance and investment grade issuance activity due to favorable market conditions, including a continued low interest rate environment. In addition, equity capital markets revenues increased significantly, driven by higher initial public offering (IPO) and follow-on issuance activity.
Compared to 4Q20, revenues increased 43%, driven by higher client activity across debt and equity capital markets. Debt capital markets increased, primarily due to higher leveraged finance and investment grade issuance activity. Equity capital markets revenues increased, driven by higher IPO issuance activity.
Advisory and other fees
In 1Q21, advisory revenues of CHF 195 million increased 40% compared to 1Q20, driven by higher revenues from completed M&A transactions.
Compared to 4Q20, revenues increased 9%, driven by higher revenues from completed M&A transactions.
Provision for credit losses
In 1Q21, we recorded provision for credit losses of CHF 4,350 million, compared to provision for credit losses of CHF 304 million in 1Q20 and provision for credit losses of CHF 38 million in 4Q20. The provision for credit losses in 1Q21 was driven by a charge of CHF 4,430 million, or USD 4,707 million, in respect of the failure by a US-based hedge fund to meet its margin commitments.
Total operating expenses
In 1Q21, total operating expenses of CHF 1,660 million decreased 2% compared to 1Q20, as lower compensation and benefits were partially offset by higher general and administrative expenses. Compensation and benefits of CHF 860 million decreased 10%, primarily due to decreased discretionary compensation expenses. General and administrative expenses of CHF 629 million increased 9%, driven by higher revenue-related costs from capital markets transactions and increased expenses related to real estate disposals, partially offset by lower travel and entertainment costs. In 1Q21, we incurred restructuring expenses of CHF 17 million.
Compared to 4Q20, total operating expenses decreased 7%, reflecting lower compensation and benefits, partially offset by higher commission expenses. Compensation and benefits decreased 15%, reflecting reduced discretionary compensation expenses. General and administrative expenses were stable, as lower UK bank levy expenses were offset by higher allocated corporate function costs and increased expenses related to real estate disposals.

Corporate Center
In 1Q21, we reported a loss before taxes of CHF 2 million compared to losses of CHF 140 million in 1Q20 and CHF 1,090 million in 4Q20.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs.
The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Treasury results	104	(32)	(43)	–	–
Asset Resolution Unit	(33)	(50)	(57)	(34)	(42)
Other	78	65	30	20	160
Net revenues	149	(17)	(70)	–	–
Provision for credit losses	(9)	3	2	–	–
Compensation and benefits	39	140	(52)	(72)	–
General and administrative expenses	105	908	95	(88)	11
Commission expenses	19	17	25	12	(24)
Restructuring expenses	(3)	5	–	–	–
Total other operating expenses	121	930	120	(87)	1
Total operating expenses	160	1,070	68	(85)	135
Income/(loss) before taxes	(2)	(1,090)	(140)	(100)	(99)
of which Asset Resolution Unit	(68)	(100)	(94)	(32)	(28)
Balance sheet statistics (CHF million)
Total assets	120,344	111,307	117,531	8	2
Risk-weighted assets	49,848	46,335	43,550	8	14
Leverage exposure	121,771	6,686	36,095	–	237
As of the end of 4Q20 leverage exposure excludes CHF 110,677 million of central bank reserves, after adjusting for the dividend paid in 2020.

Reconciliation of adjustment items
	Corporate Center
in	1Q21	4Q20	1Q20
Adjusted results (CHF million)
Net revenues	149	(17)	(70)
Provision for credit losses	(9)	3	2
Total operating expenses	160	1,070	68
Restructuring expenses	3	(5)	–
Major litigation provisions	(15)	(712)	(17)
Adjusted total operating expenses	148	353	51
Income/(loss) before taxes	(2)	(1,090)	(140)
Adjusted income/(loss) before taxes	10	(373)	(123)
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and the US-based hedge fund matter are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results summary
1Q21 results
In 1Q21, we reported a loss before taxes of CHF 2 million compared to losses of CHF 140 million in 1Q20 and CHF 1,090 million in 4Q20. Net revenues of CHF 149 million in 1Q21 were primarily driven by positive treasury results, partially offset by negative net revenues related to the Asset Resolution Unit. Total operating expenses of CHF 160 million increased 135% compared to 1Q20, mainly reflecting higher compensation and benefits. Compared to 4Q20, total operating expenses decreased 85%, mainly driven by lower general and administrative expenses, primarily reflecting increased legacy litigation provisions of CHF 737 million in 4Q20, mainly in connection with mortgage-related matters, and lower compensation and benefits.
Capital and leverage metrics
As of the end of 1Q21, we reported RWA of CHF 49.8 billion, an increase of CHF 3.5 billion compared to the end of 4Q20, primarily driven by the foreign exchange impact. Leverage exposure was CHF 121.8 billion as of the end of 1Q21, an increase of CHF 115.1 billion compared to the end of 4Q20, primarily reflecting the expiration on January 1, 2021 of the temporary exclusion of central bank reserves from leverage exposure as permitted by FINMA in 2020.
Results details
Net revenues
In 1Q21, we reported net revenues of CHF 149 million compared to negative net revenues of CHF 70 million in 1Q20 and CHF 17 million in 4Q20.
Positive treasury results of CHF 104 million in 1Q21 primarily reflected gains of CHF 70 million with respect to structured notes volatility and gains of CHF 52 million relating to hedging volatility, partially offset by negative revenues of CHF 11 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 1Q20, negative treasury results of CHF 43 million reflected losses of CHF 279 million with respect to structured notes volatility, primarily relating to own credit spread movements, mainly in March, amid continued market volatility surrounding COVID-19 and central bank stimulus announcements, and negative revenues of CHF 22 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses in 1Q20 were partially offset by gains of CHF 179 million on fair-valued money market instruments and gains of CHF 94 million relating to fair value option volatility on own debt. In 4Q20, negative treasury results of CHF 32 million primarily reflected negative revenues of CHF 41 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 7 million on fair-valued money market instruments and losses of CHF 7 million relating to hedging volatility. Negative revenues and losses in 4Q20 were partially offset by gains of CHF 22 million with respect to structured notes volatility.
In the Asset Resolution Unit, we reported negative net revenues of CHF 33 million in 1Q21 compared to CHF 57 million in 1Q20 and CHF 50 million in 4Q20. Compared to 1Q20 and 4Q20, the improvement was mainly driven by revenues from portfolio assets.
In 1Q21, other revenues of CHF 78 million increased CHF 48 million compared to 1Q20, mainly reflecting the positive valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by lower elimination of losses from trading in own shares. Compared to 4Q20, other revenues increased CHF 13 million, mainly reflecting the elimination of losses from trading in own shares compared to the elimination of gains in 4Q20, partially offset by the negative valuation impact from long-dated legacy deferred compensation and retirement programs.
Provision for credit losses
In 1Q21, we recorded a release of provision for credit losses of CHF 9 million compared to provision for credit losses of CHF 2 million in 1Q20 and CHF 3 million in 4Q20.

Total operating expenses
Total operating expenses of CHF 160 million increased CHF 92 million compared to 1Q20, mainly reflecting an increase in compensation and benefits. Compensation and benefits increased CHF 91 million, mainly driven by higher deferred compensation expenses from prior-year awards and higher expenses for long-dated legacy deferred compensation and retirement programs, partially offset by lower discretionary compensation expenses. General and administrative expenses increased CHF 10 million, primarily reflecting higher discretionary compensation expenses and higher expenses related to legacy litigation provisions, partially offset by the impact of corporate function allocations.
Compared to 4Q20, total operating expenses decreased CHF 910 million, mainly reflecting decreases in general and administrative expenses and compensation and benefits. General and administrative expenses decreased CHF 803 million, primarily reflecting the increased legacy litigation provisions of CHF 737 million in 4Q20. Compensation and benefits decreased CHF 101 million, primarily reflecting lower discretionary compensation expenses, lower deferred compensation expenses from prior-year awards and lower expenses for long-dated legacy deferred compensation and retirement programs, partially offset by the impact of corporate function allocations.
Expense allocation to divisions
	in			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	751	911	693	(18)	8
General and administrative expenses	590	1,347	540	(56)	9
Commission expenses	19	17	25	12	(24)
Restructuring expenses	15	21	–	(29)	–
Total other operating expenses	624	1,385	565	(55)	10
Total operating expenses before allocation to divisions	1,375	2,296	1,258	(40)	9
Net allocation to divisions	1,215	1,226	1,190	(1)	2
of which Swiss Universal Bank	252	259	261	(3)	(3)
of which International Wealth Management	243	250	241	(3)	1
of which Asia Pacific	166	166	170	0	(2)
of which Investment Bank	554	551	518	1	7
Total operating expenses	160	1,070	68	(85)	135
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Asset Resolution Unit
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	14	(1)	(6)	–	–
Asset funding costs	(47)	(49)	(51)	(4)	(8)
Net revenues	(33)	(50)	(57)	(34)	(42)
Provision for credit losses	(1)	0	0	–	–
Compensation and benefits	19	24	24	(21)	(21)
General and administrative expenses	15	25	12	(40)	25
Commission expenses	2	1	1	100	100
Total other operating expenses	17	26	13	(35)	31
Total operating expenses	36	50	37	(28)	(3)
Income/(loss) before taxes	(68)	(100)	(94)	(32)	(28)
Balance sheet statistics (CHF million)
Total assets	12,080	12,560	14,320	(4)	(16)
Risk-weighted assets (USD) [1]	8,502	9,930	9,313	(14)	(9)
Leverage exposure (USD)	18,452	20,532	21,744	(10)	(15)
1 Risk-weighted assets excluding operational risk were USD 7,523 million, USD 8,963 million and USD 7,640 million as of the end of 1Q21, 4Q20 and 1Q20, respectively.

Assets under management
As of the end of 1Q21, assets under management were CHF 1,596.0 billion, 5.6% higher compared to the end of 4Q20 with net new assets of CHF 28.4 billion in 1Q21.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
Assets under management and client assets
	end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	213.1	208.6	194.8	2.2	9.4
Swiss Universal Bank - Corporate & Institutional Clients	487.0	462.6	405.3	5.3	20.2
International Wealth Management - Private Banking	386.2	365.4	327.7	5.7	17.9
International Wealth Management - Asset Management	458.0	440.3	409.6	4.0	11.8
Asia Pacific	241.9	221.3	197.0	9.3	22.8
Assets managed across businesses [1]	(190.2)	(186.3)	(163.9)	2.1	16.0
Assets under management	1,596.0	1,511.9	1,370.5	5.6	16.5
of which discretionary assets	506.5	483.0	450.1	4.9	12.5
of which advisory assets	1,089.5	1,028.9	920.4	5.9	18.4
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	275.8	262.5	237.2	5.1	16.3
Swiss Universal Bank - Corporate & Institutional Clients	593.5	562.2	498.9	5.6	19.0
International Wealth Management - Private Banking	499.8	465.5	398.9	7.4	25.3
International Wealth Management - Asset Management	458.0	440.3	409.6	4.0	11.8
Asia Pacific	350.5	315.4	244.2	11.1	43.5
Assets managed across businesses	(190.2)	(186.3)	(163.9)	2.1	16.0
Client assets	1,987.4	1,859.6	1,624.9	6.9	22.3
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

1Q21 results
As of the end of 1Q21, assets under management of CHF 1,596.0 billion increased CHF 84.1 billion compared to the end of 4Q20. The increase was driven by favorable foreign exchange-related movements, net new assets of CHF 28.4 billion and by favorable market movements, partially offset by structural effects. Structural effects included CHF 11.2 billion related to the exit of our supply chain finance funds business in Asset Management of CHF 7.9 billion and CHF 3.3 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of these funds, mainly in the Private Banking business of International Wealth Management.
Net new assets of CHF 28.4 billion in 1Q21 mainly reflected inflows across the following businesses. Net new assets of CHF 10.3 billion in the Asset Management business of International Wealth Management reflected inflows from traditional investments, emerging market joint ventures and alternative investments. Net new assets of CHF 7.2 billion in the Private Banking business of International Wealth Management reflected inflows from both emerging markets and Western Europe. Net new assets of CHF 5.0 billion in Asia Pacific primarily reflected inflows from Greater China. Net new assets of CHF 3.9 billion in the Corporate & Institutional Clients business of Swiss Universal Bank mainly reflected inflows from the pension business. Net new assets of CHF 2.2 billion in the Private Clients business of Swiss Universal Bank reflected positive contributions from all businesses.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
Growth in assets under management
in	1Q21		4Q20		1Q20
Net new assets (CHF billion)
Swiss Universal Bank - Private Clients	2.2		(2.1)		(4.2)
Swiss Universal Bank - Corporate & Institutional Clients	3.9		3.8		4.8
International Wealth Management - Private Banking	7.2		4.3		3.7
International Wealth Management - Asset Management [1]	10.3		6.3		0.1
Asia Pacific	5.0		(1.1)		3.0
Assets managed across businesses [2]	(0.2)		(2.8)		(1.6)
Net new assets	28.4		8.4		5.8
Other effects (CHF billion)
Swiss Universal Bank - Private Clients	2.3		5.7		(18.6)
Swiss Universal Bank - Corporate & Institutional Clients	20.5		17.8		(35.9)
International Wealth Management - Private Banking	13.6		9.1		(46.0)
International Wealth Management - Asset Management	7.4		(4.5)		(28.4)
Asia Pacific	15.6		3.9		(26.0)
Assets managed across businesses [2]	(3.7)		(6.8)		12.4
Other effects	55.7		25.2		(142.5)
of which market movements	21.0		66.1		(116.6)
of which foreign exchange	48.6		(22.0)		(26.0)
of which other	(13.9)	[3]	(18.9)	[4]	0.1
Growth in assets under management (CHF billion)
Swiss Universal Bank - Private Clients	4.5		3.6		(22.8)
Swiss Universal Bank - Corporate & Institutional Clients	24.4		21.6		(31.1)
International Wealth Management - Private Banking	20.8		13.4		(42.3)
International Wealth Management - Asset Management [1]	17.7		1.8		(28.3)
Asia Pacific	20.6		2.8		(23.0)
Assets managed across businesses [2]	(3.9)		(9.6)		10.8
Growth in assets under management	84.1		33.6		(136.7)
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3
Includes structural effects of CHF 11.2 billion related to the exit of our supply chain finance funds business in Asset Management of CHF 7.9 billion and CHF 3.3 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of these funds, mainly in the Private Banking business of International Wealth Management.

4 Includes CHF 14.8 billion relating to the sale of Wincasa AG in 2012 following the conclusion in 4Q20 of a transition period regarding the related assets under management.

Growth in assets under management (continued)
in	1Q21	4Q20	1Q20
Net new assets (annualized) (%)
Swiss Universal Bank - Private Clients	4.2	(4.1)	(7.7)
Swiss Universal Bank - Corporate & Institutional Clients	3.4	3.4	4.4
International Wealth Management - Private Banking	7.9	4.9	4.0
International Wealth Management - Asset Management [1]	9.4	5.7	0.1
Asia Pacific	9.0	(2.0)	5.5
Assets managed across businesses [2]	0.4	6.3	3.7
Net new assets	7.5	2.3	1.5
Other effects (annualized) (%)
Swiss Universal Bank - Private Clients	4.4	11.1	(34.2)
Swiss Universal Bank - Corporate & Institutional Clients	17.7	16.2	(32.9)
International Wealth Management - Private Banking	14.9	10.3	(49.7)
International Wealth Management - Asset Management	6.7	(4.1)	(26.0)
Asia Pacific	28.2	7.1	(47.3)
Assets managed across businesses [2]	8.0	15.4	(28.4)
Other effects	14.8	6.8	(37.8)
Growth in assets under management (annualized) (%)
Swiss Universal Bank - Private Clients	8.6	7.0	(41.9)
Swiss Universal Bank - Corporate & Institutional Clients	21.1	19.6	(28.5)
International Wealth Management - Private Banking	22.8	15.2	(45.7)
International Wealth Management - Asset Management [1]	16.1	1.6	(25.9)
Asia Pacific	37.2	5.1	(41.8)
Assets managed across businesses [2]	8.4	21.7	(24.7)
Growth in assets under management	22.3	9.1	(36.3)
Growth in net new assets (rolling four-quarter average) (%)
Swiss Universal Bank - Private Clients	0.3	(2.7)	(1.9)
Swiss Universal Bank - Corporate & Institutional Clients	3.2	3.1	5.7
International Wealth Management - Private Banking	6.2	4.5	3.8
International Wealth Management - Asset Management [1]	6.3	3.5	5.5
Asia Pacific	5.4	3.9	3.7
Assets managed across businesses [2]	3.2	3.8	7.3
Net new assets	4.7	2.8	3.5
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 1Q21, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
In response to regulatory reform, since 2015 we have primarily focused our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes. Prior to that, securities for funding and capital purposes were primarily issued by the Bank, our principal operating subsidiary and a US registrant. We also issue short and medium-term debt securities at the Bank level for funding diversification. Our primary source of liquidity is funding through consolidated entities. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet going and gone concern capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 for further information on liquidity and funding management.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements).
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law. Under the Liquidity Ordinance, systemically relevant banks like Credit Suisse are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. Although originally planned for January 1, 2018, the Federal Council had decided to postpone the introduction of the NSFR as a minimum standard in Switzerland. On September 11, 2020, the Federal Council adopted an amendment to the Liquidity Ordinance, implementing NSFR as a minimum standard beginning July 1, 2021, including the associated disclosure requirements. On November 12, 2020, FINMA published a partially revised “Liquidity risks – banks” Circular, which sets out FINMA’s technical requirements and will also come into force on July 1, 2021.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the Swiss National Bank (SNB), the Fed, the European Central Bank (ECB) and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies. All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of the end of 1Q21, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 205.0 billion. The liquidity pool consisted of CHF 115.3 billion of cash held at major central banks, primarily the SNB, the ECB and the Fed and CHF 89.7 billion market value of securities issued by governments and government agencies, primarily from the US and the United Kingdom (UK).
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Investment Bank division, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of the end of 1Q21, this portfolio of liquid assets had a market value of CHF 25.9 billion, consisting of CHF 9.3 billion of high-grade bonds and CHF 16.6 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 12% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	1Q21					4Q20
average	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	76,549	14,173	21,325	3,239	115,286	114,429
Securities	11,550	52,928	6,953	18,314	89,745	86,867
Liquid assets [1]	88,099	67,101	28,278	21,553	205,031	201,296
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.

Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 205% as of the end of 1Q21, an increase from 190% as of the end of 4Q20, representing an average HQLA of CHF 211.3 billion and average net cash outflows of CHF 103.1 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements and taking a prudent approach to liquidity management during the COVID-19 pandemic.
The increase in the LCR in 1Q21 compared to 4Q20, reflected a decrease in net cash outflows complemented by a higher level of average HQLA. The decrease in net cash outflows primarily resulted from a lower net cash outflow from balances related to open trades, an increase in net cash inflows associated with secured wholesale funding and secured lending activities, and an increase in cash inflows from fully performing exposures and lower cash outflows from unsecured wholesale funding, driven by a decrease in operational deposits. These decreases in net cash outflows were partially offset by an increase in cash outflows from other contingent funding obligations. The higher level of HQLA reflected an increase in the amount of marketable debt securities held during the period, as well as an increase in the amount of cash held with central banks.
Liquidity coverage ratio – Group
	1Q21				4Q20
average	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		211,307		203,536
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	162,308		19,959		19,825
Unsecured wholesale funding	239,353		88,888		89,758
Secured wholesale funding	–		44,274		44,979
Additional requirements	173,177		36,237		35,989
Other contractual funding obligations	50,393		50,393		56,751
Other contingent funding obligations	220,738		6,559		5,574
Total cash outflows	–		246,310		252,876
Cash inflows (CHF million)
Secured lending	194,901		59,608		59,090
Inflows from fully performing exposures	64,869		29,072		28,081
Other cash inflows	54,542		54,542		58,329
Total cash inflows	314,312		143,222		145,500
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		211,307		203,536
Net cash outflows (CHF million)	–		103,088		107,376
Liquidity coverage ratio (%)	–		205		190
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 23% as of the end of 1Q21, compared to 22% as of the end of 4Q20, reflecting an increase in deposits. Loans increased compared to 4Q20. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 370 billion as of the end of 1Q21, compared to CHF 356 billion as of the end of 4Q20, reflecting an increase in our customer deposit base in the private banking and corporate & institutional banking businesses in 1Q21, mainly driven by an increase in demand deposits. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 1Q21, we had outstanding long-term debt of CHF 170.5 billion, which included senior and subordinated instruments. We had CHF 48.2 billion and CHF 16.1 billion of structured notes and covered bonds outstanding, respectively, as of the end of 1Q21 compared to CHF 47.0 billion and CHF 17.1 billion, respectively, as of the end of 4Q20.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings increased 19% to CHF 24.9 billion as of the end of 1Q21, compared to CHF 20.9 billion as of the end of 4Q20, mainly related to issuance of commercial paper.
The following table provides information on long-term debt issuances, maturities and redemptions in 1Q21, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2020 for further information.
Debt issuances and redemptions
in 1Q21	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	2.7	5.2	0.0	7.9
of which unsecured	1.9	5.2	0.0	7.1
of which secured	0.8	0.0	0.0	0.8
Maturities / Redemptions	2.2	0.0	0.0	2.2
of which unsecured	0.4	0.0	0.0	0.4
of which secured	1.8	0.0	0.0	1.8
Excludes structured notes.
Credit ratings
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 3 million, CHF 19 million and CHF 646 million, respectively, as of the end of 1Q21, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2020 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 1Q21, our BIS CET1 ratio was 12.2% and our BIS tier 1 leverage ratio was 5.5%.
Regulatory framework
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards became fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to “BIS requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2020 for a detailed discussion of the BIS requirements.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2020 for a detailed discussion of the Swiss Requirements.

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.
Swiss capital and leverage requirements for Credit Suisse
For 2021	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.5	2.0
Additional tier 1 – maximum	0.8	0.0
Buffer component	6.3	2.0
Going concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Gone concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Total loss-absorbing capacity	28.6	10.0
Does not include the FINMA Pillar 2 capital add-on of CHF 1.9 billion relating to the supply chain finance funds matter, the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.
As of the end of 1Q21, for the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for the capital ratios were 2.565% and 0.419%, respectively, and for the Bank, they were 2.565% and 0.42%, respectively. For the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for leverage ratios were 0.9% and 0.131%, respectively, and for the Bank, they were 0.9% and 0.13%, respectively. Net of these rebates, the gone concern ratio for capital and leverage for the Group were 11.316% and 3.969%, respectively, and for the Bank they were 11.315% and 3.97%, respectively.

Regulatory developments
In March 2020, FINMA announced the temporary exclusion of central bank reserves from leverage ratio calculations. This temporary measure expired as of January 1, 2021.
As of the end of March 2021, the Swiss Financial Market Supervisory Authority FINMA (FINMA) imposed a temporary add-on to our risk weighted assets relating to credit risk in the Investment Bank of USD 6.1 billion (CHF 5.8 billion) in relation to our exposure in the US-based hedge fund matter. We expect this add-on to be reduced to zero by the end of 2Q21.
We have agreed with FINMA to apply a Pillar 2 capital add-on of CHF 1.9 billion (USD 2.0 billion) relating to the supply chain finance funds matter. For the Group, this Pillar 2 capital add-on equates to an additional Swiss CET1 capital ratio and Swiss CET1 leverage ratio requirement of 62 basis points and 19 basis points, respectively.
Capital instruments
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 11.8 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.9%, both as of the end of 1Q21.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 16.4 billion and the Higher Trigger Capital Ratio was 5.4%, both as of the end of 1Q21.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2020 for further information on the Higher Trigger Capital Amount.

Issuances and redemptions
	Currency	Par value at issuance (million)	Coupon rate (%)	Description	Year of maturity
Issuances – callable bail-in instruments
First quarter of 2021	EUR	1,500	floating rate	Senior notes	2026
	EUR	1,500	0.625	Senior notes	2033	[1]
	USD	2,000	1.305	Senior notes	2027
Redemptions – callable bail-in instruments
April 2021 to date	USD	1,000	floating rate	Senior notes	–
	USD	1,500	3.45	Senior notes	–
1 Matures in 2033 with no call option.
BIS capital metrics
BIS capital metrics – Group
			% change
end of	1Q21	4Q20	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,964	35,361	5
Tier 1 capital	53,411	51,202	4
Total eligible capital	54,429	52,163	4
Risk-weighted assets	302,869	275,084	10
Capital ratios (%)
CET1 ratio	12.2	12.9	–
Tier 1 ratio	17.6	18.6	–
Total capital ratio	18.0	19.0	–
Eligible capital – Group
			% change
end of	1Q21	4Q20	QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,590	42,677	4
Adjustments
Regulatory adjustments [1]	332	(342)	–
Goodwill [2]	(4,898)	(4,681)	5
Other intangible assets [2]	(272)	(271)	0
Deferred tax assets that rely on future profitability	(1,011)	(1,070)	(6)
Shortfall of provisions to expected losses	(192)	(176)	9
(Gains)/losses due to changes in own credit on fair-valued liabilities	2,040	2,466	(17)
Defined benefit pension assets [2]	(2,405)	(2,249)	7
Investments in own shares	(603)	(397)	52
Other adjustments [3]	(617)	(596)	4
Total adjustments	(7,626)	(7,316)	4
CET1 capital	36,964	35,361	5
High-trigger capital instruments (7% trigger)	11,778	11,410	3
Low-trigger capital instruments (5.125% trigger)	4,669	4,431	5
Additional tier 1 capital	16,447	15,841	4
Tier 1 capital	53,411	51,202	4
Tier 2 low-trigger capital instruments (5% trigger)	1,018	961	6
Tier 2 capital [4]	1,018	961	6
Total eligible capital [4]	54,429	52,163	4
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves and, in 4Q20, of unrealized gains on certain investments that are not eligible for CET1 recognition.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 1Q21 and 4Q20, total eligible capital was CHF 54,686 million and CHF 52,437 million, including CHF 258 million and CHF 273 million of such instruments and the total capital ratio was 18.1% and 19.1%, respectively.

1Q21 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	35,361
Net loss attributable to shareholders	(252)
Foreign exchange impact [1]	1,772
Repurchase of shares under the share buyback program	(285)
Other [2]	368
Balance at end of period	36,964
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,841
Foreign exchange impact	966
Other [3]	(360)
Balance at end of period	16,447
Tier 2 capital (CHF million)
Balance at beginning of period	961
Foreign exchange impact	66
Other	(9)
Balance at end of period	1,018
Eligible capital (CHF million)
Balance at end of period	54,429
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the reversal of unrealized gains on certain investments that are not eligible for CET1 recognition, a regulatory adjustment of defined benefit pension plan assets, a dividend accrual and the net effect of share-based compensation.

3 Primarily reflects valuation impacts.
Our CET1 ratio was 12.2% as of the end of 1Q21 compared to 12.9% as of the end of 4Q20. Our tier 1 ratio was 17.6% as of the end of 1Q21 compared to 18.6% as of the end of 4Q20. Our total capital ratio was 18.0% as of the end of 1Q21 compared to 19.0% as of the end of 4Q20. The decrease in capital ratios were due to increased RWA, despite the higher capital balances.
CET1 capital was CHF 37.0 billion as of the end of 1Q21, a 5% increase compared to CHF 35.4 billion as of the end of 4Q20, mainly reflecting a positive foreign exchange impact and the reversal of a dividend accrual, partially offset by the repurchase of shares under the share buyback program and the net loss attributable to shareholders. Additional tier 1 capital was CHF 16.4 billion as of the end of 1Q21, an increase of 4% compared to the end of 4Q20, mainly due to a positive foreign exchange impact, partially offset by valuation impacts. Total eligible capital was CHF 54.4 billion as of the end of 1Q21, a 4% increase compared to CHF 52.2 billion as of the end of 4Q20, mainly reflecting higher CET1 capital.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2020 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 1Q21, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management for further information.
RWA were CHF 302.9 billion as of the end of 1Q21, a 10% increase compared to the end of 4Q20. The increase in RWA was mainly related to the foreign exchange impact and movements in risk levels, primarily reflecting business growth. In addition, FINMA imposed a temporary add-on of CHF 5.8 billion (USD 6.1 billion) to our credit risk RWA in relation to our exposure in the US-based hedge fund matter, which was included in movements in risk levels in the Investment Bank.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by movements in risk levels attributable to book size, partially offset by a decrease related to internal model and parameter updates. The increase in movements in risk levels attributable to book size was primarily driven by increased lending exposures, mainly in Swiss Universal Bank, the Investment Bank and Asia Pacific, reflecting business growth, and also included the FINMA imposed temporary add-on to our credit risk RWA in relation to our exposure in the US-based hedge fund matter in the Investment Bank. The decrease related to internal model and parameter updates was mainly driven by the continued implementation of a new model for corporate clients, accompanied by the related phase out of a multiplier on certain corporate exposures, mainly in the Investment Bank.
Excluding the foreign exchange impact, the increase in market risk was primarily driven by movements in risk levels, mainly in the securitized products business within the Investment Bank.
Excluding the foreign exchange impact, the increase in operational risk was driven by internal model and parameter updates related to the annual recalibration of the advanced measurement approach.
As a consequence of the provisions for mortgage-related matters recorded in 4Q20 and the settlement with MBIA Insurance Corp., additional RWA relating to operational risk of USD 6.5 billion are expected to be recognized in 2Q21.

Risk-weighted asset movement by risk type – Group
1Q21	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	69,428	29,920	20,133	53,475	25,156	198,112
Foreign exchange impact	1,079	1,498	1,298	3,647	1,373	8,895
Movements in risk levels	1,270	(578)	1,250	9,437	101	11,480
of which credit risk – book size [1]	1,147	(53)	1,715	8,987	7	11,803
of which credit risk – book quality [2]	123	(525)	(465)	449	94	(324)
Model and parameter updates – internal [3]	118	90	(61)	(1,457)	247	(1,063)
Balance at end of period	71,895	30,930	22,620	65,102	26,877	217,424
Market risk (CHF million)
Balance at beginning of period	1,598	1,962	1,645	10,749	2,363	18,317
Foreign exchange impact	119	134	129	874	169	1,425
Movements in risk levels	256	(51)	452	1,617	103	2,377
Model and parameter updates – internal [3]	(5)	11	(7)	(145)	(39)	(185)
Balance at end of period	1,968	2,056	2,219	13,095	2,596	21,934
Operational risk (CHF million)
Balance at beginning of period	10,262	11,118	4,811	13,648	18,816	58,655
Foreign exchange impact	711	771	334	945	1,304	4,065
Model and parameter updates – internal [3]	138	149	65	184	255	791
Balance at end of period	11,111	12,038	5,210	14,777	20,375	63,511
Total (CHF million)
Balance at beginning of period	81,288	43,000	26,589	77,872	46,335	275,084
Foreign exchange impact	1,909	2,403	1,761	5,467	2,846	14,386
Movements in risk levels	1,526	(629)	1,702	11,054	204	13,857
Model and parameter updates – internal [3]	251	250	(3)	(1,419)	463	(458)
Balance at end of period	84,974	45,024	30,049	92,974	49,848	302,869
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Group
1Q21 (CHF million)
Credit risk	71,895	30,930	22,620	65,102	26,877	217,424
Market risk	1,968	2,056	2,219	13,095	2,596	21,934
Operational risk	11,111	12,038	5,210	14,777	20,375	63,511
Risk-weighted assets	84,974	45,024	30,049	92,974	49,848	302,869
4Q20 (CHF million)
Credit risk	69,428	29,920	20,133	53,475	25,156	198,112
Market risk	1,598	1,962	1,645	10,749	2,363	18,317
Operational risk	10,262	11,118	4,811	13,648	18,816	58,655
Risk-weighted assets	81,288	43,000	26,589	77,872	46,335	275,084

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage exposure – Group
end of	1Q21	4Q20
Leverage exposure (CHF million)
Swiss Universal Bank	305,034	295,507
International Wealth Management	108,851	104,014
Asia Pacific	83,160	74,307
Investment Bank	348,982	319,339
Corporate Center	121,771	6,686
Leverage exposure	967,798	799,853
The leverage exposure was CHF 967.8 billion as of the end of 1Q21, a 21% increase compared to CHF 799.9 billion as of the end of 4Q20. The increase in leverage exposure was mainly due to the expiration on January 1, 2021 of the temporary exclusion of central bank reserves from leverage exposure as permitted by FINMA in response to the COVID-19 pandemic. The movement in leverage exposure was also partially impacted by an increase in the consolidated balance sheet due to the positive foreign exchange impact and higher operating activities. For 4Q20, the leverage exposure excluded CHF 110.7 billion of cash held at central banks, after adjusting for the dividend paid in 2020.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
				% change
end of	1Q21	4Q20		QoQ
Leverage exposure (CHF million)
Total assets	851,395	805,822		6
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(16,896)	(16,680)		1
Derivative financial instruments	76,027	68,577		11
Securities financing transactions	(43,306)	(39,009)		11
Off-balance sheet exposures	98,009	88,944		10
Other	2,569	(107,801)	[2]	–
Total adjustments	116,403	(5,969)		–
Leverage exposure	967,798	799,853		21
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Included cash held at central banks of CHF 110,677 million, after adjusting for the dividend paid in 2020.
BIS leverage metrics – Group
				% change
end of	1Q21	4Q20		QoQ
Capital and leverage exposure (CHF million)
CET1 capital	36,964	35,361		5
Tier 1 capital	53,411	51,202		4
Leverage exposure	967,798	799,853	[1]	21
Leverage ratios (%)
CET1 leverage ratio	3.8	4.4		–
Tier 1 leverage ratio	5.5	6.4		–
1 Leverage exposure excluded CHF 110,677 million of cash held at central banks, after adjusting for the dividend paid in 2020.
The CET1 leverage ratio was 3.8% as of the end of 1Q21, compared to 4.4% as of the end of 4Q20. The tier 1 leverage ratio was 5.5% as of the end of 1Q21, compared to 6.4% as of the end of 4Q20. The decreases in the CET1 leverage ratio and the tier 1 leverage ratio were due to higher leverage exposure, primarily due to the expiration on January 1, 2021 of the temporary exclusion of central bank reserves from leverage exposure, despite higher capital balances.
Swiss metrics
Swiss capital metrics
As of the end of 1Q21, our Swiss CET1 capital was CHF 37.0 billion and our Swiss CET1 ratio was 12.2%. Our going concern capital was CHF 53.4 billion and our going concern capital ratio was 17.6%. Our gone concern capital was CHF 52.2 billion and our gone concern capital ratio was 17.2%. Our total loss-absorbing capacity was CHF 105.6 billion and our TLAC ratio was 34.8%. The decrease in the Swiss CET1 and going concern capital ratios reflected increased RWA, including the RWA temporary add-on in relation to our exposure in the US-based hedge fund matter, a positive foreign exchange impact and business growth, partially offset by higher capital balances. The increase in the gone concern capital ratio reflected the higher capital balance, reflecting an increased balance of bail-in debt instruments, partially offset by an increase in RWA. In aggregate, the increase in the TLAC ratio reflected these movements in the individual Swiss capital metrics.
Swiss capital metrics – Group
			% change
end of	1Q21	4Q20	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,959	35,351	5
Going concern capital	53,406	51,192	4
Gone concern capital	52,187	41,852	25
Total loss-absorbing capacity (TLAC)	105,593	93,044	13
Swiss risk-weighted assets	303,380	275,576	10
Swiss capital ratios (%)
Swiss CET1 ratio	12.2	12.8	–
Going concern capital ratio	17.6	18.6	–
Gone concern capital ratio	17.2	15.2	–
TLAC ratio	34.8	33.8	–

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 1Q21, our Swiss CET1 leverage ratio was 3.8%, our going concern leverage ratio was 5.5%, our gone concern leverage ratio was 5.4% and our TLAC leverage ratio was 10.9%. The decrease in the Swiss CET1 leverage and going concern leverage ratios was mainly due to the increased leverage exposure as a result of the expiration on January 1, 2021 of the temporary exclusion of central bank reserves from leverage exposure as permitted by FINMA in response to the COVID-19 pandemic, partially offset by the increased capital balances. The increase in the gone concern leverage ratio reflected the higher capital balance, reflecting an increased balance of bail-in instruments, partially offset by the increased leverage exposure.
Swiss capital and risk-weighted assets – Group
			% change
end of	1Q21	4Q20	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	36,964	35,361	5
Swiss regulatory adjustments [1]	(5)	(10)	(50)
Swiss CET1 capital	36,959	35,351	5
Additional tier 1 high-trigger capital instruments	11,778	11,410	3
Grandfathered additional tier 1 low-trigger capital instruments	4,669	4,431	5
Swiss additional tier 1 capital	16,447	15,841	4
Going concern capital	53,406	51,192	4
Bail-in debt instruments	49,644	39,450	26
Tier 2 low-trigger capital instruments	1,018	961	6
Tier 2 amortization component	1,525	1,441	6
Gone concern capital [2]	52,187	41,852	25
Total loss-absorbing capacity	105,593	93,044	13
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	302,869	275,084	10
Swiss regulatory adjustments [3]	511	492	4
Swiss risk-weighted assets	303,380	275,576	10
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 1Q21 and 4Q20, gone concern capital was CHF 52,456 million and CHF 42,198 million, including CHF 269 million and CHF 346 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
				% change
end of	1Q21	4Q20		QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,959	35,351		5
Going concern capital	53,406	51,192		4
Gone concern capital	52,187	41,852		25
Total loss-absorbing capacity	105,593	93,044		13
Leverage exposure	967,798	799,853		21
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	3.8	4.4		–
Going concern leverage ratio	5.5	6.4		–
Gone concern leverage ratio	5.4	5.2	[1]	–
TLAC leverage ratio	10.9	11.6		–
Rounding differences may occur.
1
The gone concern ratio would have been 4.6%, if calculated using a leverage exposure of CHF 910,530 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 110,677 million.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
			% change
end of	1Q21	4Q20	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	42,550	40,701	5
Tier 1 capital	58,050	55,659	4
Total eligible capital	59,067	56,620	4
Risk-weighted assets	302,022	275,676	10
Capital ratios (%)
CET1 ratio	14.1	14.8	–
Tier 1 ratio	19.2	20.2	–
Total capital ratio	19.6	20.5	–
Eligible capital and risk-weighted assets – Bank
end of	1Q21		4Q20	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	48,593		46,264	5
Regulatory adjustments [1]	(934)		(1,088)	(14)
Other adjustments [2]	(5,109)		(4,475)	14
CET1 capital	42,550		40,701	5
Additional tier 1 instruments	15,500	[3]	14,958	4
Additional tier 1 capital	15,500		14,958	4
Tier 1 capital	58,050		55,659	4
Tier 2 low-trigger capital instruments (5% trigger)	1,017		961	6
Tier 2 capital [4]	1,017		961	6
Total eligible capital [4]	59,067		56,620	4
Risk-weighted assets by risk type (CHF million)
Credit risk	216,577		198,704	9
Market risk	21,934		18,317	20
Operational risk	63,511		58,655	8
Risk-weighted assets	302,022		275,676	10
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 11.8 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.8 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 1Q21 and 4Q20, total eligible capital was CHF 59,325 million and CHF 56,893 million, including CHF 258 million and CHF 273 million of such instruments and the total capital ratio was 19.6% and 20.6%, respectively.

Leverage exposure components – Bank
				% change
end of	1Q21	4Q20		QoQ
Leverage exposure (CHF million)
Total assets	855,597	809,688		6
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(13,963)	(14,079)		(1)
Derivative financial instruments	76,121	68,651		11
Securities financing transactions	(43,306)	(39,004)		11
Off-balance sheet exposures	98,013	88,948		10
Other	2,568	(121,342)	[2]	–
Total adjustments	119,433	(16,826)		–
Leverage exposure	975,030	792,862		23
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Includes cash held at central banks of CHF 124,218 million, after adjusting for the dividend paid in 2020.
BIS leverage metrics – Bank
				% change
end of	1Q21	4Q20		QoQ
Capital and leverage exposure (CHF million)
CET1 capital	42,550	40,701		5
Tier 1 capital	58,050	55,659		4
Leverage exposure	975,030	792,862	[1]	23
Leverage ratios (%)
CET1 leverage ratio	4.4	5.1		–
Tier 1 leverage ratio	6.0	7.0		–
1 Leverage exposure excluded CHF 124,218 million of cash held at central banks, after adjusting for the dividend paid in 2020.
Swiss capital metrics – Bank
			% change
end of	1Q21	4Q20	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	42,545	40,691	5
Going concern capital	58,045	55,648	4
Gone concern capital	47,085	41,857	12
Total loss-absorbing capacity	105,130	97,505	8
Swiss risk-weighted assets	302,522	276,157	10
Swiss capital ratios (%)
Swiss CET1 ratio	14.1	14.7	–
Going concern capital ratio	19.2	20.2	–
Gone concern capital ratio	15.6	15.2	–
TLAC ratio	34.8	35.3	–
Rounding differences may occur.

Swiss capital and risk-weighted assets – Bank
			% change
end of	1Q21	4Q20	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	42,550	40,701	5
Swiss regulatory adjustments [1]	(5)	(10)	(50)
Swiss CET1 capital	42,545	40,691	5
Additional tier 1 high-trigger capital instruments	11,765	11,408	3
Grandfathered additional tier 1 low-trigger capital instruments	3,735	3,549	5
Swiss additional tier 1 capital	15,500	14,957	4
Going concern capital	58,045	55,648	4
Bail-in debt instruments	44,542	39,455	13
Tier 2 low-trigger capital instruments	1,018	961	6
Tier 2 amortization component	1,525	1,441	6
Gone concern capital [2]	47,085	41,857	12
Total loss-absorbing capacity	105,130	97,505	8
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	302,022	275,676	10
Swiss regulatory adjustments [3]	500	481	4
Swiss risk-weighted assets	302,522	276,157	10
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 1Q21 and 4Q20, gone concern capital was CHF 47,354 million and CHF 42,203 million, including CHF 269 million and CHF 346 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
				% change
end of	1Q21	4Q20		QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	42,545	40,691		5
Going concern capital	58,045	55,648		4
Gone concern capital	47,085	41,857		12
Total loss-absorbing capacity	105,130	97,505		8
Leverage exposure	975,030	792,862		23
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.4	5.1		–
Going concern leverage ratio	6.0	7.0		–
Gone concern leverage ratio	4.8	5.3	[1]	–
TLAC leverage ratio	10.8	12.3		–
1
The gone concern ratio would have been 4.6%, if calculated using a leverage exposure of CHF 917,080 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 124,218 million.

Shareholders’ equity
Our total shareholders’ equity was CHF 44.6 billion as of the end of 1Q21 compared to CHF 42.7 billion as of the end of 4Q20. Total shareholders’ equity was positively impacted by foreign exchange-related movements on cumulative translation adjustments, gains on fair value elected liabilities relating to credit risk and an increase in the share-based compensation obligation, partially offset by transactions relating to the settlement of share-based compensation awards, the re-purchase of shares under the share buyback program and a net loss attributable to shareholders, reflecting the charge related to the US-based hedge fund matter.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	1Q21	4Q20	% change QoQ
Shareholders' equity (CHF million)
Common shares	98	98	0
Additional paid-in capital	33,523	33,323	1
Retained earnings	32,582	32,834	(1)
Treasury shares, at cost	(946)	(428)	121
Accumulated other comprehensive income/(loss)	(20,667)	(23,150)	(11)
Total shareholders' equity	44,590	42,677	4
Goodwill	(4,644)	(4,426)	5
Other intangible assets	(239)	(237)	1
Tangible shareholders' equity [1]	39,707	38,014	4
Shares outstanding (million)
Common shares issued	2,447.7	2,447.7	0
Treasury shares	(83.7)	(41.6)	101
Shares outstanding	2,364.0	2,406.1	(2)
Par value (CHF)
Par value	0.04	0.04	0
Book value per share (CHF)
Book value per share	18.86	17.74	6
Goodwill per share	(1.96)	(1.84)	7
Other intangible assets per share	(0.10)	(0.10)	0
Tangible book value per share [1]	16.80	15.80	6
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
As of the end of 1Q21, the Group had a gross loan portfolio of CHF 305.8 billion, gross impaired loans of CHF 3.2 billion and, in 1Q21, an average risk management VaR of USD 67 million.
Overview and risk-related developments
Prudent risk-taking in line with the Group’s strategic priorities is fundamental to our business and success. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and growth. The Group’s risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2020 for further information and additional details regarding our risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
We are closely monitoring the following key risk and global economic developments as well as the potential effects on our operations and businesses, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
US-based hedge fund and supply chain finance funds matters
In 1Q21, Credit Suisse incurred a provision for credit losses of CHF 4,430 million in respect of the US-based hedge fund matter, and in 2Q21 has incurred additional losses of approximately CHF 0.6 billion in relation to this matter as a result of market movements during the process of closing out related positions. Additionally, it is reasonably possible that we will incur a loss in respect of the separate supply chain finance funds matter, though it is not yet possible to estimate the size of such a reasonably possible loss. The Board has initiated an externally-led investigation into each of these matters, both of which will be supervised by a special committee of the Board. We have also undertaken senior management changes within the Investment Bank division and within the Risk and Compliance organization in response to these matters. In addition, effective April 1, 2021, we have established Asset Management as a separate division, and the Board appointed a new CEO of Asset Management. We are carrying out a Group-wide review of risk appetite, risk positions and business and risk processes in close cooperation with the Board and external advisors. With respect to the US-based hedge fund matter, we have performed an extensive review of our prime services business, focused on underlying risk positions as well as related counterparties. The related risk and control governance is being strengthened and will be further enhanced after rigorous first and second line risk management assessments. This includes enhancing our due diligence across Asset Management following the supply chain finance funds matter. In connection with these reviews, we also intend to apply lessons learned from recent matters across the bank. We continue to analyze these matters, including with the assistance of external counsel and other experts.
> Refer to “Other information” and “Risk factor” in I – Credit Suisse results – Credit Suisse for information on the US-based hedge fund and supply chain finance funds matters.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment. Equity and credit markets performed well on the increased prospect that 2021 would bring a strong economic recovery due to significant fiscal supports, accommodative monetary policies, accelerating vaccination programs and the easing of economic and social activity lockdowns. However, progress on vaccination programs was uneven, with the EU and most emerging market countries lagging far behind the US and the UK. A rise in COVID-19 infections in a number of EU countries in late March also led to the re-imposition of lockdowns or their extension into 2Q21. Recently, the number of COVID-19 infections in India, where we have a sizable staff presence, has also increased dramatically. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
China relations
There were several China-related market developments in 1Q21 that required intensified risk management of Credit Suisse exposures. In early January, sanctions came into effect which prohibited US persons from holding investments in what were identified by the US Department of Defense as Chinese military-linked companies. China’s policy-makers also placed new restrictions on leverage in the real estate sector and increased their oversight and anti-trust investigations into the financial technology (fintech) sector. In addition, the trend of allowing more defaults in China’s onshore corporate debt market continued. We are closely monitoring the risk management implications of sanctions on Chinese companies, the lombard portfolio and the trading book and lending book exposures to the real estate and fintech sectors and the rising default trend in the onshore corporate debt market.

Equity markets
Equity markets experienced large moves in January and February of 2021 in some single-name stocks, driven by unprecedented activity from retail investors focused on stocks in which hedge funds held large short positions. The rally in those heavily shorted stocks led to a so-called short squeeze, which forced some hedge funds into quickly unwinding their positions. The event drew scrutiny from regulators on concerns over market collusion, investor protection and potentially excessive risk-taking. In addition, the need for trading platforms favored by retail investors to raise significant amounts of additional capital showed that such activities have grown to potentially become systemic threats to future financial market stability. In response to these events, we have tightened our monitoring of potential short squeeze target positions.
Rising government bond yields
US government bond yields rose in 1Q21, reflecting concerns that inflation as well as economic growth would accelerate sharply as a result of increased fiscal stimulus, a successful vaccination program and the re-opening of the services sector. The rise in US government bond yields also lifted sovereign bond yields in other developed market economies and led to a stronger US dollar. Investors were concerned that this rise in US government bond yields may have potentially adverse impacts on emerging markets. We are monitoring vulnerabilities and exposures to emerging market countries in detail and on an ongoing basis and stress tests are frequently applied.
Turkey
The sell-off in emerging market assets, which was caused by the rise in US government bond yields and the appreciation of the US dollar, was accentuated in Turkey by the unexpected replacement of its central bank governor in late March. That move led to large decreases in the Turkish lira and in the local equity market as well as to a significant widening in sovereign and corporate credit spreads. Increased uncertainty over Turkey’s economic outlook and capital outflows comes at a time when the country is expected to roll over significant amounts of debt in 2021 while its foreign reserves are at historically low levels. We are monitoring exposures in detail and on an ongoing basis and stress tests are frequently applied.
Sanctions risk in Russia
Since the start of 2021, the US, the EU and the UK have announced new sanctions in response to alleged Russian activity, including cyberattacks against US government agencies and the detention of a prominent Russian opposition activist. A detailed assessment of future potential sanctions against Russia and their likely impact on Credit Suisse was conducted in 1Q21, including the likelihood of their occurrence in 2021.
Risk portfolio analysis
Credit risk
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk arises from the execution of our business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on credit risk.
> Refer to “Note 18 – Loans”, “Note 19 – Financial instruments measured at amortized cost and credit losses” and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
Loans
Compared to the end of 4Q20, gross loans increased CHF 12.3 billion to CHF 305.8 billion as of the end of 1Q21, mainly driven by the US dollar translation impact, increases in loans collateralized by securities, commercial and industrial loans, loans to financial institutions, loans to the real estate sector and consumer finance loans. The net increase of CHF 4.5 billion in loans collateralized by securities was driven by increases in Asia Pacific, Swiss Universal Bank and International Wealth Management. Commercial and industrial loans increased CHF 2.4 billion, primarily due to increases in International Wealth Management, Asia Pacific and Swiss Universal Bank, partially offset by a decrease in the Investment Bank. The net increase of CHF 2.3 billion in loans to financial institutions was driven by increases in the Investment Bank, Asia Pacific and Swiss Universal Bank. The net increase of CHF 1.3 billion in loans to the real estate sector was driven by an increase in Swiss Universal Bank and Asia Pacific. Consumer finance loans increased CHF 1.0 billion, primarily due to increases in Swiss Universal Bank and International Wealth Management.
On a divisional level, increases in gross loans of CHF 5.1 billion in Asia Pacific, CHF 4.0 billion in Swiss Universal Bank and CHF 3.4 billion in International Wealth Management were partially offset by a decrease of CHF 0.2 billion in the Investment Bank.

Loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
1Q21 (CHF million)
Mortgages	106,176	3,829	1,653	0	20	111,678
Loans collateralized by securities	7,983	20,546	26,135	1,585	32	56,281
Consumer finance	4,931	791	14	88	65	5,889
Consumer	119,090	25,166	27,802	1,673	117	173,848
Real estate	24,837	1,990	2,848	636	9	30,320
Commercial and industrial loans	32,424	26,516	9,623	7,125	840	76,528
Financial institutions	3,749	1,974	3,214	12,129	287	21,353
Governments and public institutions	788	431	455	1,935	161	3,770
Corporate & institutional	61,798	30,911	16,140	21,825	1,297	131,971
Gross loans	180,888	56,077	43,942	23,498	1,414	305,819
of which held at fair value	33	62	2,562	8,579	591	11,827
Net (unearned income) / deferred expenses	109	(108)	(38)	(68)	1	(104)
Allowance for credit losses [1]	(690)	(364)	(233)	(211)	(29)	(1,527)
Net loans	180,307	55,605	43,671	23,219	1,386	304,188
4Q20 (CHF million)
Mortgages	106,071	3,653	1,520	0	26	111,270
Loans collateralized by securities	6,960	19,900	23,324	1,574	31	51,789
Consumer finance	4,336	414	4	62	72	4,888
Consumer	117,367	23,967	24,848	1,636	129	167,947
Real estate	24,122	1,983	2,374	557	9	29,045
Commercial and industrial loans	31,458	24,848	8,629	8,292	870	74,097
Financial institutions	3,176	1,776	2,528	11,320	272	19,072
Governments and public institutions	768	64	472	1,923	151	3,378
Corporate & institutional	59,524	28,671	14,003	22,092	1,302	125,592
Gross loans	176,891	52,638	38,851	23,728	1,431	293,539
of which held at fair value	25	62	2,446	8,316	559	11,408
Net (unearned income) / deferred expenses	104	(104)	(27)	(69)	1	(95)
Allowance for credit losses [1]	(663)	(345)	(199)	(300)	(29)	(1,536)
Net loans	176,332	52,189	38,625	23,359	1,403	291,908
1 Allowance for credit losses is only based on loans that are not carried at fair value.
Collateralized loans
The table “Collateralized loans” provides an overview of collateralized loans by division. For consumer loans, the balances reflect the gross carrying value of the loan classes “Mortgages” and “Loans collateralized by securities”, of which substantially all are fully collateralized. Consumer finance loans are not included as the majority of these loans are unsecured. For corporate & institutional loans, the balances reflect the value of mortgages and financial and other collateral related to secured loans, considered up to the amount of the related loans.
Financial collateral is subject to frequent market valuation depending on the asset class. In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet– Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on collateralized loans and collateral valuation.

Collateralized loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
1Q21 (CHF million)
Gross loans	180,888	56,077	43,942	23,498	1,414	305,819
Collateralized loans	163,746	52,719	36,840	9,950	112	263,367
of which consumer [1]	114,159	24,375	27,788	1,585	52	167,959
of which mortgages	106,176	3,829	1,653	0	20	111,678
of which loans collateralized by securities	7,983	20,546	26,135	1,585	32	56,281
of which corporate & institutional [2]	49,587	28,344	9,052	8,365	60	95,408
of which secured by mortgages	34,090	2,924	162	217	0	37,393
of which secured by financial and other collateral	15,497	25,420	8,890	8,148	60	58,015
4Q20 (CHF million)
Gross loans	176,891	52,638	38,851	23,728	1,431	293,539
Collateralized loans	161,405	50,024	33,183	9,653	115	254,380
of which consumer [1]	113,031	23,553	24,844	1,574	57	163,059
of which mortgages	106,071	3,653	1,520	0	26	111,270
of which loans collateralized by securities	6,960	19,900	23,324	1,574	31	51,789
of which corporate & institutional [2]	48,374	26,471	8,339	8,079	58	91,321
of which secured by mortgages	33,756	2,780	159	249	0	36,944
of which secured by financial and other collateral	14,618	23,691	8,180	7,830	58	54,377
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
1Q21 (CHF million)
Non-performing loans	414	738		484	125	48	1,809
Non-interest-earning loans	267	79		0	0	34	380
Non-accrual loans	681	817		484	125	82	2,189
Restructured loans	119	63		224	66	0	472
Potential problem loans	247	131		0	134	0	512
Other impaired loans	366	194		224	200	0	984
Gross impaired loans [1]	1,047	1,011	[2]	708	325	82	3,173
of which loans with a specific allowance	935	651		708	310	80	2,684
of which loans without a specific allowance	112	360		0	15	2	489
4Q20 (CHF million)
Non-performing loans	406	692		312	210	46	1,666
Non-interest-earning loans	258	81		0	0	36	375
Non-accrual loans	664	773		312	210	82	2,041
Restructured loans	39	60		150	56	8	313
Potential problem loans	324	101		219	199	0	843
Other impaired loans	363	161		369	255	8	1,156
Gross impaired loans [1]	1,027	934	[2]	681	465	90	3,197
of which loans with a specific allowance	908	576		681	465	80	2,710
of which loans without a specific allowance	119	358		0	0	10	487
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 71 million and CHF 76 million as of the end of 1Q21 and 4Q20, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 4Q20, gross impaired loans were stable at CHF 3.2 billion as of the end of 1Q21, mainly reflecting decreases in potential problem loans, offset by higher restructured loans and non-performing loans.
In the Investment Bank, gross impaired loans decreased CHF 140 million, mainly driven by two positions in the oil and gas sector which exited bankruptcy and the partial repayment of a loan in the entertainment sector. In International Wealth Management, gross impaired loans increased CHF 77 million, mainly driven by newly impaired loans in European mortgages and the foreign exchange translation impact, partially offset by a resolution in aviation finance. In Asia Pacific, gross impaired loans increased CHF 27 million, mainly reflecting the US dollar translation impact. In Swiss Universal Bank, gross impaired loans increased CHF 20 million, mainly driven by newly impaired loans across private clients and small and medium-sized enterprises, partially offset by exposure reductions in large Swiss corporates.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the Financial Accounting Standards Board (FASB) and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans. As of the end of 1Q21, the Group had CHF 0.7 billion of loans held at amortized cost that were modified and not reported as troubled debt restructurings as a result of this relief and interpretative guidance.
Allowance for credit losses on loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
1Q21 (CHF million)
Balance at beginning of period [1]	663	345	199	300	29	1,536
of which individually evaluated	440	141	153	106	26	866
of which collectively evaluated	223	204	46	194	3	670
Current-period provision for expected credit losses	28	4	23	(76)	(2)	(23)
of which provisions for interest	1	4	0	(4)	0	1
Gross write-offs	(17)	(3)	0	(17)	(1)	(38)
Recoveries	2	0	0	0	0	2
Net write-offs	(15)	(3)	0	(17)	(1)	(36)
Foreign currency translation impact and other adjustments, net	14	18	11	4	3	50
Balance at end of period [1]	690	364	233	211	29	1,527
of which individually evaluated	457	155	174	54	27	867
of which collectively evaluated	233	209	59	157	2	660
1 Allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses on loans
In 1Q21, the allowance for credit losses was stable at CHF 1.5 billion, reflecting a decrease in the Investment Bank, offset by increases in Asia Pacific, Swiss Universal Bank and International Wealth Management.
In the Investment Bank, the decrease in allowance for credit losses of CHF 89 million mainly reflected the recoveries from three restructured positions in the healthcare, coal mining and oil and gas sectors as well as a release of CECL provisions due to an improved macroeconomic outlook in the US. In Asia Pacific, the increase in allowance for credit losses of CHF 34 million mainly reflected higher CECL provisions from increased lending activities as well as the US dollar translation impact. The increase in allowance for credit losses of CHF 27 million in Swiss Universal Bank mainly reflected increased provisions for small and medium-sized enterprises and the US dollar translation impact. In International Wealth Management, the increase in allowance for credit losses of CHF 19 million was mainly driven by the US dollar translation impact and increased provisions in European mortgages and aviation finance.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
1Q21 (%)
Non-accrual loans / Gross loans	0.4	1.5	1.2	0.8	10.0	0.7
Gross impaired loans / Gross loans	0.6	1.8	1.7	2.2	10.0	1.1
Allowance for credit losses / Gross loans	0.4	0.6	0.6	1.4	3.5	0.5
Specific allowance for credit losses / Gross impaired loans	43.6	15.3	24.6	16.6	32.9	27.3
4Q20 (%)
Non-accrual loans / Gross loans	0.4	1.5	0.9	1.4	9.4	0.7
Gross impaired loans / Gross loans	0.6	1.8	1.9	3.0	10.3	1.1
Allowance for credit losses / Gross loans	0.4	0.7	0.5	1.9	3.3	0.5
Specific allowance for credit losses / Gross impaired loans	42.8	15.1	22.5	22.8	28.9	27.1
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses on other financial assets
In 1Q21, the Investment Bank has incurred a provision for credit losses of CHF 4,430 million in respect of the failure by a US-based hedge fund to meet its margin commitments after certain Group subsidiaries were notified by the fund that it would be unable to return margin advances previously extended and recognized as collateral receivable by the Group. On the Group’s consolidated balance sheet, this allowance for credit losses has been recorded in other assets and brokerage receivables.
> Refer to “Other information” and “Risk factor” in I – Credit Suisse results – Credit Suisse for information on the US-based hedge fund matter.
> Refer to “Note 3 – Business developments and subsequent events”, “Note 9 – Provision for credit losses”, “Note 19 – Financial instruments measured at amortized cost and credit losses” and “Note 21 – Other assets and other liabilities” in III – Condensed consolidated financial statements – unaudited for further information.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk in the Credit Suisse Annual Report 2020 for further information on selected European credit risk exposures.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading activities.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on market risk including our VaR methodology.
Traded market risk
Market risks arise from our trading activities, primarily in the Investment Bank (which includes Global Trading Solutions). Our trading activities typically include fair-valued positions and risks arising from our involvement in primary and secondary market activities, for client facilitation and market-making purposes, including derivatives markets.
The Group is active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of financial instruments and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, the Group’s trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 1Q21, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent Model Risk Management function.
Information required under Pillar 3 of the Basel framework related to market risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.

The tables entitled “One-day, 98% risk management VaR” and “Average one-day, 98% risk management VaR by division” show our traded market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
1Q21
Average	14	71	33	2	31	(91)		60
Minimum	12	65	26	2	24	–	[2]	53
Maximum	15	76	37	4	36	–	[2]	70
End of period	13	76	36	3	35	(97)		66
4Q20
Average	15	73	33	2	29	(92)		60
Minimum	13	69	29	2	21	–	[2]	51
Maximum	18	80	38	3	32	–	[2]	66
End of period	13	70	36	2	32	(93)		60
USD million
1Q21
Average	15	78	37	3	35	(101)		67
Minimum	13	73	29	2	27	–	[2]	60
Maximum	17	83	41	5	39	–	[2]	74
End of period	14	81	38	3	37	(103)		70
4Q20
Average	17	81	37	2	32	(102)		67
Minimum	14	76	32	2	23	–	[2]	56
Maximum	19	87	43	3	36	–	[2]	72
End of period	14	79	41	2	36	(104)		68
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures traded market risk and generally includes the trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
CHF million
1Q21	0	3	13	57	3	(16)		60
4Q20	0	5	18	56	4	(23)		60
USD million
1Q21	0	4	14	63	4	(18)		67
4Q20	0	5	20	62	4	(24)		67
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures traded market risk and generally includes the trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 70 million as of the end of 1Q21 increased 3% compared to the end of 4Q20. Average risk management VaR in 1Q21 was stable at USD 67 million.

The chart entitled “Daily risk management VaR” shows the aggregated traded market risk on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q21 with those for 4Q20. Actual daily trading revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 1Q21, we had no loss days, compared to two loss days in 4Q20.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, the calculation of which includes regulatory VaR and stressed VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 1Q21, we had no backtesting exception in our regulatory VaR model, remaining in the regulatory “green zone”.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Non-traded market risk
Non-traded market risk primarily relates to asset and liability mismatch exposures in our banking book. Our businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.
We assume interest rate risks through lending and deposit-taking, money market and funding activities, and the deployment of our consolidated equity as well as other activities at the divisional level. Non-maturing products, such as savings accounts, have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the business divisions.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q20 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA guidance.
As of the end of 1Q21, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 5.7 million, compared to negative CHF 5.3 million as of the end of 4Q20. The change was primarily driven by the depreciation of the Swiss franc against the US dollar.

Balance sheet and off-balance sheet
As of the end of 1Q21, total assets of CHF 851.4 billion increased 6% and total liabilities of CHF 806.5 billion increased 6% compared to the end of 4Q20, reflecting the foreign exchange translation impact and higher operating activities.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 851.4 billion as of the end of 1Q21, an increase of CHF 45.6 billion, or 6%, from the end of 4Q20, reflecting the foreign exchange translation impact and higher operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 11.3 billion.
Compared to the end of 4Q20, net loans increased CHF 12.3 billion, or 4%, mainly driven by increases in loans collateralized by securities, commercial and industrial loans, loans to financial institutions, loans to the real estate sector, consumer finance loans and the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing increased CHF 12.0 billion or 15%, mainly reflecting an increase in reverse repurchase transactions from customers and banks, an increase in cash collateral and the foreign exchange translation impact. Brokerage receivables increased CHF 11.7 billion, or 33%, primarily reflecting increases in failed trades, open trades and margin lending. Trading assets were stable, primarily reflecting a decrease in equity securities, offset by an increase in derivative instruments and the foreign exchange translation impact. Cash and due from banks decreased CHF 5.8 billion, or 4%, mainly driven by lower cash positions at the SNB, partially offset by higher cash positions at the Fed and the foreign exchange translation impact. All other assets increased CHF 15.6 billion, or 15%, mainly reflecting an increase of CHF 9.3 billion, or 23%, in other assets, mainly related to higher assets held-for-sale and an increase of CHF 5.7 billion, or 11%, in securities received as collateral.
Balance sheet summary
end of	1Q21	4Q20	% change QoQ
Assets (CHF million)
Cash and due from banks	133,285	139,112	(4)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	91,121	79,133	15
Trading assets	157,139	157,338	0
Net loans	304,188	291,908	4
Brokerage receivables	47,682	35,941	33
All other assets	117,980	102,390	15
Total assets	851,395	805,822	6
Liabilities and equity (CHF million)
Due to banks	19,422	16,423	18
Customer deposits	406,069	390,921	4
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,853	23,851	(4)
Trading liabilities	47,740	45,871	4
Long-term debt	170,453	161,087	6
Brokerage payables	26,890	21,653	24
All other liabilities	113,084	103,075	10
Total liabilities	806,511	762,881	6
Total shareholders' equity	44,590	42,677	4
Noncontrolling interests	294	264	11
Total equity	44,884	42,941	5

Total liabilities and equity	851,395	805,822	6

Total liabilities were CHF 806.5 billion as of the end of 1Q21, an increase of CHF 43.6 billion, or 6%, from the end of 4Q20, reflecting the foreign exchange translation impact and higher operating activities. Excluding the foreign exchange translation impact, total liabilities increased CHF 8.5 billion.
Compared to the end of 4Q20, customer deposits increased CHF 15.1 billion, or 4%, mainly due to the foreign exchange translation impact and higher demand, time and savings deposits. Long-term debt increased CHF 9.4 billion, or 6%, primarily driven by issuances of senior debt and the foreign exchange translation impact, partially offset by maturities of senior debt. Brokerage payables increased CHF 5.2 billion, or 24%, mainly due to increases in failed trades, open trades and the foreign exchange translation impact. Due to banks increased CHF 3.0 billion, or 18%, primarily driven by increases in demand and time deposits. Trading liabilities increased CHF 1.9 billion, or 4%, primarily due to the foreign exchange translation impact and an increase in short positions, partially offset by a decrease in derivative instruments. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 1.0 billion, or 4%, primarily due to a decrease in reverse repurchase transactions from customer, partially offset by an increase in federal funds purchased and the foreign exchange translation impact. All other liabilities increased CHF 10.0 billion, or 10%, mainly reflecting an increase of CHF 5.7 billion, or 11%, in obligation to return securities received as collateral and an increase of CHF 4.0 billion, or 19% in short-term borrowings.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 and “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

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III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans
19 Financial instruments measured at amortized cost and credit losses
20 Goodwill
21 Other assets and other liabilities
22 Long-term debt
23 Accumulated other comprehensive income and additional share information
24 Offsetting of financial assets and financial liabilities
25 Tax
26 Employee deferred compensation
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged and collateral
33 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse Group AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse Group AG and its subsidiaries (the “Group”) as of March 31, 2021, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2020, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended (not presented herein), and in our report dated March 18, 2021, which included a paragraph describing a change in the manner of accounting for credit losses on certain financial instruments in the 2020 financial statements and a paragraph regarding adjustments made to the 2019 and 2018 financial statements to reflect the change in the composition of reportable segments, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. Basis for Review Results These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland May 6, 2021

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	1Q21	4Q20	1Q20
Consolidated statements of operations (CHF million)
Interest and dividend income	3,055	2,790	4,295
Interest expense	(1,401)	(1,342)	(2,761)
Net interest income	1,654	1,448	1,534
Commissions and fees	3,737	3,191	2,927
Trading revenues	1,811	484	927
Other revenues	372	98	388
Net revenues	7,574	5,221	5,776
Provision for credit losses	4,394	138	568
Compensation and benefits	2,207	2,539	2,316
General and administrative expenses	1,376	2,279	1,346
Commission expenses	329	303	345
Restructuring expenses	25	50	–
Total other operating expenses	1,730	2,632	1,691
Total operating expenses	3,937	5,171	4,007
Income/(loss) before taxes	(757)	(88)	1,201
Income tax expense/(benefit)	(526)	262	(110)
Net income/(loss)	(231)	(350)	1,311
Net income/(loss) attributable to noncontrolling interests	21	3	(3)
Net income/(loss) attributable to shareholders	(252)	(353)	1,314
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(0.10)	(0.15)	0.53
Diluted earnings/(loss) per share	(0.10)	(0.15)	0.52
Consolidated statements of comprehensive income (unaudited)
in	1Q21	4Q20	1Q20
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(231)	(350)	1,311
Gains/(losses) on cash flow hedges	(103)	(32)	225
Foreign currency translation	2,005	(1,185)	(596)
Unrealized gains/(losses) on securities	0	1	(2)
Actuarial gains/(losses)	65	(261)	73
Net prior service credit/(cost)	(24)	(43)	(34)
Gains/(losses) on liabilities related to credit risk	551	(934)	4,350
Other comprehensive income/(loss), net of tax	2,494	(2,454)	4,016
Comprehensive income/(loss)	2,263	(2,804)	5,327
Comprehensive income/(loss) attributable to noncontrolling interests	32	0	(4)
Comprehensive income/(loss) attributable to shareholders	2,231	(2,804)	5,331
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	1Q21	4Q20
Assets (CHF million)
Cash and due from banks	133,285	139,112
of which reported at fair value	91	525
of which reported from consolidated VIEs	90	90
Interest-bearing deposits with banks	1,447	1,298
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	91,121	79,133
of which reported at fair value	67,268	57,994
Securities received as collateral, at fair value	56,494	50,773
of which encumbered	28,878	27,614
Trading assets, at fair value	157,139	157,338
of which encumbered	36,203	43,511
of which reported from consolidated VIEs	2,146	2,164
Investment securities	614	607
of which reported at fair value	614	607
Other investments	5,640	5,412
of which reported at fair value	3,937	3,794
of which reported from consolidated VIEs	1,273	1,251
Net loans	304,188	291,908
of which reported at fair value	11,827	11,408
of which encumbered	0	179
of which reported from consolidated VIEs	772	900
allowance for credit losses	(1,527)	(1,536)
Goodwill	4,644	4,426
Other intangible assets	239	237
of which reported at fair value	181	180
Brokerage receivables	47,682	35,941
Other assets	48,902	39,637
of which reported at fair value	15,033	8,373
of which encumbered	0	167
of which reported from consolidated VIEs	1,581	1,876
of which loans held-for-sale (amortized cost base)	494	650
allowance for credit losses – other assets held at amortized cost	(4,447)	(43)
Total assets	851,395	805,822
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	1Q21	4Q20
Liabilities and equity (CHF million)
Due to banks	19,422	16,423
of which reported at fair value	800	413
Customer deposits	406,069	390,921
of which reported at fair value	4,221	4,343
of which reported from consolidated VIEs	0	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,853	23,851
of which reported at fair value	9,591	13,594
Obligation to return securities received as collateral, at fair value	56,494	50,773
Trading liabilities, at fair value	47,740	45,871
of which reported from consolidated VIEs	11	10
Short-term borrowings	24,887	20,868
of which reported at fair value	11,020	10,740
of which reported from consolidated VIEs	4,377	4,178
Long-term debt	170,453	161,087
of which reported at fair value	72,312	70,976
of which reported from consolidated VIEs	1,568	1,746
Brokerage payables	26,890	21,653
Other liabilities	31,703	31,434
of which reported at fair value	7,913	7,780
of which reported from consolidated VIEs	240	208
Total liabilities	806,511	762,881
Common shares	98	98
Additional paid-in capital	33,523	33,323
Retained earnings	32,582	32,834
Treasury shares, at cost	(946)	(428)
Accumulated other comprehensive income/(loss)	(20,667)	(23,150)
Total shareholders' equity	44,590	42,677
Noncontrolling interests	294	264
Total equity	44,884	42,941

Total liabilities and equity	851,395	805,822
end of	1Q21	4Q20
Additional share information
Par value (CHF)	0.04	0.04
Authorized shares [1]	3,100,747,720	3,100,747,720
Common shares issued	2,447,747,720	2,447,747,720
Treasury shares	(83,737,482)	(41,602,841)
Shares outstanding	2,364,010,238	2,406,144,879
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q21 (CHF million)
Balance at beginning of period	98	33,323	32,834	(428)	(23,150)	42,677	264	42,941
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(7)	(7)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	(252)	–	–	(252)	21	(231)
Total other comprehensive income/(loss), net of tax	–	–	–	–	2,483	2,483	11	2,494
Sale of treasury shares	–	(4)	–	6,770	–	6,766	–	6,766
Repurchase of treasury shares	–	–	–	(7,335)	–	(7,335)	–	(7,335)
Share-based compensation, net of tax	–	204	–	47	–	251	–	251
Balance at end of period	98	33,523	32,582	(946)	(20,667)	44,590	294	44,884
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
4Q20 (CHF million)
Balance at beginning of period	98	33,246	33,354	(259)	(20,699)	45,740	260	46,000
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(10)	(10)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	9	9
Net income/(loss)	–	–	(353)	–	–	(353)	3	(350)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,451)	(2,451)	(3)	(2,454)
Sale of treasury shares	–	2	–	6,150	–	6,152	–	6,152
Repurchase of treasury shares	–	–	–	(6,329)	–	(6,329)	–	(6,329)
Share-based compensation, net of tax	–	261	–	10	–	271	–	271
Dividends paid	–	(191)	(167)	–	–	(358)	–	(358)
Change in scope of consolidation, net	–	–	–	–	–	–	5	5
Other	–	5	–	–	–	5	–	5
Balance at end of period	98	33,323	32,834	(428)	(23,150)	42,677	264	42,941
1Q20 (CHF million)
Balance at beginning of period	102	34,661	30,634	(1,484)	(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(4)	(4)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	2	2
Net income/(loss)	–	–	1,314	–	–	1,314	(3)	1,311
Cumulative effect of accounting changes, net of tax	–	–	(132)	–	–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–	–	–	4,017	4,017	(1)	4,016
Sale of treasury shares	–	(36)	–	2,527	–	2,491	–	2,491
Repurchase of treasury shares	–	–	–	(2,966)	–	(2,966)	–	(2,966)
Share-based compensation, net of tax	–	251	–	41	–	292	–	292
Change in scope of consolidation, net	–	–	–	–	–	–	34	34
Other	–	15	–	–	–	15	–	15
Balance at end of period	102	34,891	31,816	(1,882)	(16,252)	48,675	98	48,773
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	1Q21	1Q20
Operating activities (CHF million)
Net income/(loss)	(231)	1,311
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	364	316
Provision for credit losses	4,394	568
Deferred tax provision/(benefit)	(69)	(112)
Valuation adjustments relating to long-term debt	331	(3,632)
Share of net income/(loss) from equity method investments	(23)	(33)
Trading assets and liabilities, net	10,309	7,854
(Increase)/decrease in other assets	(20,707)	(35,996)
Increase/(decrease) in other liabilities	2,704	19,917
Other, net	(476)	636
Total adjustments	(3,173)	(10,482)
Net cash provided by/(used in) operating activities	(3,404)	(9,171)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(132)	(187)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(7,207)	(2,340)
Purchase of investment securities	(18)	(259)
Proceeds from sale of investment securities	0	57
Maturities of investment securities	13	21
Investments in subsidiaries and other investments	(58)	(132)
Proceeds from sale of other investments	220	255
(Increase)/decrease in loans	(8,711)	(9,719)
Proceeds from sales of loans	686	1,055
Capital expenditures for premises and equipment and other intangible assets	(283)	(260)
Proceeds from sale of premises and equipment and other intangible assets	0	16
Other, net	15	28
Net cash provided by/(used in) investing activities	(15,475)	(11,465)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	1Q21	1Q20
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	7,881	16,823
Increase/(decrease) in short-term borrowings	2,716	(333)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,248)	18,246
Issuances of long-term debt	15,576	16,324
Repayments of long-term debt	(13,482)	(12,720)
Sale of treasury shares	6,766	2,491
Repurchase of treasury shares	(7,335)	(2,966)
Other, net	361	644
Net cash provided by/(used in) financing activities	10,235	38,509
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	2,817	(580)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(5,827)	17,293

Cash and due from banks at beginning of period [1]	139,112	101,879
Cash and due from banks at end of period [1]	133,285	119,172
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	1Q21	1Q20
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	267	233
Cash paid for interest	1,574	2,976
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2020 included in the Credit Suisse Annual Report 2020.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 4Q20 consolidated statements of operations and comprehensive income and the 4Q20 consolidated statement of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for a description of accounting standards adopted in 2020.
ASC Topic 740 – Income Taxes
In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2019-12, “Simplifying the Accounting for Income Taxes” (ASU 2019-12), an update to Accounting Standards Codification (ASC) Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminated certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 included clarification and simplification of other aspects of the accounting for income taxes. The amendments were effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period. The adoption of ASU 2019-12 on January 1, 2021 did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 848 – Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04), creating ASC Topic 848 - Reference Rate Reform. The amendments in ASU 2020-04 provided optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments were elective and applied to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or other reference rates expected to be discontinued because of reference rate reform.
In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform, Scope” (ASU 2021-01), which expands the scope of ASC Topic 848 to apply certain optional expedients for contract modifications and hedge accounting provided in ASU 2020-04 to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified for reference rate reform. The guidance also applied to derivatives that do not reference LIBOR or other reference rates that are expected to be discontinued.
The amendments may be applied as of March 12, 2020 through December 31, 2022. The Group elected to apply ASU 2020-04 and retrospectively apply ASU 2021-01 during 2020. These elections did not have a material impact on the Group’s financial position, results of operations and cash flows.

3 Business developments and subsequent events
Business developments
US-based hedge fund matter
As reported on April 6, 2021, the Group has incurred a provision for credit losses of CHF 4,430 million in 1Q21 in respect of the failure by a US-based hedge fund to meet its margin commitments. On March 26, 2021, certain Group subsidiaries were notified by the fund that it would be unable to return margin advances previously extended and recognized as collateral receivable by the Group. Following the failure of the fund, the Group initiated the process of exiting the fund positions. To date, the Group estimates that it has exited 98% of the related positions. The Group has also incurred additional losses in 2Q21 of approximately CHF 0.6 billion as a result of market movements during the process of closing out these positions. Losses related to the exiting of fund positions that are in excess of the margin advances previously extended and recognized as collateral receivable will be included in trading revenues.
Supply chain finance funds matter
As previously reported, the boards of four supply chain finance funds managed by certain Group subsidiaries (collectively, the SCFFs) decided to suspend redemptions and subscriptions of those funds and to proceed to their liquidation.
> Refer to “Note 3 – Business developments Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on.
The last published net asset value of the SCFFs in late February was approximately USD 10 billion in the aggregate. To date, total cash collected in the SCFFs, including the cash position in the funds at the time of suspension, amounts to USD 5.4 billion, and redemption payments totaling USD 4.8 billion have been made to their investors in two cash distributions. Credit Suisse Asset Management (Schweiz) AG (CSAM), which acts as the portfolio manager of the SCFFs, continues to work to liquidate the remaining assets of the SCFFs, including by engaging directly with potentially delinquent obligors and other creditors as appropriate. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that certain of the notes underlying the funds were not paid when they fell due and the portfolio manager has been informed that further notes will not be paid when they fall due in the future. It therefore can be assumed that the investors of the SCFFs will suffer a loss. The amount of loss of the investors therefore is currently unknown. Based on currently available information, losses for the investors can be expected to occur predominantly in positions that, prior to March 31, 2021, had a net asset value of approximately USD 2.3 billion in the aggregate. These positions relate primarily to three groups of companies: “GFG Alliance”, Katerra and Bluestone.
Group subsidiaries also have collateralized bridge lending and other direct and indirect exposures to Greensill Capital (UK) Limited or one of its affiliates, including exposures relating to certain fund-linked products. With regard to the remaining outstanding collateralized bridge loan of USD 90 million, the Group has marked it down by USD 30 million in 1Q21.
Subsequent events
Litigation
On April 19, 2021, Credit Suisse entered into a settlement in two legacy legal actions in New York state court relating to residential mortgage-backed securities.
> Refer to “Note 33 – Litigation” for further information on this settlement.
Mandatory Convertible Notes offering
On April 22, 2021, the Group announced that it placed two series of mandatory convertible notes (MCNs), Series A MCNs and Series B MCNs, which will be convertible into 100 million shares and 103 million shares of Credit Suisse Group AG, respectively. The offering is expected to close on or around May 12, 2021.
The MCNs’ conversion ratio has been determined to be 23,121.38728 shares per CHF 200,000 principal amount in respect of the Series A MCNs and 115.60694 shares per CHF 1,000 principal amount in respect of the Series B MCNs, which in each case is equal to the CHF-denominated principal amount of one MCN of the relevant series divided by the conversion price, which has been determined to be CHF 8.65 in respect of each series. As previously announced, the conversion price represents the average of the volume-weighted average price of Credit Suisse Group AG’s shares on April 22 and 23, 2021, less a discount of 5.0%. As a result of such determinations, the aggregate principal amount of Series A MCNs to be issued will be CHF 865 million and the aggregate principal amount of Series B MCNs to be issued will be CHF 891 million.
The shares of Credit Suisse Group AG underlying the Series A MCNs will be issued from Credit Suisse Group AG’s current conditional capital. The shares of Credit Suisse Group AG underlying the Series B MCNs will be issued from Credit Suisse Group AG’s current authorized capital.
Allfunds Group initial public offering
As previously disclosed, Credit Suisse held an equity investment in Allfunds Group following the transfer of the Group’s open architecture investment fund platform Credit Suisse InvestLab AG to the Allfunds Group over the course of 2019 and 2020. On April 23, 2021, Allfunds Group announced a successful IPO on the Euronext Amsterdam exchange with an initial market capitalization of EUR 7.24 billion on the day of the listing. Following the IPO, the Group holds an equity interest in Allfunds Group of 9.4%.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by our Investment Bank division. Effective April 1, 2021, the Asset Management business has been separated from the International Wealth Management division and is managed as a new division of the Group. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	1Q21	4Q20	1Q20
Net revenues (CHF million)
Swiss Universal Bank	1,449	1,393	1,454
International Wealth Management	1,373	952	1,477
Asia Pacific	1,060	784	835
Investment Bank	3,543	2,109	2,080
Corporate Center	149	(17)	(70)
Net revenues	7,574	5,221	5,776
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	665	487	531
International Wealth Management	523	(12)	509
Asia Pacific	524	237	218
Investment Bank	(2,467)	290	83
Corporate Center	(2)	(1,090)	(140)
Income/(loss) before taxes	(757)	(88)	1,201
Total assets
end of	1Q21	4Q20
Total assets (CHF million)
Swiss Universal Bank	269,089	261,465
International Wealth Management	94,241	95,206
Asia Pacific	74,878	67,356
Investment Bank	292,843	270,488
Corporate Center	120,344	111,307
Total assets	851,395	805,822

5 Net interest income
in	1Q21	4Q20	1Q20
Net interest income (CHF million)
Loans	1,265	1,266	1,642
Investment securities	0	0	1
Trading assets	1,314	1,075	1,665
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	341	343	545
Other	135	106	442
Interest and dividend income	3,055	2,790	4,295
Deposits	(51)	(96)	(561)
Short-term borrowings	(2)	0	(76)
Trading liabilities	(468)	(396)	(756)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(276)	(209)	(294)
Long-term debt	(543)	(586)	(884)
Other	(61)	(55)	(190)
Interest expense	(1,401)	(1,342)	(2,761)
Net interest income	1,654	1,448	1,534
6 Commissions and fees
in	1Q21	4Q20	1Q20
Commissions and fees (CHF million)
Lending business	516	477	436
Investment and portfolio management	861	851	810
Other securities business	13	15	18
Fiduciary business	874	866	828
Underwriting	989	655	364
Brokerage	909	746	967
Underwriting and brokerage	1,898	1,401	1,331
Other services	449	447	332
Commissions and fees	3,737	3,191	2,927
7 Trading revenues
in	1Q21	4Q20	1Q20
Trading revenues (CHF million)
Interest rate products	752	625	(2,248)
Foreign exchange products	148	675	571
Equity/index-related products	1,001	592	319
Credit products	(33)	(743)	1,899
Commodity and energy products	9	6	28
Other products	(66)	(671)	358
Trading revenues	1,811	484	927
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on trading revenues and managing trading risks.

8 Other revenues
in	1Q21	4Q20	1Q20
Other revenues (CHF million)
Noncontrolling interests without SEI	(1)	0	0
Loans held-for-sale	(41)	(12)	(21)
Long-lived assets held-for-sale	(2)	17	4
Equity method investments	29	(361)	36
Other investments	199	263	228
Other	188	191	141
Other revenues	372	98	388
In 1Q21 other revenues from other investments of CHF 199 million included a revaluation gain of CHF 144 million from the Group’s equity investment in Allfunds Group.
In 4Q20 negative other revenues from equity method investments of CHF 361 million primarily reflected an impairment of CHF 414 million relating to the Group’s equity investment in York Capital Management (York). Other revenues from other investments of CHF 263 million included a revaluation gain of CHF 158 million from the Group’s equity investment in SIX Swiss Exchange (SIX) Group AG and a revaluation gain of CHF 127 million from the Group’s equity investment in Allfunds Group.
In 1Q20 other revenues from other investments of CHF 228 million included a gain of CHF 268 million from the second and final step of the combination of InvestLab and Allfunds Group.
9 Provision for credit losses
in	1Q21		4Q20	1Q20
Provision for credit losses (CHF million)
Loans held at amortized cost	(24)		125	427
Other financial assets held at amortized cost	4,434	[1]	(8)	15
Off-balance sheet credit exposures	(16)		21	126
Provision for credit losses	4,394		138	568
1 Primarily reflects a provision for credit losses of CHF 4,430 million related to the failure of a US-based hedge fund to meet its margin commitments.
10 Compensation and benefits
in	1Q21	4Q20	1Q20
Compensation and benefits (CHF million)
Salaries and variable compensation	1,849	2,189	1,909
Social security	158	149	168
Other [1]	200	201	239
Compensation and benefits	2,207	2,539	2,316
1
Includes pension-related expenses of CHF 130 million, CHF 119 million and CHF 150 million in 1Q21, 4Q20 and 1Q20, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	1Q21	4Q20	1Q20
General and administrative expenses (CHF million)
Occupancy expenses	263	265	228
IT, machinery and equipment	373	365	350
Provisions and losses	57	834	72
Travel and entertainment	29	31	68
Professional services	373	440	375
Amortization and impairment of other intangible assets	2	3	2
Other [1]	279	341	251
General and administrative expenses	1,376	2,279	1,346
1
Includes pension-related expenses/(credits) of CHF (52) million, CHF (42) million and CHF (40) million in 1Q21, 4Q20 and 1Q20, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the key strategic growth initiatives announced in July 2020, restructuring expenses of CHF 25 million were recognized in 1Q21. Restructuring expenses may include severance expenses, expenses in connection with the acceleration of certain deferred compensation awards, pension expenses and contract termination costs.
Restructuring expenses by type
in	1Q21	4Q20
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	11	32
of which severance expenses	7	23
of which accelerated deferred compensation	4	9
General and administrative-related expenses	14	18
of which pension expenses	(7)	6
Total restructuring expenses	25	50
Restructuring liabilities
	1Q21			4Q20
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	50	2	52	45	0	45
Net additional charges [1]	7	10	17	23	6	29
Utilization	(18)	(9)	(27)	(18)	(4)	(22)
Balance at end of period	39	3	42	50	2	52
1
The following items for which expense accretion was accelerated in 1Q21 and 4Q20 due to the restructuring of the Group are not included in the restructuring liabilities: unsettled share-based compensation of CHF 1 million and CHF 6 million, respectively, which remain classified as a component of total shareholders' equity; unsettled pension obligations of CHF (7) million and CHF 6 million, respectively, which remain classified as pension liabilities; and unsettled cash-based deferred compensation of CHF 3 million and CHF 3 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 11 million and CHF 6 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	1Q21		4Q20		1Q20
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(252)		(353)		1,314
Net income/(loss) attributable to shareholders for diluted earnings per share	(252)		(353)		1,314
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,446.6		2,433.4		2,465.9
Dilutive share options and warrants	0.0		0.0		1.6
Dilutive share awards	0.0		0.0		60.1
For diluted earnings per share available for common shares [1]	2,446.6	[2]	2,433.4	[2]	2,527.6
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.10)		(0.15)		0.53
Diluted earnings/(loss) per share available for common shares	(0.10)		(0.15)		0.52
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 6.5 million, 7.8 million and 4.2 million for 1Q21, 4Q20 and 1Q20, respectively.

2
Due to the net losses in 1Q21 and 4Q20, 0.4 million and 1.3 million, respectively, of weighted-average share options and warrants outstanding and 92.0 million and 101.0 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receives underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, such as for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table.
Contracts with customers and disaggregation of revenues
in	1Q21	4Q20	1Q20
Contracts with customers (CHF million)
Investment and portfolio management	861	851	810
Other securities business	13	15	18
Underwriting	989	655	364
Brokerage	908	746	966
Other services	448	445	337
Total revenues from contracts with customers	3,219	2,712	2,495
The table “Contracts with customers and disaggregation of revenues” differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	1Q21	4Q20	1Q20
Contract balances (CHF million)
Contract receivables	1,120	1,001	841
Contract liabilities	65	48	58
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	8	7	11
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 1Q21, 4Q20 and 1Q20. The Group’s contract terms are generally such that they do not result in any contract assets.

Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
15 Trading assets and liabilities
end of	1Q21	4Q20
Trading assets (CHF million)
Debt securities	64,128	64,395
Equity securities	60,340	63,237
Derivative instruments [1]	28,638	25,531
Other	4,033	4,175
Trading assets	157,139	157,338
Trading liabilities (CHF million)
Short positions	31,326	28,126
Derivative instruments [1]	16,414	17,745
Trading liabilities	47,740	45,871
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	1Q21	4Q20
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	24,630	26,815
Cash collateral received	13,966	16,795
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	8,817	7,741
Cash collateral received	8,839	7,831
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 21 – Other assets and other liabilities.

16 Investment securities
end of	1Q21	4Q20
Investment securities (CHF million)
Debt securities available-for-sale	614	607
Total investment securities	614	607
Investment securities by type
	1Q21				4Q20
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	2	0	0	2	3	0	0	3
Corporate debt securities	608	5	1	612	593	11	0	604
Debt securities available-for-sale	610	5	1	614	596	11	0	607
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	1Q21	1Q20
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	0	57
Realized gains	0	4
Amortized cost, fair value and average yield of debt securities
end of	Amortized cost	Fair value	Average yield (in %)
1Q21 (CHF million, except where indicated)
Due within 1 year	153	153	0.08
Due from 1 to 5 years	2	2	3.78
Due from 5 to 10 years	455	459	(0.01)
Debt securities available-for-sale	610	614	0.02
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the non-credit-related losses are recorded in accumulated other comprehensive income (AOCI). Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written-off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 1Q21 and 4Q20, the Group had no allowance for credit losses on debt securities available-for-sale.

17 Other investments
end of	1Q21	4Q20
Other investments (CHF million)
Equity method investments	2,812	2,631
Equity securities (without a readily determinable fair value) [1]	1,834	1,779
of which at net asset value	114	113
of which at measurement alternative	367	359
of which at fair value	1,321	1,278
of which at cost less impairment	32	29
Real estate held-for-investment [2]	78	82
Life finance instruments [3]	916	920
Total other investments	5,640	5,412
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 1Q21 and 4Q20, real estate held for investment included foreclosed or repossessed real estate of CHF 11 million and CHF 16 million, respectively, of which CHF 8 million and CHF 13 million, respectively were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 34 million and CHF 35 million for 1Q21 and 4Q20, respectively.
No impairments were recorded on real estate held-for-investments in 1Q21, 4Q20 and 1Q20, respectively.
Equity securities at measurement alternative
in / end of	1Q21	Cumulative	1Q20
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(2)	(27)	(3)
Upward adjustments	0	148	1
> Refer to “Note 31 – Financial instruments” for further information on equity securities without a readily determinable fair value.
In 4Q20, York informed its investors of a significant change in strategy. As a result, York will focus on longer duration assets such as private equity, private debt and collateralized loan obligations, while winding down its European hedge funds business and primarily managing internal capital in its multi-strategy fund. York’s Asia Pacific business is expected to be spun off as a new and separate hedge fund in 2021, in which the Group intends to have a continuing interest. As a result of this announcement, the Group recorded an impairment of CHF 414 million to the valuation of its equity method investment.

18 Loans
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
For financial reporting purposes, the carrying values of loans and related allowance for credit losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	1Q21	4Q20
Loans (CHF million)
Mortgages	111,678	111,270
Loans collateralized by securities	56,281	51,789
Consumer finance	5,889	4,888
Consumer	173,848	167,947
Real estate	30,320	29,045
Commercial and industrial loans	76,528	74,097
Financial institutions	21,353	19,072
Governments and public institutions	3,770	3,378
Corporate & institutional	131,971	125,592
Gross loans	305,819	293,539
of which held at amortized cost	293,992	282,131
of which held at fair value	11,827	11,408
Net (unearned income)/deferred expenses	(104)	(95)
Allowance for credit losses	(1,527)	(1,536)
Net loans	304,188	291,908
Gross loans by location (CHF million)
Switzerland	171,126	168,589
Foreign	134,693	124,950
Gross loans	305,819	293,539
Impaired loan portfolio (CHF million)
Non-performing loans	1,809	1,666
Non-interest-earning loans	380	375
Non-accrual loans	2,189	2,041
Restructured loans	472	313
Potential problem loans	512	843
Other impaired loans	984	1,156
Gross impaired loans [1]	3,173	3,197
1
As of the end of 1Q21 and 4Q20, CHF 176 million and CHF 180 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

In accordance with Group policies, impaired loans include non-accrual loans, comprised of non-performing loans and non-interest-earning loans, as well as restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on loans and categories of impaired loans.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

19 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the CECL accounting guidance.
As of the end of 1Q21, the Group had no purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
	1Q21				4Q20
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
(CHF million)
Cash and due from banks	133,194		0	133,194	138,593		(6)	138,587
Interest-bearing deposits with banks	1,452	[2]	(5)	1,447	1,303	[4]	(5)	1,298
Securities purchased under resale agreements and securities borrowing transactions	23,853	[2]	0	23,853	21,139		0	21,139
Loans	293,888	[2,3]	(1,527)	292,361	282,036	[4,5]	(1,536)	280,500
Brokerage receivables	47,718	[2]	(36)	47,682	35,942	[4]	(1)	35,941
Other assets	20,603		(4,447)	16,156	15,394		(43)	15,351
Total	520,708		(6,015)	514,693	494,407		(1,591)	492,816
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 392 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 376 million to loans and CHF 14 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 85 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excludes accrued interest in the total amount of CHF 351 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 334 million to loans and CHF 16 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Includes endangered interest of CHF 88 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Estimating expected credit losses – overview
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on key elements and processes of estimating expected credit losses on non-impaired and impaired credit exposures.
Macroeconomic scenarios
The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes with the downside scenario being more severe than the upside scenario. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor (MEF) trends.
Current-period estimate of expected credit losses
The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production. These MEFs have been selected based on the portfolios that are most material to the estimation of CECL from a longer-term perspective.
As of the end of 1Q21, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario. The forecast range for the increase in Swiss real GDP was 1.1% to 5.2% for 2021 and 0.0% to 2.8% for 2022. The forecast in the baseline scenario for the timing of the recovery of quarterly Swiss real GDP to return to pre-pandemic levels (i.e., 4Q19) was 3Q21. The forecast range of the increase in the eurozone real GDP was 1.6% to 6.2% for 2021 and 1.1% to 4.6% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly eurozone real GDP to return to pre-pandemic levels was 2Q22. The forecast range for the increase in US real GDP was 2.4% to 7.4% for 2021 and 2.6% to 4.6% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly US real GDP to return to pre-pandemic levels was 3Q21. The forecast range for the increase in UK real GDP was 2.1% to 8.9% for 2021 and 5.0% to 8.7% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly UK real GDP to return to pre-pandemic levels was 2Q22. The forecast range for the increase in world industrial production was 3.8% to 12.4% for 2021 and 4.5% to 7.4% for 2022. The MEF projections incorporate adjustments to reflect the impact of the COVID-19 pandemic related economic support programs provided by national governments and by central banks. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
For extreme and statistically rare events which cannot be adequately reflected in CECL models, such as the effects of the COVID-19 pandemic on the global economy, the event becomes the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range, model overlays are applied. Such overlays are based on expert judgment and are applied in response to these exceptional circumstances to consider historical stressed losses and industry and counterparty credit level reviews. Overlays are also used to capture judgment on the economic uncertainty from global or regional developments or governmental actions with severe impacts on economies, such as the lockdowns and other actions directed towards managing the pandemic. As a result of such overlays, provisions for credit losses may not be primarily derived from MEF projections. As of the end of 1Q21, the Group has continued its approach of applying qualitative overlays to the CECL model outputs in a manner consistent with the end of 4Q20. Further releases of lockdown measures, the COVID-19 vaccination efforts, particularly in the US and the UK, as well as an overall more positive macroeconomic outlook gave rise to cautious optimism. This overall favorable trend in 1Q21 was reflected in the Group’s overlays which are more closely aligned with the macroeconomic forecasts, most notably within the Investment Bank.
Loans held at amortized cost
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the main risk characteristics of the Group’s loans held at amortized cost.
Allowance for credit losses – loans held at amortized cost
	1Q21			4Q20			1Q20
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	318	1,218	1,536	397	1,196	1,593	241	808	1,049
Current-period provision for expected credit losses	12	(35)	(23)	(3)	138	135	121	315	436
of which provisions for interest [1]	1	0	1	4	6	10	5	4	9
Gross write-offs	(14)	(24)	(38)	(51)	(89)	(140)	(12)	(35)	(47)
Recoveries	2	0	2	2	0	2	3	1	4
Net write-offs	(12)	(24)	(36)	(49)	(89)	(138)	(9)	(34)	(43)
Foreign currency translation impact and other adjustments, net	11	39	50	(27)	(27)	(54)	(4)	(7)	(11)
Balance at end of period	329	1,198	1,527	318	1,218	1,536	349	1,082	1,431
of which individually evaluated	240	627	867	230	636	866	237	540	777
of which collectively evaluated	89	571	660	88	582	670	112	542	654
1 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.
Gross write-offs of CHF 38 million in 1Q21 compared to gross write-offs of CHF 140 million in 4Q20 and were primarily related to corporate & institutional loans in both quarters. In 1Q21, gross write-offs in corporate & institutional loans were mainly related to a position in the US healthcare sector. Write-offs in consumer loans were mainly related to several Swiss consumer finance loans. In 4Q20, gross write-offs in corporate & institutional loans were mainly related to the oil and gas, lombard lending and healthcare sectors. Write-offs in consumer loans were mainly related to a share-backed loan and Swiss consumer finance loans.

Purchases, reclassifications and sales – loans held at amortized cost
	1Q21			4Q20			1Q20
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	5	988	993	21	763	784	0	685	685
Reclassifications from loans held-for-sale [2]	0	13	13	0	0	0	0	0	0
Reclassifications to loans held-for-sale [3]	0	468	468	18	393	411	0	460	460
Sales [3]	0	374	374	18	290	308	0	422	422
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the main risk characteristics of the Group’s other financial assets held at amortized cost.
The current-period provision for expected credit losses in 1Q21 and the ending balance of the individually evaluated allowance for credit losses on other financial assets held at amortized cost as of the end of 1Q21 includes a total amount of CHF 4,430 million related to the failure of a US-based hedge fund to meet its margin commitments, of which CHF 4,394 million is reported in other assets and CHF 36 million in brokerage receivables.
Allowance for credit losses – other financial assets held at amortized cost
	1Q21	4Q20	1Q20
CHF million
Balance at beginning of period	55	64	45
Current-period provision for expected credit losses	4,434	(8)	15
Gross write-offs	0	0	(8)
Recoveries	0	0	0
Net write-offs	0	0	(8)
Foreign currency translation impact and other adjustments, net	(1)	(1)	0
Balance at end of period	4,488	55	52
of which individually evaluated	4,449	17	15
of which collectively evaluated	39	38	37

Credit quality information
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s monitoring of credit quality and internal ratings.
Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	1Q21				4Q20
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
(CHF million)
Mortgages
2021 / 2020	7,169	534	6	7,709	18,765	1,664	3	20,432
2020 / 2019	18,130	1,667	8	19,805	14,072	1,511	26	15,609
2019 / 2018	13,189	1,523	36	14,748	10,242	932	58	11,232
2018 / 2017	9,442	901	78	10,421	7,087	857	44	7,988
2017 / 2016	6,497	799	73	7,369	10,951	914	76	11,941
Prior years	46,700	3,418	309	50,427	39,918	2,854	216	42,988
Total term loans	101,127	8,842	510	110,479	101,035	8,732	423	110,190
Revolving loans	396	799	4	1,199	528	548	4	1,080
Total	101,523	9,641	514	111,678	101,563	9,280	427	111,270
Loans collateralized by securities
2021 / 2020	1,740	309	0	2,049	1,682	1,547	149	3,378
2020 / 2019	1,439	1,361	0	2,800	1,019	324	0	1,343
2019 / 2018	571	274	0	845	499	64	0	563
2018 / 2017	73	40	114	227	61	41	0	102
2017 / 2016	173	15	42	230	200	127	0	327
Prior years	676	833	0	1,509	563	622	0	1,185
Total term loans	4,672	2,832	156	7,660	4,024	2,725	149	6,898
Revolving loans [1]	45,301	3,216	104	48,621	41,749	3,038	104	44,891
Total	49,973	6,048	260	56,281	45,773	5,763	253	51,789
Consumer finance
2021 / 2020	868	416	0	1,284	1,297	903	5	2,205
2020 / 2019	798	657	7	1,462	519	505	22	1,046
2019 / 2018	515	426	19	960	279	237	23	539
2018 / 2017	383	226	19	628	81	154	17	252
2017 / 2016	63	133	17	213	16	57	10	83
Prior years	243	123	49	415	48	92	41	181
Total term loans	2,870	1,981	111	4,962	2,240	1,948	118	4,306
Revolving loans	595	143	86	824	328	88	81	497
Total	3,465	2,124	197	5,786	2,568	2,036	199	4,803
Consumer – total
2021 / 2020	9,777	1,259	6	11,042	21,744	4,114	157	26,015
2020 / 2019	20,367	3,685	15	24,067	15,610	2,340	48	17,998
2019 / 2018	14,275	2,223	55	16,553	11,020	1,233	81	12,334
2018 / 2017	9,898	1,167	211	11,276	7,229	1,052	61	8,342
2017 / 2016	6,733	947	132	7,812	11,167	1,098	86	12,351
Prior years	47,619	4,374	358	52,351	40,529	3,568	257	44,354
Total term loans	108,669	13,655	777	123,101	107,299	13,405	690	121,394
Revolving loans	46,292	4,158	194	50,644	42,605	3,674	189	46,468
Total	154,961	17,813	971	173,745	149,904	17,079	879	167,862
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	1Q21				4Q20
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
(CHF million)
Real estate
2021 / 2020	3,101	1,525	1	4,627	6,054	2,792	106	8,952
2020 / 2019	5,358	2,693	6	8,057	2,902	1,611	0	4,513
2019 / 2018	2,760	1,528	2	4,290	1,849	1,133	24	3,006
2018 / 2017	1,663	1,023	136	2,822	1,033	346	72	1,451
2017 / 2016	878	272	81	1,231	1,591	285	25	1,901
Prior years	5,789	1,183	65	7,037	5,982	1,105	33	7,120
Total term loans	19,549	8,224	291	28,064	19,411	7,272	260	26,943
Revolving loans	1,039	226	73	1,338	1,027	172	69	1,268
Total	20,588	8,450	364	29,402	20,438	7,444	329	28,211
Commercial and industrial loans
2021 / 2020	3,350	5,709	52	9,111	7,724	11,621	310	19,655
2020 / 2019	5,580	9,298	134	15,012	3,851	6,411	133	10,395
2019 / 2018	3,507	5,964	132	9,603	1,781	4,321	247	6,349
2018 / 2017	1,453	4,257	207	5,917	964	1,981	60	3,005
2017 / 2016	781	1,822	61	2,664	809	1,248	22	2,079
Prior years	3,145	4,600	141	7,886	2,830	3,837	128	6,795
Total term loans	17,816	31,650	727	50,193	17,959	29,419	900	48,278
Revolving loans	13,868	8,678	508	23,054	12,913	8,908	464	22,285
Total	31,684	40,328	1,235	73,247	30,872	38,327	1,364	70,563
Financial institutions
2021 / 2020	1,520	1,238	40	2,798	3,386	697	43	4,126
2020 / 2019	2,296	297	44	2,637	1,973	132	39	2,144
2019 / 2018	2,007	106	1	2,114	960	432	9	1,401
2018 / 2017	985	479	9	1,473	97	92	0	189
2017 / 2016	150	114	0	264	37	102	20	159
Prior years	360	95	23	478	288	38	2	328
Total term loans	7,318	2,329	117	9,764	6,741	1,493	113	8,347
Revolving loans	6,080	359	2	6,441	5,718	419	1	6,138
Total	13,398	2,688	119	16,205	12,459	1,912	114	14,485
Governments and public institutions
2021 / 2020	365	31	0	396	174	33	0	207
2020 / 2019	177	36	0	213	135	20	10	165
2019 / 2018	131	0	20	151	80	0	0	80
2018 / 2017	77	0	0	77	35	0	0	35
2017 / 2016	35	0	0	35	74	1	0	75
Prior years	457	24	0	481	388	41	0	429
Total term loans	1,242	91	20	1,353	886	95	10	991
Revolving loans	40	0	0	40	19	0	0	19
Total	1,282	91	20	1,393	905	95	10	1,010
Corporate & institutional – total
2021 / 2020	8,336	8,503	93	16,932	17,338	15,143	459	32,940
2020 / 2019	13,411	12,324	184	25,919	8,861	8,174	182	17,217
2019 / 2018	8,405	7,598	155	16,158	4,670	5,886	280	10,836
2018 / 2017	4,178	5,759	352	10,289	2,129	2,419	132	4,680
2017 / 2016	1,844	2,208	142	4,194	2,511	1,636	67	4,214
Prior years	9,751	5,902	229	15,882	9,488	5,021	163	14,672
Total term loans	45,925	42,294	1,155	89,374	44,997	38,279	1,283	84,559
Revolving loans	21,027	9,263	583	30,873	19,677	9,499	534	29,710
Total	66,952	51,557	1,738	120,247	64,674	47,778	1,817	114,269

Total loans held at amortized cost by internal counterparty rating
	1Q21					4Q20
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
(CHF million)
Loans held at amortized cost – total
2021 / 2020	18,113	9,762	99	27,974		39,082	19,257	616	58,955
2020 / 2019	33,778	16,009	199	49,986		24,471	10,514	230	35,215
2019 / 2018	22,680	9,821	210	32,711		15,690	7,119	361	23,170
2018 / 2017	14,076	6,926	563	21,565		9,358	3,471	193	13,022
2017 / 2016	8,577	3,155	274	12,006		13,678	2,734	153	16,565
Prior years	57,370	10,276	587	68,233		50,017	8,589	420	59,026
Total term loans	154,594	55,949	1,932	212,475		152,296	51,684	1,973	205,953
Revolving loans	67,319	13,421	777	81,517		62,282	13,173	723	76,178
Total	221,913	69,370	2,709	293,992	[1]	214,578	64,857	2,696	282,131	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 376 million and CHF 334 million as of the end of 1Q21 and 4Q20, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	1Q21				4Q20
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
(CHF million)
Other financial assets held at amortized cost
2019 / 2018	0	0	0	0	0	70	0	70
2018 / 2017	0	70	0	70	0	2	0	2
2017 / 2016	0	2	0	2	0	4	0	4
Prior years	0	3	0	3	0	0	0	0
Total term positions	0	75	0	75	0	76	0	76
Revolving positions	0	905	0	905	0	934	0	934
Total	0	980	0	980	0	1,010	0	1,010
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
1Q21 (CHF million)
Mortgages	111,175	45	19	20	419	503	111,678
Loans collateralized by securities	56,100	1	72	0	108	181	56,281
Consumer finance	5,052	424	113	49	148	734	5,786
Consumer	172,327	470	204	69	675	1,418	173,745
Real estate	29,239	80	14	1	68	163	29,402
Commercial and industrial loans	71,999	428	63	159	598	1,248	73,247
Financial institutions	15,945	168	28	15	49	260	16,205
Governments and public institutions	1,346	12	11	24	0	47	1,393
Corporate & institutional	118,529	688	116	199	715	1,718	120,247
Total loans held at amortized cost	290,856	1,158	320	268	1,390	3,136	293,992	[1]
4Q20 (CHF million)
Mortgages	110,747	63	68	34	358	523	111,270
Loans collateralized by securities	51,668	17	0	0	104	121	51,789
Consumer finance	4,361	156	68	47	171	442	4,803
Consumer	166,776	236	136	81	633	1,086	167,862
Real estate	28,070	50	3	11	77	141	28,211
Commercial and industrial loans	69,060	630	54	137	682	1,503	70,563
Financial institutions	14,311	41	15	72	46	174	14,485
Governments and public institutions	969	37	4	0	0	41	1,010
Corporate & institutional	112,410	758	76	220	805	1,859	114,269
Total loans held at amortized cost	279,186	994	212	301	1,438	2,945	282,131	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 376 million and CHF 334 million as of the end of 1Q21 and 4Q20, respectively.
As of the end of 1Q21 and 4Q20, the Group did not have any loans that were past due more than 90 days and still accruing interest. Also, the Group did not have any other financial assets held at amortized cost that were past due.

Non-accrual financial assets
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on non-accrual loans.
Non-accrual loans held at amortized cost
	1Q21				1Q20
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	418	511	0	119	337	372	1	29
Loans collateralized by securities	105	262	2	0	122	249	2	0
Consumer finance	201	199	0	2	168	172	0	1
Consumer	724	972	2	121	627	793	3	30
Real estate	324	336	3	39	155	121	0	34
Commercial and industrial loans	925	799	5	6	682	821	4	68
Financial institutions	68	72	0	8	46	68	0	8
Governments and public institutions	0	10	0	0	0	0	0	0
Corporate & institutional	1,317	1,217	8	53	883	1,010	4	110
Total loans held at amortized cost	2,041	2,189	10	174	1,510	1,803	7	140
In the Group’s recovery management function for Investment Bank/Asia Pacific, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter which is expected to be resolved within a ten-day grace period. In the Group’s recovery management functions for Swiss Universal Bank and International Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is certain that parts of a loan or the entire loan will not be recoverable. Write-offs of a remaining loan balance are executed once available debt enforcement procedures are exhausted.
Collateral-dependent financial assets
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on collateral-dependent financial assets.
Collateral-dependent financial assets managed by the recovery management function for Investment Bank/Asia Pacific mainly include mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. As of the end of 1Q21, the overall collateral coverage ratio was 152% of the Group’s collateral-dependent financial asset exposure managed by the recovery management function for Investment Bank/Asia Pacific, compared to 171% as of the end of 4Q20. The decrease in the overall collateral coverage ratio was mainly driven by the restructuring of two positions in the oil and gas sector which were over-collateralized.
Collateral-dependent financial assets managed by the recovery management function for International Wealth Management mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages and aviation finance exposures. Ship finance exposures are collateralized by vessel mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aircraft finance exposures are collateralized by aircraft mortgages of business jets as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans decreased in 1Q21 mainly driven by the repayment of a loan in aircraft finance, partially offset by an increase in ship finance, mainly driven by the US dollar translation impact, and a new impaired residential mortgage. The overall collateral coverage ratio decreased from 89% as of the end of 4Q20 to 87% as of the end of 1Q21, mainly reflecting lower collateral coverage ratios in ship finance and aviation finance.
Collateral-dependent financial assets managed by the recovery management function for Swiss Universal Bank mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets decreased from 88% as of the end of 4Q20 to 87% as of the end of 1Q21 for residential and commercial mortgages, mainly reflecting lower collateral values relating to commercial mortgages.
Off-balance sheet credit exposures
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the main risk characteristics and on estimating the provisions for expected credit losses on off-balance sheet credit exposures.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	1Q21			4Q20			1Q20
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Commercial and industrial loans	10	371	367	6	57	50	6	30	14
Financial institutions	1	44	44	0	0	0	0	0	0
Total loans	11	415	411	6	57	50	6	30	14
In 1Q21, the loan modifications of the Group included the increase of credit facilities, extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, a waiver of principal and interest and changes in covenants.
In 1Q21, 4Q20 and 1Q20, the Group had no restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the FASB and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans.

20 Goodwill
1Q21	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	575	1,352	1,021	5,357	8,317
Foreign currency translation impact	20	79	42	77	218
Balance at end of period	595	1,431	1,063	5,434	8,535
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	3,879	3,891
Balance at end of period	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	595	1,431	1,063	1,555	4,644
1
Gross amount of goodwill and accumulated impairment include goodwill of CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined that both the US-based hedge fund and the supply chain finance fund matters were goodwill triggering events for 1Q21 impacting all reporting units of the Group.
Based on its goodwill impairment analysis performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of March 31, 2021. The fair value of the Investment Bank and the International Wealth Management – Asset Management reporting units exceeded their related carrying values by 17% and 18%, respectively. The goodwill allocated to these reporting units became more sensitive to an impairment due to the higher costs of equity in 1Q21 and uncertainties arising from the US-based hedge fund and supply chain finance funds matters. The Group’s newly elected Chairman of the Board together with the Board is conducting a review of the Group’s business strategy and risk appetite, and the amount of risk-weighted assets and leverage exposure for both the Investment Bank and the Group will be constrained by the Board, in conjunction with FINMA, until the review is complete.
Effective April 1, 2021, the Asset Management business was separated from the International Wealth Management division and managed as a new separate division of the Group. The organizational change represented a triggering event for goodwill impairment testing purposes. The goodwill impairment assessment performed was to evaluate whether or not a subsequent event for 1Q21 disclosure purposes had occurred rather than a test to determine if an impairment was required for March 31, 2021. The Group determined that the previous International Wealth Management – Asset Management reporting unit and the new Asset Management reporting unit were equivalent and concluded that no impairment was necessary for the new reporting unit.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other CET1 capital relevant adjustments. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its latest five-year financial plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Investment Bank and International Wealth Management – Asset Management reporting units as of March 31, 2021. The valuations were performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

21 Other assets and other liabilities
end of	1Q21		4Q20
Other assets (CHF million)
Cash collateral on derivative instruments	8,817	[1]	7,741
Cash collateral on non-derivative transactions	250		635
Derivative instruments used for hedging	295		131
Assets held-for-sale	13,193		7,077
of which loans [2]	13,160		7,046
allowance for loans held-for-sale	(51)		(48)
of which real estate [3]	27		27
of which long-lived assets	6		4
Premises, equipment and right-of-use assets	7,523		7,376
Assets held for separate accounts	107		102
Interest and fees receivable	4,838		4,255
Deferred tax assets	3,964		3,667
Prepaid expenses	688		448
of which cloud computing arrangement implementation costs	43		38
Failed purchases	1,595		1,451
Defined benefit pension and post-retirement plan assets	3,073		2,872
Other	4,559		3,882
Other assets	48,902		39,637
Other liabilities (CHF million)
Cash collateral on derivative instruments	8,839		7,831
Cash collateral on non-derivative transactions	258		174
Derivative instruments used for hedging	39		45
Operating leases liabilities	2,740		2,759
Provisions	1,653		2,080
of which expected credit losses on off-balance sheet credit exposures	324		311
Restructuring liabilities	42		52
Liabilities held for separate accounts	107		102
Interest and fees payable	4,651		4,297
Current tax liabilities	569		555
Deferred tax liabilities	557		530
Failed sales	1,090		1,120
Defined benefit pension and post-retirement plan liabilities	425		410
Other	10,733		11,479
Other liabilities	31,703		31,434
1 Net of an allowance for credit losses of CHF 4,394 million related to the failure of an US-based hedge fund to meet its margin commitments.
2 Included as of the end of 1Q21 and 4Q20 were CHF 471 million and CHF 262 million, respectively, in restricted loans, which represented collateral on secured borrowings.
3
As of the end of 1Q21 and 4Q20, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 8 million, respectively, of which CHF 8 million and CHF 8 million, respectively were related to residential real estate.

22 Long-term debt
Long-term debt
end of	1Q21	4Q20
Long-term debt (CHF million)
Senior	141,689	133,056
Subordinated	27,196	26,285
Non-recourse liabilities from consolidated VIEs	1,568	1,746
Long-term debt	170,453	161,087
of which reported at fair value	72,312	70,976
of which structured notes	48,210	47,039
Structured notes by product
end of	1Q21	4Q20
Structured notes by product (CHF million)
Equity	32,230	29,907
Fixed income	12,705	13,882
Credit	2,882	2,881
Other	393	369
Total structured notes	48,210	47,039

23 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
1Q21 (CHF million)
Balance at beginning of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
Increase/(decrease)	(91)	1,994	0		(3)	0	505	2,405
Reclassification adjustments, included in net income/(loss)	(12)	0	0		68	(24)	46	78
Total increase/(decrease)	(103)	1,994	0		65	(24)	551	2,483
Balance at end of period	103	(15,534)	13		(3,662)	432	(2,019)	(20,667)
4Q20 (CHF million)
Balance at beginning of period	238	(16,346)	12		(3,466)	499	(1,636)	(20,699)
Increase/(decrease)	(21)	(1,181)	1		(333)	(5)	(965)	(2,504)
Reclassification adjustments, included in net income/(loss)	(11)	(1)	0		72	(38)	31	53
Total increase/(decrease)	(32)	(1,182)	1		(261)	(43)	(934)	(2,451)
Balance at end of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
1Q20 (CHF million)
Balance at beginning of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
Increase/(decrease)	155	(595)	(5)		0	0	4,273	3,828
Reclassification adjustments, included in net income/(loss)	70	0	3		73	(34)	77	189
Total increase/(decrease)	225	(595)	(2)		73	(34)	4,350	4,017
Balance at end of period	253	(15,064)	28		(3,617)	570	1,578	(16,252)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 1Q21, 4Q20 and 1Q20.
Details of significant reclassification adjustments
in	1Q21	4Q20	1Q20
Reclassification adjustments, included in net income/(loss) (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	83	88	90
Tax expense/(benefit)	(15)	(16)	(17)
Net of tax	68	72	73
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(30)	(47)	(42)
Tax expense	6	9	8
Net of tax	(24)	(38)	(34)
1 These components are included in the computation of total benefit costs. Refer to "Note 27 – Pension and other post-retirement benefits" for further information.

Additional share information
	1Q21		4Q20		1Q20
Common shares issued
Balance at beginning of period	2,447,747,720		2,447,747,720		2,556,011,720
Balance at end of period	2,447,747,720		2,447,747,720		2,556,011,720
Treasury shares
Balance at beginning of period	(41,602,841)		(25,958,223)		(119,761,811)
Sale of treasury shares	552,731,383		589,115,980		239,476,586
Repurchase of treasury shares	(599,319,336)		(605,715,099)		(280,063,390)
Share-based compensation	4,453,312		954,501		3,352,531
Balance at end of period	(83,737,482)		(41,602,841)		(156,996,084)
Common shares outstanding
Balance at end of period	2,364,010,238	[1]	2,406,144,879	[1]	2,399,015,636	[1]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

24 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 28 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
	1Q21		4Q20
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	6.8	6.4	6.1	4.6
OTC	56.3	53.2	68.2	65.7
Exchange-traded	0.2	0.2	0.5	0.6
Interest rate products	63.3	59.8	74.8	70.9
OTC-cleared	0.2	0.2	0.2	0.2
OTC	24.0	25.4	23.1	27.7
Foreign exchange products	24.2	25.6	23.3	27.9
OTC	10.7	17.4	10.7	15.1
Exchange-traded	22.6	22.3	19.9	20.4
Equity/index-related products	33.3	39.7	30.6	35.5
OTC-cleared	1.0	1.1	0.7	0.7
OTC	4.0	5.0	3.9	4.9
Credit derivatives	5.0	6.1	4.6	5.6
OTC	1.6	0.8	1.6	0.7
Exchange-traded	0.1	0.0	0.1	0.1
Other products [1]	1.7	0.8	1.7	0.8
OTC-cleared	8.0	7.7	7.0	5.5
OTC	96.6	101.8	107.5	114.1
Exchange-traded	22.9	22.5	20.5	21.1
Total gross derivatives subject to enforceable master netting agreements	127.5	132.0	135.0	140.7
Offsetting (CHF billion)
OTC-cleared	(7.5)	(6.9)	(6.2)	(5.4)
OTC	(83.0)	(94.0)	(94.4)	(104.3)
Exchange-traded	(21.4)	(21.4)	(20.0)	(20.3)
Offsetting	(111.9)	(122.3)	(120.6)	(130.0)
of which counterparty netting	(97.7)	(97.7)	(103.2)	(103.2)
of which cash collateral netting	(14.2)	(24.6)	(17.4)	(26.8)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.5	0.8	0.8	0.1
OTC	13.6	7.8	13.1	9.8
Exchange-traded	1.5	1.1	0.5	0.8
Total net derivatives subject to enforceable master netting agreements	15.6	9.7	14.4	10.7
Total derivatives not subject to enforceable master netting agreements [2]	13.3	6.4	11.2	6.8
Total net derivatives presented in the consolidated balance sheets	28.9	16.1	25.6	17.5
of which recorded in trading assets and trading liabilities	28.6	16.1	25.5	17.5
of which recorded in other assets and other liabilities	0.3	0.0	0.1	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the master repurchase agreement on the same date shall be set off.
As permitted by US GAAP the Group has elected to net transactions under such agreements in the consolidated balance sheet when specific conditions are met. Transactions are netted if, among other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 1Q21 and 4Q20. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	1Q21				4Q20
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	65.1	(9.4)	55.7		55.8	(7.5)	48.3
Securities borrowing transactions	11.4	(0.5)	10.9		11.9	(0.4)	11.5
Total subject to enforceable master netting agreements	76.5	(9.9)	66.6		67.7	(7.9)	59.8
Total not subject to enforceable master netting agreements [1]	24.5	–	24.5		19.3	–	19.3
Total	101.0	(9.9)	91.1	[2]	87.0	(7.9)	79.1	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 67,268 million and CHF 57,994 million of the total net amount as of the end of 1Q21 and 4Q20, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	1Q21				4Q20
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	24.4	(9.9)	14.5		26.0	(7.9)	18.1
Securities lending transactions	4.1	0.0	4.1		3.5	0.0	3.5
Obligation to return securities received as collateral, at fair value	55.5	0.0	55.5		49.9	0.0	49.9
Total subject to enforceable master netting agreements	84.0	(9.9)	74.1		79.4	(7.9)	71.5
Total not subject to enforceable master netting agreements [1]	3.4	–	3.4		3.1	–	3.1
Total	87.4	(9.9)	77.5		82.5	(7.9)	74.6
of which securities sold under repurchase agreements and securities lending transactions	30.9	(9.9)	21.0	[2]	31.7	(7.9)	23.8	[2]
of which obligation to return securities received as collateral, at fair value	56.5	0.0	56.5		50.8	0.0	50.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 9,591 million and CHF 13,594 million of the total net amount as of the end of 1Q21 and 4Q20, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	1Q21						4Q20
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	15.6	5.9		0.4		9.3	14.4	5.5		0.1		8.8
Securities purchased under resale agreements	55.7	55.7		0.0		0.0	48.3	48.3		0.0		0.0
Securities borrowing transactions	10.9	10.5		0.0		0.4	11.5	11.1		0.0		0.4
Total financial assets subject to enforceable master netting agreements	82.2	72.1		0.4		9.7	74.2	64.9		0.1		9.2
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	9.7	2.6		0.0		7.1	10.7	2.2		0.0		8.5
Securities sold under repurchase agreements	14.5	14.4		0.1		0.0	18.1	18.1		0.0		0.0
Securities lending transactions	4.1	3.6		0.0		0.5	3.5	3.2		0.0		0.3
Obligation to return securities received as collateral, at fair value	55.5	47.4		0.0		8.1	49.9	43.4		0.0		6.5
Total financial liabilities subject to enforceable master netting agreements	83.8	68.0		0.1		15.7	82.2	66.9		0.0		15.3
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

25 Tax
The 1Q21, the income tax benefit of CHF 526 million, resulting in an effective tax rate of 69.5% for the quarter, mainly reflected the estimated effective tax rate for the full year, as applied to the 1Q21 results in accordance with ASC Topic 740 – Income Taxes – Interim Reporting. This primarily reflects the loss related to the US-based hedge fund matter, for which only a partial tax benefit was recognized; for the remainder of the loss, a valuation allowance was applied. Other key drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, the non-deductible funding costs and an additional valuation allowance in one of the Group’s operating entities in Switzerland. The details of the 1Q21 tax rate reconciliation resulting from applying the estimated effective tax rate for the full year to the 1Q21 results are outlined below.
Net deferred tax assets related to NOLs, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOLs and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of March 31, 2021, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 20.3 billion, which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, Germany, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 25 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2016; Switzerland – 2015 (federal and Zurich cantonal level); the UK – 2012; the Netherlands – 2011; and the US – 2010.
Effective tax rate
in	1Q21	4Q20	1Q20
Effective tax rate (%)	69.5	–	(9.2)
Tax expense reconciliation
in	1Q21
CHF million
Income tax expense computed at the Swiss statutory tax rate of 18.5%	(140)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	25
Other non-deductible expenses	(87)
Changes in deferred tax valuation allowance	(241)
Lower taxed income	33
Income taxable to noncontrolling interests	(13)
Other	(103)
Income tax expense/(benefit)	(526)
Foreign tax rate differential
1Q21 included a foreign tax impact of CHF 25 million, mainly driven by the estimated current year earnings mix.
Other non-deductible expenses
1Q21 included the impact of CHF 87 million relating to non-deductible interest expenses and non-deductible bank levy costs.
Changes in deferred tax valuation allowance
1Q21 included the impact of the estimated current year earnings, resulting in valuation allowances of CHF 253 million, mainly in respect of one of the Group’s operating entities in the UK and two of the Group’s operating entities in Switzerland. This is partially offset by a valuation allowance of CHF 12 million, mainly in respect of one of the Group’s operating entities in Hong Kong.
Lower taxed income
1Q21 primarily included the impact of CHF 22 million related to non-taxable life insurance income, CHF 9 million of non-taxable dividend income and CHF 3 million of non-taxable offshore results. The remaining balance included various smaller items.
Other
1Q21 included the impact of CHF 103 million, which mainly reflected the tax impact of CHF 21 million relating to an accounting standard implementation transition adjustment for own credit movements, CHF 21 million relating to withholding taxes, CHF 19 million relating to prior years’ adjustments, CHF 15 million relating to tax contingency accruals, CHF 8 million relating to the current year base erosion and anti-abuse tax (BEAT) provision, CHF 6 million relating to own credit valuation movements and CHF 3 million relating to unrealized mark-to-market results on share-based compensation. The remaining balance included various smaller items.

Net deferred tax assets
end of	1Q21	4Q20
Net deferred tax assets (CHF million)
Deferred tax assets	3,964	3,667
of which net operating losses	1,011	1,070
of which deductible temporary differences	2,953	2,597
Deferred tax liabilities	(557)	(530)
Net deferred tax assets	3,407	3,137
26 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), deferred cash awards and retention awards.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q21 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures, but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	1Q21	4Q20	1Q20
Deferred compensation expense (CHF million)
Share awards	134	140	155
Performance share awards	109	109	113
Contingent Capital Awards	61	83	(14)
Deferred cash awards	49	135	10
Retention awards	13	15	9
Total deferred compensation expense	366	482	273
Estimated unrecognized deferred compensation
end of	1Q21
Estimated unrecognized compensation expense (CHF million)
Share awards	832
Performance share awards	520
Contingent Capital Awards	350
Deferred cash awards	426
Retention Awards	110
Total	2,238

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3

1Q21 activity
In 1Q21, the Group granted share awards, performance share awards, CCA and upfront cash awards as part of the 2020 deferred variable compensation. Expense recognition for these awards began in 1Q21 and will continue over the remaining service or vesting period of each respective award.

Share awards
In 1Q21, the Group granted 54.0 million share awards at a weighted-average share price of CHF 12.51. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK Prudential Regulatory Authority (PRA) Remuneration Code or similar regulations in other jurisdictions. Under the UK PRA Remuneration Code or similar regulations in other jurisdictions, share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
Performance share awards
In 1Q21, the Group granted 37.8 million performance share awards at a weighted-average share price of CHF 12.43. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 1Q21, the Group awarded CHF 253 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.
Deferred cash awards
In 1Q21, the Group granted deferred fixed cash compensation of CHF 151 million to certain employees in the Americas. This compensation will be expensed in the Investment Bank and International Wealth Management divisions over a three-year vesting period from the grant date. Amortization of this compensation in 1Q21 totaled CHF 35 million, of which CHF 21 million was related to awards granted in 1Q21.
In 1Q21, the Group granted upfront cash awards of CHF 59 million to certain managing directors and directors in the International Wealth Management division. Amortization of this compensation in 1Q21 totaled CHF 21 million, of which CHF 6 million was related to awards granted in 1Q21.
Retention awards
In 1Q21, the Group granted deferred cash and share retention awards of CHF 87 million. These awards will be expensed over the applicable vesting period from the grant date. Amortization of retention awards in 1Q21 totaled CHF 13 million, of which CHF 9 million was related to awards granted in 1Q21.
Share-based award activity
	1Q21
Number of awards (in millions)	Share awards	Performance share awards
Share-based award activities
Balance at beginning of period	126.3	91.7
Granted	54.0	37.8
Settled	(4.7)	(2.9)
Forfeited	(0.5)	(0.3)
Balance at end of period	175.1	126.3
of which vested	56.3	42.3
of which unvested	118.8	84.0

27 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group recognized expenses of CHF 70 million, CHF 64 million and CHF 96 million, related to its defined contribution pension plans in 1Q21, 4Q20 and 1Q20, respectively.
> Refer to “Note 32 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
The Group expects to contribute CHF 323 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2021. As of the end of 1Q21, CHF 96 million of contributions have been made.
Components of net periodic benefit costs
in	1Q21	4Q20	1Q20
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	60	55	54
Interest costs on benefit obligation	15	23	24
Expected return on plan assets	(123)	(109)	(110)
Amortization of recognized prior service cost/(credit)	(29)	(42)	(42)
Amortization of recognized actuarial losses	93	87	87
Settlement losses/(gains)	(10)	1	3
Curtailment losses/(gains)	(1)	(5)	0
Special termination benefits	10	1	3
Net periodic benefit costs	15	11	19
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or, except for 1Q20, in restructuring expenses.

28 Derivatives and hedging activities
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 31 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 1Q21	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	5,761.2	5.3	5.1	0.0	0.0	0.0
Swaps	8,767.2	44.6	41.0	137.6	0.7	0.1
Options bought and sold (OTC)	977.6	14.3	14.2	0.0	0.0	0.0
Futures	401.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	103.2	0.2	0.2	0.0	0.0	0.0
Interest rate products	16,010.9	64.4	60.5	137.6	0.7	0.1
Forwards	1,066.7	11.6	9.6	16.4	0.1	0.1
Swaps	357.2	11.1	13.9	0.0	0.0	0.0
Options bought and sold (OTC)	263.4	3.0	3.4	0.0	0.0	0.0
Futures	9.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,697.4	25.7	26.9	16.4	0.1	0.1
Forwards	1.2	0.0	0.4	0.0	0.0	0.0
Swaps	198.6	3.8	9.6	0.0	0.0	0.0
Options bought and sold (OTC)	253.3	15.8	10.5	0.0	0.0	0.0
Futures	53.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	515.1	22.7	22.5	0.0	0.0	0.0
Equity/index-related products	1,022.1	42.3	43.0	0.0	0.0	0.0
Credit derivatives [2]	738.3	5.5	6.5	0.0	0.0	0.0
Forwards	17.1	0.2	0.4	0.0	0.0	0.0
Swaps	11.5	1.2	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	15.7	0.4	0.2	0.0	0.0	0.0
Futures	9.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	14.2	0.3	0.3	0.0	0.0	0.0
Other products [3]	68.2	2.1	1.3	0.0	0.0	0.0
Total derivative instruments	19,536.9	140.0	138.2	154.0	0.8	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 19,690.9 billion, CHF 140.8 billion and CHF 138.4 billion, respectively, as of March 31, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q20	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	5,221.5	2.7	2.8	0.0	0.0	0.0
Swaps	8,087.8	53.5	50.2	126.1	0.9	0.1
Options bought and sold (OTC)	968.6	18.2	18.0	0.0	0.0	0.0
Futures	296.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	116.1	0.5	0.6	0.0	0.0	0.0
Interest rate products	14,690.6	74.9	71.6	126.1	0.9	0.1
Forwards	928.4	10.1	11.8	13.9	0.1	0.1
Swaps	345.8	10.9	13.4	0.0	0.0	0.0
Options bought and sold (OTC)	236.3	3.4	3.7	0.0	0.0	0.0
Futures	8.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.0	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,520.3	24.4	28.9	13.9	0.1	0.1
Forwards	1.0	0.0	0.3	0.0	0.0	0.0
Swaps	167.6	4.3	8.8	0.0	0.0	0.0
Options bought and sold (OTC)	218.3	14.9	10.0	0.0	0.0	0.0
Futures	23.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	454.0	20.0	20.7	0.0	0.0	0.0
Equity/index-related products	864.4	39.2	39.8	0.0	0.0	0.0
Credit derivatives [2]	467.8	4.9	6.0	0.0	0.0	0.0
Forwards	12.2	0.3	0.2	0.0	0.0	0.0
Swaps	9.8	1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	14.8	0.3	0.2	0.0	0.0	0.0
Futures	4.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.6	0.1	0.1	0.0	0.0	0.0
Other products [3]	52.6	1.8	1.0	0.0	0.0	0.0
Total derivative instruments	17,595.7	145.2	147.3	140.0	1.0	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 17,735.7 billion, CHF 146.2 billion and CHF 147.5 billion, respectively, as of December 31, 2020.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 24 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
in	1Q21	4Q20	1Q20
Interest rate products (CHF million)
Hedged items [1]	1,156	381	(2,169)
Derivatives designated as hedging instruments [1]	(1,096)	(360)	2,014
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	1Q21					4Q20
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.5	0.0		0.0		0.4	0.0		0.0
Net loans	22.7	(0.1)		0.5		20.5	0.2		0.5
Liabilities (CHF billion)
Long-term debt	72.2	0.9		0.4		65.8	1.9		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	1Q21	4Q20	1Q20
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(96)	(57)	267
Gains/(losses) reclassified from AOCI into interest and dividend income	3	9	(42)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	4	28	(79)
Trading revenues	0	0	(30)
Total other operating expenses	10	2	(6)
Gains/(losses) reclassified from AOCI into income	10	2	(36)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues	0	0	1	[1]
1 Related to the forward points of a foreign currency forward.
As of the end of 1Q21, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 77 million.
Net investment hedges
in	1Q21	4Q20	1Q20
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(262)	(67)	519
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	1Q21				4Q20
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	2.6	0.0	0.4	3.0	3.0	0.0	0.4	3.4
Collateral posted	2.1	0.0	–	2.1	2.4	0.0	–	2.4
Impact of a three-notch downgrade event	0.5	0.0	0.1	0.6	0.5	0.0	0.2	0.7
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 15.4 billion and CHF 14.4 billion as of the end of 1Q21 and 4Q20 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	1Q21						4Q20
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(56.8)	51.4		(5.4)	13.8	0.5	(52.5)	47.8		(4.7)	13.0		0.5
Non-investment grade	(34.3)	30.8		(3.5)	14.0	0.6	(28.5)	26.5		(2.0)	11.8		0.4
Total single-name instruments	(91.1)	82.2		(8.9)	27.8	1.1	(81.0)	74.3		(6.7)	24.8		0.9
of which sovereign	(14.3)	13.1		(1.2)	5.9	(0.1)	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(76.8)	69.1		(7.7)	21.9	1.2	(68.5)	62.7		(5.8)	19.5		0.9
Multi-name instruments (CHF billion)
Investment grade [2]	(189.6)	183.6		(6.0)	33.5	(0.7)	(99.5)	95.2		(4.3)	23.1		(0.7)
Non-investment grade	(52.0)	46.9		(5.1)	16.2	0.3	(24.3)	19.9		(4.4)	11.3	[3]	0.2
Total multi-name instruments	(241.6)	230.5		(11.1)	49.7	(0.4)	(123.8)	115.1		(8.7)	34.4		(0.5)
of which non-sovereign	(241.6)	230.5		(11.1)	49.7	(0.4)	(123.8)	115.1		(8.7)	34.4		(0.5)
Total instruments (CHF billion)
Investment grade [2]	(246.4)	235.0		(11.4)	47.3	(0.2)	(152.0)	143.0		(9.0)	36.1		(0.2)
Non-investment grade	(86.3)	77.7		(8.6)	30.2	0.9	(52.8)	46.4		(6.4)	23.1		0.6
Total instruments	(332.7)	312.7		(20.0)	77.5	0.7	(204.8)	189.4		(15.4)	59.2		0.4
of which sovereign	(14.3)	13.1		(1.2)	5.9	(0.1)	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(318.4)	299.6		(18.8)	71.6	0.8	(192.3)	177.8		(14.5)	53.9		0.4
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	1Q21	4Q20
Credit derivatives (CHF billion)
Credit protection sold	332.7	204.8
Credit protection purchased	312.7	189.4
Other protection purchased	77.5	59.2
Other instruments [1]	15.4	14.4
Total credit derivatives	738.3	467.8
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
1Q21 (CHF billion)
Single-name instruments	15.7	67.7	7.7	91.1
Multi-name instruments	69.6	125.4	46.6	241.6
Total instruments	85.3	193.1	54.3	332.7
4Q20 (CHF billion)
Single-name instruments	14.0	62.7	4.3	81.0
Multi-name instruments	29.6	82.6	11.6	123.8
Total instruments	43.6	145.3	15.9	204.8

29 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2020 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
1Q21 (CHF million)
Credit guarantees and similar instruments	1,894	1,837	3,731	3,664		19	1,967
Performance guarantees and similar instruments	4,007	3,129	7,136	6,098		30	2,617
Derivatives [2]	13,061	6,870	19,931	19,931		439	–	[3]
Other guarantees	4,023	2,066	6,089	6,077		77	3,601
Total guarantees	22,985	13,902	36,887	35,770		565	8,185
4Q20 (CHF million)
Credit guarantees and similar instruments	1,645	1,434	3,079	3,016		27	1,637
Performance guarantees and similar instruments	3,607	2,925	6,532	5,601		30	2,535
Derivatives [2]	10,531	6,042	16,573	16,573		380	–	[3]
Other guarantees	3,555	2,588	6,143	6,130		85	3,725
Total guarantees	19,338	12,989	32,327	31,320		522	7,897
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2020 to June 30, 2021 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value (LTV) ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 33 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2020 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2020 for a description of these commitments.
Other commitments
	1Q21						4Q20
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,823	83	4,906	4,833		2,884	3,915	97	4,012	3,963		2,404
Irrevocable loan commitments [2]	27,948	106,974	134,922	130,702		65,000	19,813	99,209	119,022	115,116		53,039
Forward reverse repurchase agreements	76	0	76	76		76	17	0	17	17		17
Other commitments	1,756	513	2,269	2,269		2	135	1,808	1,943	1,943		19
Total other commitments	34,603	107,570	142,173	137,880		67,962	23,880	101,114	124,994	121,039		55,479
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 133,791 million and CHF 130,877 million of unused credit limits as of the end of 1Q21 and 4Q20 respectively, which were revocable at the Group's sole discretion upon notice to the client.

30 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial papers (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q21 and 1Q20 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	1Q21	1Q20
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	0	22
Proceeds from transfer of assets	823	3,233
Cash received on interests that continue to be held	17	8
RMBS
Net gain [1]	31	19
Proceeds from transfer of assets	10,306	7,453
Purchases of previously transferred financial assets or its underlying collateral	(591)	0
Servicing fees	1	1
Cash received on interests that continue to be held	130	150
Other asset-backed financings
Net gain [1]	20	36
Proceeds from transfer of assets	4,692	2,111
Purchases of previously transferred financial assets or its underlying collateral	(497)	(292)
Fees [2]	40	40
Cash received on interests that continue to be held	4	4
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfers of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2020 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q21 and 4Q20, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	1Q21	4Q20
CHF million
CMBS
Principal amount outstanding	17,336	17,421
Total assets of SPE	24,892	24,455
RMBS
Principal amount outstanding	56,614	47,324
Total assets of SPE	57,537	47,863
Other asset-backed financings
Principal amount outstanding	27,461	24,968
Total assets of SPE	55,731	50,817
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 31 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	1Q21							1Q20
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			60				778			99				1,036
of which level 2			50				595			85				977
of which level 3			10				183			14				59
Weighted-average life, in years			5.2				6.3			9.9				3.3
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	3.0	–	32.8			–	[2]	5.0	–	38.2
Cash flow discount rate (rate per annum), in % [3]	3.6	–	4.5		1.0	–	15.3	1.4	–	9.2		0.7	–	24.7
Expected credit losses (rate per annum), in % [4]	3.9	–	3.9		0.1	–	13.5	4.0	–	8.6		3.7	–	8.5
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q21 and 4Q20.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	1Q21											4Q20
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			287				2,188			315				296				1,851			350
of which non-investment grade			30				458			37				36				631			23
Weighted-average life, in years			5.3				5.7			5.7				5.6				4.0			4.8
Prepayment speed assumption (rate per annum), in % [3]			–		3.0	–	38.3			–				–		4.0	–	50.1			–
Impact on fair value from 10% adverse change			–				(46.5)			–				–				(43.7)			–
Impact on fair value from 20% adverse change			–				(89.1)			–				–				(92.1)			–
Cash flow discount rate (rate per annum), in % [4]	1.0	–	36.8		0.7	–	30.7	0.5	–	28.6		0.6	–	38.2		0.3	–	39.7	0.7	–	27.7
Impact on fair value from 10% adverse change			(4.0)				(40.5)			(3.8)				(4.9)				(22.4)			(4.2)
Impact on fair value from 20% adverse change			(7.8)				(78.4)			(7.4)				(9.6)				(43.5)			(8.2)
Expected credit losses (rate per annum), in % [5]	0.4	–	10.1		0.1	–	29.5	0.5	–	27.0		0.4	–	14.7		0.6	–	39.6	0.7	–	26.8
Impact on fair value from 10% adverse change			(2.8)				(30.1)			(3.5)				(4.3)				(20.2)			(4.5)
Impact on fair value from 20% adverse change			(5.4)				(58.3)			(6.8)				(8.5)				(39.2)			(8.9)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q21 and 4Q20.
> Refer to “Note 32 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	1Q21	4Q20
CHF million
RMBS
Other assets	105	0
Liability to SPE, included in other liabilities	(105)	0
Other asset-backed financings
Trading assets	526	496
Other assets	292	246
Liability to SPE, included in other liabilities	(818)	(742)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 1Q21 and 4Q20.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	1Q21	4Q20
CHF billion
Government debt securities	10.2	12.1
Corporate debt securities	10.2	7.7
Asset-backed securities	3.5	6.0
Other	2.3	1.9
Securities sold under repurchase agreements	26.2	27.7
Government debt securities	0.2	0.4
Corporate debt securities	0.2	0.1
Equity securities	4.1	3.5
Other	0.2	0.1
Securities lending transactions	4.7	4.1
Government debt securities	7.2	5.8
Corporate debt securities	6.0	5.6
Equity securities	43.1	39.3
Other	0.2	0.1
Obligation to return securities received as collateral, at fair value	56.5	50.8
Total	87.4	82.6
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
1Q21 (CHF billion)
Securities sold under repurchase agreements	5.5		10.1		3.0	7.6	26.2
Securities lending transactions	4.7		0.0		0.0	0.0	4.7
Obligation to return securities received as collateral, at fair value	56.4		0.1		0.0	0.0	56.5
Total	66.6		10.2		3.0	7.6	87.4
4Q20 (CHF billion)
Securities sold under repurchase agreements	5.8		11.8		5.9	4.2	27.7
Securities lending transactions	4.0		0.0		0.1	0.0	4.1
Obligation to return securities received as collateral, at fair value	50.2		0.3		0.3	0.0	50.8
Total	60.0		12.1		6.3	4.2	82.6
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2020 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Group (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 231 days as of the end of 1Q21. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, solar loans and leases, aircraft loans and leases and car loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine.
The Group’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it is the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q21 and 4Q20.

Consolidated VIEs in which the Group was the primary beneficiary
		Financial intermediation
end of	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
1Q21 (CHF million)
Cash and due from banks	3	35	24	18	10	90
Trading assets	0	1,294	57	779	16	2,146
Other investments	0	0	141	916	216	1,273
Net loans	524	0	62	22	164	772
Other assets	19	562	25	172	803	1,581
of which loans held-for-sale	0	59	21	0	1	81
of which premises and equipment	0	0	0	30	0	30
Total assets of consolidated VIEs	546	1,891	309	1,907	1,209	5,862
Trading liabilities	0	0	0	11	0	11
Short-term borrowings	4,377	0	0	0	0	4,377
Long-term debt	99	1,416	0	10	43	1,568
Other liabilities	67	2	15	74	82	240
Total liabilities of consolidated VIEs	4,543	1,418	15	95	125	6,196
4Q20 (CHF million)
Cash and due from banks	0	23	22	37	8	90
Trading assets	0	1,255	50	840	19	2,164
Other investments	0	0	129	920	202	1,251
Net loans	653	0	51	29	167	900
Other assets	21	979	15	82	779	1,876
of which loans held-for-sale	0	462	10	0	0	472
of which premises and equipment	0	0	0	30	4	34
Total assets of consolidated VIEs	674	2,257	267	1,908	1,175	6,281
Customer deposits	0	0	0	0	1	1
Trading liabilities	0	0	0	10	0	10
Short-term borrowings	4,178	0	0	0	0	4,178
Long-term debt	0	1,701	0	10	35	1,746
Other liabilities	53	1	3	73	78	208
Total liabilities of consolidated VIEs	4,231	1,702	3	93	114	6,143

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2020 for further information on non-consolidated VIEs.
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
1Q21 (CHF million)
Trading assets	267	0		5,212	869	56	8,711	15,115
Net loans	534	361		319	2,698	8,105	1,135	13,152
Other assets	8	0		85	134	12	376	615
Total variable interest assets	809	361		5,616	3,701	8,173	10,222	28,882
Maximum exposure to loss	1,674	6,455		7,962	3,701	12,458	10,670	42,920
Total assets of non-consolidated VIEs	12,458	12,433		175,851	127,343	29,620	35,680	393,385
4Q20 (CHF million)
Trading assets	250	0		4,500	1,113	66	8,617	14,546
Net loans	357	371		734	1,967	6,989	939	11,357
Other assets	2	0		3	119	0	344	468
Total variable interest assets	609	371		5,237	3,199	7,055	9,900	26,371
Maximum exposure to loss	852	5,538		7,329	3,199	11,235	10,226	38,379
Total assets of non-consolidated VIEs	8,553	11,148		127,785	89,686	26,186	33,140	296,498
1 Includes liquidity facilities provided to third-party CP conduits through Alpine Securities Ltd.

31 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques);
■ Fair value option; and
■ Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section “Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs” should be read in conjunction with the tables “Assets and liabilities measured at fair value on a recurring basis”, “Quantitative information about level 3 assets measured at fair value on a recurring basis” and “Quantitative information about level 3 liabilities measured at fair value on a recurring basis”.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 1Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	91	0	–		–		91
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	67,268	0	–		–		67,268
Securities received as collateral	49,609	6,818	67	–		–		56,494
Trading assets	83,009	178,350	6,476	(111,460)		764		157,139
of which debt securities	13,497	48,550	2,023	–		58		64,128
of which foreign governments	13,243	11,588	37	–		–		24,868
of which corporates	138	10,421	1,167	–		58		11,784
of which RMBS	0	23,603	530	–		–		24,133
of which equity securities	57,024	2,392	218	–		706		60,340
of which derivatives	10,565	126,425	3,108	(111,460)		–		28,638
of which interest rate products	5,271	58,274	867	–		–		–
of which foreign exchange products	68	25,468	161	–		–		–
of which equity/index-related products	4,939	36,772	605	–		–		–
of which other derivatives	33	217	1,052	–		–		–
of which other trading assets	1,923	983	1,127	–		–		4,033
Investment securities	2	612	0	–		–		614
Other investments	13	7	3,255	–		662		3,937
of which other equity investments	13	7	2,334	–		548		2,902
of which life finance instruments	0	0	916	–		–		916
Loans	0	8,534	3,293	–		–		11,827
of which commercial and industrial loans	0	1,833	1,448	–		–		3,281
of which financial institutions	0	4,293	854	–		–		5,147
Other intangible assets (mortgage servicing rights)	0	0	181	–		–		181
Other assets	156	13,565	1,737	(425)		–		15,033
of which failed purchases	127	1,365	37	–		–		1,529
of which loans held-for-sale	0	11,161	1,555	–		–		12,716
Total assets at fair value	132,789	275,245	15,009	(111,885)		1,426		312,584
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 1Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	800	0	–		–		800
Customer deposits	0	3,782	439	–		–		4,221
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	9,591	0	–		–		9,591
Obligation to return securities received as collateral	49,609	6,818	67	–		–		56,494
Trading liabilities	36,528	130,139	3,199	(122,129)		3		47,740
of which equity securities	22,186	188	52	–		3		22,429
of which derivatives	11,234	124,163	3,146	(122,129)		–		16,414
of which interest rate products	5,158	55,265	160	–		–		–
of which foreign exchange products	93	26,682	76	–		–		–
of which equity/index-related products	5,696	35,588	1,730	–		–		–
Short-term borrowings	0	10,085	935	–		–		11,020
Long-term debt	0	64,639	7,673	–		–		72,312
of which structured notes over one year and up to two years	0	13,435	1,417	–		–		14,852
of which structured notes over two years	0	27,377	5,705	–		–		33,082
of which high-trigger instruments	0	10,834	0	–		–		10,834
Other liabilities	0	6,777	1,327	(191)		–		7,913
Total liabilities at fair value	86,137	232,631	13,640	(122,320)		3		210,091
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	525	0	–		–		525
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	57,994	0	–		–		57,994
Securities received as collateral	44,074	6,598	101	–		–		50,773
Trading assets	87,710	181,166	7,535	(119,731)		658		157,338
of which debt securities	16,321	45,766	2,253	–		55		64,395
of which foreign governments	15,908	11,909	140	–		–		27,957
of which corporates	353	9,799	1,270	–		55		11,477
of which RMBS	0	20,882	557	–		–		21,439
of which equity securities	60,044	2,466	124	–		603		63,237
of which derivatives	9,297	132,054	3,911	(119,731)		–		25,531
of which interest rate products	3,036	71,043	733	–		–		–
of which foreign exchange products	42	24,259	143	–		–		–
of which equity/index-related products	6,150	31,945	1,186	–		–		–
of which other derivatives	22	110	1,079	–		–		–
of which other trading assets	2,048	880	1,247	–		–		4,175
Investment securities	2	605	0	–		–		607
Other investments	13	6	3,054	–		721		3,794
of which other equity investments	13	6	2,132	–		608		2,759
of which life finance instruments	0	0	920	–		–		920
Loans	0	7,739	3,669	–		–		11,408
of which commercial and industrial loans	0	2,187	1,347	–		–		3,534
of which financial institutions	0	3,506	1,082	–		–		4,588
Other intangible assets (mortgage servicing rights)	0	0	180	–		–		180
Other assets	137	7,315	1,825	(904)		–		8,373
of which failed purchases	109	1,229	51	–		–		1,389
of which loans held-for-sale	0	4,870	1,576	–		–		6,446
Total assets at fair value	131,936	261,948	16,364	(120,635)		1,379		290,992
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	413	0	–		–		413
Customer deposits	0	3,895	448	–		–		4,343
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,594	0	–		–		13,594
Obligation to return securities received as collateral	44,074	6,598	101	–		–		50,773
Trading liabilities	33,544	137,947	4,246	(129,867)		1		45,871
of which equity securities	20,527	111	55	–		1		20,694
of which derivatives	10,536	132,885	4,191	(129,867)		–		17,745
of which interest rate products	3,264	68,159	169	–		–		–
of which foreign exchange products	51	28,819	72	–		–		–
of which equity/index-related products	7,149	30,612	2,010	–		–		–
of which credit derivatives	0	4,663	1,335	–		–		–
Short-term borrowings	0	10,039	701	–		–		10,740
Long-term debt	0	63,708	7,268	–		–		70,976
of which structured notes over one year and up to two years	0	11,787	1,133	–		–		12,920
of which structured notes over two years	0	28,330	5,526	–		–		33,856
of which high-trigger instruments	0	10,586	0	–		–		10,586
Other liabilities	0	6,678	1,271	(169)		–		7,780
Total liabilities at fair value	77,618	242,872	14,035	(130,036)		1		204,490
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
1Q21	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	43	(81)	0	0	0	0	0	0	0	0	4	67	0
Trading assets	7,535	318	(1,048)	1,217	(1,518)	348	(897)	57	(1)	0	1	0	0	464	6,476	(364)
of which debt securities	2,253	159	(465)	803	(1,029)	0	0	6	130	0	0	0	0	166	2,023	78
of which corporates	1,270	73	(98)	546	(835)	0	0	4	103	0	0	0	0	104	1,167	85
of which derivatives	3,911	89	(564)	0	0	348	(856)	45	(77)	0	1	0	0	211	3,108	(361)
of which interest rate products	733	30	(27)	0	0	61	(53)	0	89	0	1	0	0	33	867	138
of which equity/index-related products	1,186	12	(180)	0	0	117	(545)	46	(81)	0	0	0	0	50	605	(455)
of which other derivatives	1,079	0	0	0	0	85	(76)	(1)	(105)	0	0	0	0	70	1,052	(113)
of which other trading assets	1,247	20	(12)	375	(483)	0	(41)	1	(56)	0	0	0	0	76	1,127	(90)
Other investments	3,054	3	0	11	(48)	0	0	0	(25)	0	161	0	0	99	3,255	174
of which other equity investments	2,132	0	0	3	(1)	0	0	0	1	0	161	0	0	38	2,334	178
of which life finance instruments	920	0	0	8	(47)	0	0	0	(26)	0	0	0	0	61	916	(6)
Loans	3,669	17	(452)	162	0	117	(399)	(8)	(9)	0	1	0	0	195	3,293	(30)
of which commercial and industrial loans	1,347	17	(10)	10	0	87	(92)	1	21	0	1	0	0	66	1,448	2
of which financial institutions	1,082	0	(225)	0	0	31	(68)	3	(15)	0	0	0	0	46	854	(15)
Other intangible assets (mortgage servicing rights)	180	0	0	0	0	0	0	0	0	0	(11)	0	0	12	181	(11)
Other assets	1,825	60	(261)	1,188	(979)	108	(254)	9	(59)	0	0	0	0	100	1,737	(54)
of which failed purchases	51	0	(5)	0	(11)	0	0	0	(3)	0	0	0	0	5	37	(3)
of which loans held-for-sale	1,576	60	(218)	1,172	(966)	108	(251)	7	(17)	0	0	0	0	84	1,555	(31)
Total assets at fair value	16,364	398	(1,761)	2,621	(2,626)	573	(1,550)	58	(94)	0	152	0	0	874	15,009	(285)
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(7)	0	0	0	(14)	12	439	8
Obligation to return securities received as collateral	101	0	0	43	(81)	0	0	0	0	0	0	0	0	4	67	0
Trading liabilities	4,246	113	(1,072)	75	(8)	379	(902)	57	42	0	1	0	0	268	3,199	360
of which derivatives	4,191	110	(1,072)	69	(2)	379	(902)	57	50	0	1	0	0	265	3,146	363
of which equity/index-related derivatives	2,010	40	(319)	0	0	209	(507)	56	115	0	0	0	0	126	1,730	(6)
Short-term borrowings	701	4	(54)	0	0	463	(264)	(4)	34	0	0	0	0	55	935	16
Long-term debt	7,268	679	(1,025)	0	0	1,745	(1,174)	8	(275)	0	6	(3)	(51)	495	7,673	(114)
of which structured notes over one year and up to two years	1,133	341	(452)	0	0	556	(247)	15	(17)	0	0	0	(1)	89	1,417	27
of which structured notes over two years	5,526	319	(545)	0	0	1,170	(843)	(6)	(240)	0	0	(3)	(49)	376	5,705	(122)
Other liabilities	1,271	4	(27)	17	(41)	29	(51)	3	(22)	0	67	0	0	77	1,327	2
Total liabilities at fair value	14,035	800	(2,178)	135	(130)	2,616	(2,391)	64	(228)	0	74	(3)	(65)	911	13,640	272
Net assets/(liabilities) at fair value	2,329	(402)	417	2,486	(2,496)	(2,043)	841	(6)	134	0	78	3	65	(37)	1,369	(557)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 1Q21, changes in net unrealized gains/(losses) of CHF (782) million and CHF 180 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF (45) million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
1Q20	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	1	0	0	0	(1)	0	0	0	0	0	0	0	0	0	0	0
Trading assets	7,885	1,665	(498)	2,850	(3,175)	680	(983)	323	1,654	0	0	0	0	(225)	10,176	1,899
of which debt securities	1,923	1,123	(162)	1,582	(862)	0	0	(14)	(160)	0	0	0	0	(93)	3,337	(106)
of which corporates	1,128	453	(99)	968	(573)	0	0	(12)	(66)	0	0	0	0	(51)	1,748	(28)
of which derivatives	3,534	486	(205)	0	0	680	(970)	93	1,704	0	0	0	0	(122)	5,200	1,967
of which equity/index-related products	1,040	100	(60)	0	0	195	(507)	19	902	0	0	0	0	(80)	1,609	923
of which credit derivatives	879	288	(130)	0	0	346	(360)	71	538	0	0	0	0	(7)	1,625	761
of which other derivatives	909	1	1	0	0	85	(84)	1	85	0	0	0	0	(9)	989	87
of which other trading assets	2,231	42	(109)	1,233	(2,009)	0	(13)	(7)	144	0	0	0	0	(8)	1,504	66
Other investments	2,523	2	0	359	(53)	0	0	0	78	0	(13)	0	0	(7)	2,889	2
of which other equity investments	1,463	1	(1)	350	(2)	0	0	0	(3)	0	(12)	0	0	(1)	1,795	(17)
of which life finance instruments	1,052	0	0	9	(51)	0	0	0	81	0	0	0	0	(6)	1,085	19
Loans [2]	3,835	295	(104)	44	(314)	479	(187)	(2)	(358)	0	0	0	0	(21)	3,667	(361)
of which commercial and industrial loans [2]	1,401	156	(104)	44	(282)	299	(64)	(2)	(139)	0	0	0	0	(6)	1,303	(147)
of which financial institutions	1,201	45	0	0	(32)	177	(14)	0	(124)	0	0	0	0	(7)	1,246	(127)
of which government and public institutions	831	0	0	0	0	3	0	0	(75)	0	0	0	0	(6)	753	(63)
Other intangible assets (mortgage servicing rights)	244	0	0	0	0	0	0	0	0	0	(23)	0	0	(1)	220	(23)
Other assets	1,846	991	(192)	816	(565)	82	(286)	(19)	117	0	0	0	0	(106)	2,684	88
of which loans held-for-sale	1,619	978	(186)	805	(564)	82	(286)	(17)	(56)	0	0	0	0	(105)	2,270	(44)
Total assets at fair value	16,334	2,953	(794)	4,069	(4,108)	1,241	(1,456)	302	1,491	0	(36)	0	0	(360)	19,636	1,605
Liabilities (CHF million)
Customer deposits	474	0	0	0	0	0	0	0	22	0	0	0	(37)	(27)	432	(15)
Obligation to return securities received as collateral	1	0	0	0	(1)	0	0	0	0	0	0	0	0	0	0	0
Trading liabilities	3,854	328	(239)	133	(138)	673	(731)	105	389	0	0	0	0	(69)	4,305	932
of which derivatives	3,801	323	(239)	0	(1)	673	(731)	105	391	0	0	0	0	(69)	4,253	929
of which equity/index-related derivatives	1,921	45	(80)	0	0	215	(408)	24	35	0	0	0	0	(55)	1,697	238
of which credit derivatives	1,211	249	(150)	0	0	389	(238)	73	281	0	0	0	0	(8)	1,807	575
Short-term borrowings	997	38	(51)	0	0	400	(318)	(23)	(157)	0	0	0	0	(6)	880	(130)
Long-term debt	12,610	909	(629)	0	0	2,540	(2,567)	(85)	(1,552)	0	(1)	(10)	(406)	(74)	10,735	(1,718)
of which structured notes over two years	11,458	637	(491)	0	0	2,234	(2,383)	(66)	(1,390)	0	(1)	(10)	(403)	(67)	9,518	(1,548)
Other liabilities	1,385	70	(113)	194	(9)	36	(59)	(2)	19	0	(40)	0	0	(14)	1,467	32
Total liabilities at fair value	19,321	1,345	(1,032)	327	(148)	3,649	(3,675)	(5)	(1,279)	0	(41)	(10)	(443)	(190)	17,819	(899)
Net assets/(liabilities) at fair value	(2,987)	1,608	238	3,742	(3,960)	(2,408)	2,219	307	2,770	0	5	10	443	(170)	1,817	2,504
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues. As of 1Q20, changes in net unrealized gains/(losses) of CHF 2,088 million and CHF (16) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 432 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

2 Includes an adjustment of CHF 118 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.

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Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 1Q21 were CHF 398 million, primarily from trading assets. These transfers were primarily in the securitized products and credit businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 1Q21 were CHF 1,761 million, primarily in trading assets, loans and loans held-for-sale. These transfers were primarily in the global trading solutions and securitized products businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, contingent probability, correlation, discount rate, dividend yield, funding spread, mortality rate, pre-IPO intrinsic option, price, recovery rate, volatility or unadjusted NAV, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of credit spread, default rate, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), prepayment rate or tax swap rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs contingent probability, credit spread, fund gap risk, gap risk, market implied life expectancy, mortality rate or price would increase the fair value. An increase in the significant unobservable inputs of buyback probability, correlation, discount rate, dividend yield, funding spread, mean reversion, prepayment rate, unadjusted NAV or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 1Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	6,476
of which debt securities	2,023
of which corporates	1,167
of which	316	Discounted cash flow	Credit spread, in bp		122	1,527	1,202
			Price, in %		0	100	71
of which	65	Market comparable	Price, in %		0	134	85
of which	638	Option model	Correlation, in %		(50)	100	59
			Credit spread, in bp		0	117	85
			Fund gap risk, in %	[2]	0	3	1
			Unadjusted NAV, in actuals		945	1,078	973
			Volatility, in %		0	136	29
of which	31	Vendor price	Price, in actuals		0	1,353	765
of which	116	Price	Price, in %		30	120	88
			Unadjusted NAV, in actuals		1,026	1,053	1,029
of which derivatives	3,108
of which interest rate products	867
of which	77	Discounted cash flow	Prepayment rate, in %		3	10	6
			Volatility, in %		93	97	95
of which	790	Option model	Correlation, in %		0	100	7
			Prepayment rate, in %		3	28	10
			Volatility, in %		(3)	1	0
of which other derivatives	1,052
of which	1,051	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		72	137	98
of which other trading assets	1,127
of which	710	Discounted cash flow	Market implied life expectancy, in years		3	14	7
			Tax swap rate, in %		30	30	30
of which	209	Market comparable	Price, in %		0	116	13
of which	176	Option model	Mortality rate, in %		0	70	6
Other investments	3,255
of which other equity investments	2,334
of which	974	Adjusted NAV	Price, in actuals		310	310	310
of which	1,002	Discounted cash flow	Discount rate, in %		8	8	8
of which	284	Price	Price, in %		100	100	100
			Price, in actuals		1	1,249	531
of which life finance instruments	916	Discounted cash flow	Market implied life expectancy, in years		2	17	6
Loans	3,293
of which commercial and industrial loans	1,448
of which	745	Discounted cash flow	Credit spread, in bp		184	1,374	598
of which	567	Price	Credit spread, in bp		300	300	300
			Price, in %		9	100	75
of which financial institutions	854
of which	652	Discounted cash flow	Credit spread, in bp		199	1,695	544
of which	109	Option model	Pre-IPO intrinsic option, in actuals		90	90	90
of which	93	Price	Price, in %		10	67	30
Other assets	1,737
of which loans held-for-sale	1,555
of which	341	Discounted cash flow	Credit spread, in bp		109	888	400
of which	1,196	Market comparable	Price, in %		0	158	79
of which	18	Price	Price, in %		0	62	52
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 4Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	7,535
of which debt securities	2,253
of which corporates	1,270
of which	386	Discounted cash flow	Credit spread, in bp		(9)	1,509	1,007
of which	321	Market comparable	Price, in %		0	227	95
of which	416	Option model	Correlation, in %		(50)	100	55
			Gap risk, in %	[2]	0	2	0
			Recovery rate, in %		40	40	40
			Volatility, in %		0	158	23
of which	71	Vendor price	Price, in actuals		0	2,292	1,654
			Unadjusted NAV, in actuals		1	1	1
of which derivatives	3,911
of which equity/index-related products	1,186	Option model	Buyback probability, in %		50	100	66
			Correlation, in %		(50)	100	58
			Gap risk, in %	[2]	0	4	0
			Volatility, in %		(2)	158	24
of which other derivatives	1,079	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		72	137	98
of which other trading assets	1,247
of which	766	Discounted cash flow	Market implied life expectancy, in years		3	14	7
Other investments	3,054
of which other equity investments	2,132
of which	840	Discounted cash flow	Discount rate, in %		9	9	9
			Terminal growth rate, in %		3	3	3
of which	118	Market comparable	Price, in %		100	100	100
of which	974	Adjusted NAV	Price, in actuals		310	310	310
of which	110	Vendor price	Price, in actuals		1	1,249	713
of which life finance instruments	920	Discounted cash flow	Market implied life expectancy, in years		2	15	6
Loans	3,669
of which commercial and industrial loans	1,347
of which	908	Discounted cash flow	Credit spread, in bp		237	1,480	554
			Recovery rate, in %		25	25	25
of which	338	Market comparable	Price, in %		0	100	70
	72	Option model	Pre-IPO intrinsic option, in actuals		100	100	100
of which financial institutions	1,082
of which	674	Discounted cash flow	Credit spread, in bp		192	1,698	612
			Recovery rate, in %		25	40	25
of which	190	Market comparable	Price, in %		0	100	54
Other assets	1,825
of which loans held-for-sale	1,576
of which	296	Discounted cash flow	Credit spread, in bp		246	506	343
			Recovery rate, in %		1	40	34
of which	1,277	Market comparable	Price, in %		0	111	71
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 1Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	3,199
of which derivatives	3,146
of which equity/index-related derivatives	1,730
of which	1,703	Option model	Buyback probability, in %	[2]	50	100	68
			Correlation, in %		(50)	100	60
			Dividend yield, in %		0	7	3
			Fund gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		945	1,078	973
			Volatility, in %		(2)	136	30
of which	27	Price	Price, in %		0	681	1
Short-term borrowings	935
of which	76	Discounted cash flow	Credit spread, in bp		30	966	617
of which	768	Option model	Buyback probability, in %		50	100	68
			Correlation, in %		(50)	100	57
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	2
			Unadjusted NAV, in actuals		945	1,078	973
			Volatility, in %		3	136	33
	13	Price	Price, in %		59	59	59
Long-term debt	7,673
of which structured notes over one year and up to two years	1,417
of which	49	Discounted cash flow	Credit spread, in bp		72	163	82
of which	1,356	Option model	Buyback probability, in %	[2]	50	100	68
			Correlation, in %		(50)	100	60
			Credit spread, in bp		0	117	85
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	2
			Unadjusted NAV, in actuals		945	1,078	973
			Volatility, in %		0	136	30
of which structured notes over two years	5,705
of which	122	Discounted cash flow	Credit spread, in bp		3	384	188
of which	5,432	Option model	Buyback probability, in %	[2]	50	100	68
			Correlation, in %		(50)	100	58
			Credit spread, in bp		0	117	85
			Fund gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		945	1,078	973
			Volatility, in %		0	136	24
of which	12	Price	Price, in %		26	46	26
			Price, in actuals		36	36	36
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 4Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	4,246
of which derivatives	4,191
of which equity/index-related derivatives	2,010	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	58
			Volatility, in %		(2)	158	27
of which credit derivatives	1,335
of which	738	Discounted cash flow	Correlation, in %		37	45	44
			Credit spread, in bp		0	1,468	391
			Default rate, in %		0	7	3
			Discount rate, in %		6	19	14
			Funding spread, in bp		55	183	120
			Loss severity, in %		0	100	68
			Prepayment rate, in %		0	9	7
			Recovery rate, in %		12	81	38
of which	520	Market comparable	Price, in %		84	116	99
of which	12	Option model	Correlation, in %		49	50	50
			Credit spread, in bp		13	865	250
Short-term borrowings	701
of which	58	Discounted cash flow	Credit spread, in bp		(4)	992	722
			Recovery rate, in %		35	40	39
of which	508	Option model	Buyback probability, in %		50	100	66
			Correlation, in %		(50)	100	56
			Fund gap risk, in %	[3]	0	2	0
			Volatility, in %		3	158	30
Long-term debt	7,268
of which structured notes over one year and up to two years	1,133
of which	48	Discounted cash flow	Credit spread, in bp		35	189	52
			Recovery rate, in %		25	25	25
of which	1,051	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	55
			Fund gap risk, in %	[3]	0	2	0
			Gap risk, in %		0	4	1
			Volatility, in %		0	158	24
of which structured notes over two years	5,526
of which	1,380	Discounted cash flow	Credit spread, in bp		(14)	481	58
			Recovery rate, in %		23	40	38
of which	9	Market comparable	Price, in %		27	46	27
of which	3,961	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	55
			Gap risk, in %	[3]	0	2	0
			Mean reversion, in %	[4]	(10)	0	(5)
			Volatility, in %		0	158	21
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at net asset value per share
Certain investment funds are measured at net asset value per share.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on investment funds measured at net asset value per share.
Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its financial accounting to its risk management reporting.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s election of the fair value option.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	1Q21			4Q20
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	67,268	67,153	115	57,994	57,895	99
Loans	11,827	12,515	(688)	11,408	12,079	(671)
Other assets [1]	14,245	17,305	(3,060)	7,834	10,090	(2,256)
Due to banks and customer deposits	(911)	(844)	(67)	(578)	(489)	(89)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,591)	(9,514)	(77)	(13,594)	(13,578)	(16)
Short-term borrowings	(11,020)	(11,070)	50	(10,740)	(10,632)	(108)
Long-term debt [2]	(72,312)	(75,520)	3,208	(70,976)	(73,842)	2,866
Other liabilities	(506)	(1,540)	1,034	(616)	(1,569)	953

Non-performing and non-interest-earning loans [3]	628	3,599	(2,971)	543	3,364	(2,821)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.

Gains and losses on financial instruments
	1Q21		1Q20
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	13	[1]	(10)	[1]
of which related to credit risk	8		(14)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	[2]	496	[2]
Other investments	212	[3]	123	[1]
of which related to credit risk	0		2
Loans	53	[2]	(620)	[1]
of which related to credit risk	(14)		(805)
Other assets	157	[2]	71	[2]
of which related to credit risk	76		(230)
Due to banks and customer deposits	(11)	[1]	(25)	[1]
of which related to credit risk	0		(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(20)	[2]	(62)	[2]
Short-term borrowings	81	[1]	(176)	[1]
of which related to credit risk	0		2
Long-term debt	(2,043)	[1]	6,967	[1]
of which related to credit risk	0		9
Other liabilities	76	[1]	(152)	[1]
of which related to credit risk	51		(160)
1 Primarily recognized in trading revenues.
2 Primarily recognized in net interest income.
3 Primarily recognized in other revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that were attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	1Q21	Cumulative	1Q20		1Q21	1Q20
Financial instruments (CHF million)
Customer deposits	14	(62)	38		0	0
Short-term borrowings	10	(57)	2		0	0
Long-term debt	486	(1,979)	4,960		46	77
of which treasury debt over two years	192	(598)	3,026		0	0
of which structured notes over two years	277	(1,277)	1,553		46	77
Total	510	(2,098)	5,000		46	77
1 Amounts are reflected gross of tax.
Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments, such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
1Q21 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	23,853	0	23,853	0	23,853
Loans	288,906	0	281,515	16,280	297,795
Other financial assets [1]	150,827	133,081	17,510	280	150,871
Financial liabilities
Due to banks and customer deposits	420,471	246,151	174,366	0	420,517
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13,262	0	13,262	0	13,262
Short-term borrowings	13,868	0	13,869	0	13,869
Long-term debt	98,141	0	99,163	2,833	101,996
Other financial liabilities [2]	16,516	0	15,927	515	16,442
4Q20 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,139	0	21,139	0	21,139
Loans	277,137	0	272,660	14,534	287,194
Other financial assets [1]	155,266	138,672	16,315	303	155,290
Financial liabilities
Due to banks and customer deposits	402,589	234,700	167,924	0	402,624
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10,256	0	10,256	0	10,256
Short-term borrowings	10,128	0	10,128	0	10,128
Long-term debt	90,111	0	90,897	2,317	93,214
Other financial liabilities [2]	16,012	0	15,567	412	15,979
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.
32 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	1Q21	4Q20
CHF million
Total assets pledged or assigned as collateral	148,648	144,355
of which encumbered	65,081	71,471
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	1Q21	4Q20
CHF million
Fair value of collateral received with the right to sell or repledge	462,467	413,154
of which sold or repledged	204,706	184,837

33 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 40 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.0 billion.
In 1Q21, the Group recorded net litigation provisions of CHF 57 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
Repurchase litigations
On April 19, 2021, the parties in two actions filed against DLJ Mortgage Capital, Inc. (DLJ) and its affiliate Select Portfolio Servicing, Inc. and consolidated in the Supreme Court for the State of New York, New York County (SCNY) executed an agreement to settle both actions for the aggregate amount of USD 500 million, for which Credit Suisse was fully reserved: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million. The settlement remains subject to approval through a trust instruction proceeding to be brought in Minnesota state court by the trustee of the plaintiff trusts. On April 22, 2021, the parties jointly requested that the SCNY vacate the trial in these actions that had been scheduled to begin on January 10, 2022. Pursuant to the settlement, on April 23, 2021, DLJ’s appeal to the New York State Court of Appeals from the denial of its partial summary judgment motion in these actions was withdrawn.
Rates-related matters
Regulatory matters
Credit Suisse Group AG and certain affiliates received a Statement of Objections and a Supplemental Statement of Objections from the European Commission (Commission) on July 26, 2018 and March 19, 2021, respectively, which allege that Credit Suisse entities engaged in anticompetitive practices in connection with their foreign exchange trading business. The Statement of Objections and the Supplemental Statement of Objections set out the Commission’s preliminary views and do not prejudge the final outcome of its investigation.
On December 20, 2018, Credit Suisse Group AG and Credit Suisse Securities (Europe) Limited received a Statement of Objections from the Commission, alleging that Credit Suisse entities engaged in anticompetitive practices in connection with their supranational, sub-sovereign and agency (SSA) bonds trading business. On April 28, 2021, the Commission issued a formal decision imposing a fine of EUR 11.9 million. Credit Suisse intends to appeal this decision to the EU General Court.
Civil litigation
SIBOR/SOR litigation
On March 17, 2021, in the civil putative class action litigation alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) to benefit defendants’ trading positions, the US Court of Appeals for the Second Circuit (Second Circuit) vacated the judgment from the US District Court for the Southern District of New York (SDNY) dismissing the case for lack of subject matter jurisdiction and remanded the case to the SDNY for further proceedings. On April 14, 2021, defendants filed a petition for rehearing and rehearing en banc of the Second Circuit’s decision.
Treasury markets litigation
On March 31, 2021, in the consolidated putative class action relating to the US treasury markets, the SDNY granted defendants’ motions to dismiss.
ETN-related litigation
On April 27, 2021, in the consolidated action in the SDNY brought by a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs), the Second Circuit issued an order affirming in part and vacating in part the SDNY’s decision granting defendants’ motion to dismiss.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AGM	Annual General Meeting
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base erosion and anti-abuse tax
BIS	Bank for International Settlements
Board	Board of Directors
BoE	Bank of England
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CECL	Current expected credit loss
CEO	Chief Executive Officer
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CSAM	Credit Suisse Asset Management (Schweiz) AG
E
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve System
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
G-SIB	Global systemically important bank
GTS	Global Trading Solutions
H
HQLA	High-quality liquid assets
I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
IT	Information technology
L
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
LTI	Long-term Incentive
LTV	Loan-to-value
M
MCN	Mandatory convertible note
M&A	Mergers and acquisitions
MEF	Macroeconomic factor
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OPEC+	Organization of Petroleum Exporting Countries Plus
OTC	Over-the-counter
P
PRA	Prudential Regulatory Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCFF	Supply chain finance fund
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SIX	SIX Swiss Exchange
SNB	Swiss National Bank
SPE	Special purpose entity
STI	Short-term Incentive
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
York	York Capital Management
YoY	Year on year
Ytd	Year to date

Investor information
Foreign currency translation rates
	End of			Average in
	1Q21	4Q20	1Q20	1Q21	4Q20	1Q20
1 USD / CHF	0.94	0.88	0.96	0.90	0.91	0.97
1 EUR / CHF	1.11	1.08	1.06	1.09	1.08	1.07
1 GBP / CHF	1.30	1.20	1.20	1.25	1.20	1.25
100 JPY / CHF	0.85	0.85	0.89	0.85	0.87	0.89
Share data
in / end of	1Q21		2020		2019		2018
Share price (common shares, CHF)
Average	12.28		9.96		12.11		15.17
Minimum	9.90		6.42		10.59		10.45
Maximum	13.38		13.27		13.54		18.61
End of period	9.902		11.40		13.105		10.80
Share price (American Depositary Shares, USD)
Average	13.54		10.55		12.15		15.50
Minimum	10.60		6.48		10.74		10.42
Maximum	14.70		13.61		13.63		19.98
End of period	10.60		12.80		13.45		10.86
Market capitalization (CHF million)
Market capitalization	24,009	[1]	27,904		32,451		27,605
Dividend per share (CHF)
Dividend per share	–		0.10	[2,3]	0.2776	[3]	0.2625	[4]
1 Excludes shares held as part of the share repurchase programs.
2 Refer to "Update to the dividend proposal" in I – Credit Suisse results – Credit Suisse – Other information for further information.
3 Fifty percent paid out of capital contribution reserves and fifty percent paid out of retained earnings.
4 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of May 5, 2021	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa1	Negative
Standard & Poor's	–	BBB+	Negative
Fitch Ratings	F2	A-	Negative
Rating and Investment Information	–	A+	Stable
Credit Suisse AG
Moody's	P-1	Aa3	Negative
Standard & Poor's	A-1	A+	Negative
Fitch Ratings	F1	A	Negative

Financial calendar and contacts
Financial calendar
Second quarter results 2021	Thursday, July 29, 2021

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Credit Suisse Annual Reporting Suite

Our 2020 annual publication suite consisting of Annual Report and Sustainability Report is available on our website credit-suisse.com/annualreporting.

Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse.

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5520124 English / 229006E